As submitted confidentially with the U.S. Securities and Exchange Commission on November 12, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Yeşil Global Enerji A.Ş.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrants name into English)

Republic of Türkiye	4931	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Kaptanpaşa Mah.,

Piyalepaşa Bulvarı

Ortadoğu Plaza No: 73/23

34384 Şişli, İstanbul, Türkiye

Telephone: +90 (212) 221 8111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

c/o Power Upp USA, Inc.

2200 SW 45th Street, Suite 101

Fort Lauderdale, Florida 33312

Telephone (844) 844-7978

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry I. Grossman, Esq. Justin Grossman, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Telephone: (212) 370-1300	Fırat Yalçın, Esq. Mete Yegin, Esq. Pekin Attorney Partnership 10 Lamartine Caddesi, 34437 Taksim, İstanbul, Türkiye Telephone: +90 (212) 313 3500	Mitchell Nussbaum, Esq. Angela Dowd, Esq. Lili Taheri, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Telephone: (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated [*], 2025

[*] American Depositary Shares Representing

Group B Ordinary Shares

This is the initial public offering of American Depositary Shares (“ADSs”), each representing one ordinary share of Yeşil Global Enerji A.Ş. (“Company”), a joint stock company incorporated under the laws of the Republic of Türkiye (“Türkiye”). Each ADS will represent one Group B ordinary share. The Company is offering [*] Group B ordinary shares represented by [*] ADSs. The Company anticipates that the initial public offering price will be between US$[*] and US$[*] per ADS.

Our Group B ordinary shares have one vote per share. ADSs in this offering will represent Group B ordinary shares. Our Group A shares are held by Yeşil Holding A.Ş. and Lia Invest LLC (the “Founders”). Each Group A ordinary share has five votes and the holders of the Group A ordinary shares have the right to nominate up to half of the members of our Board of Directors, currently two of the five members of our Board of Directors. Following the completion of this offering our Founders and their permitted transferees (the “Group A Shareholders”) will continue to beneficially own all of our Group A ordinary shares and are expected to own [*]% of our Group B ordinary shares, which will represent [*]% of the voting power of all of our Group A ordinary shares and Group B ordinary shares (together, “Ordinary Shares”) voting together as a single group. As a result, the Company will be a “controlled company” under the Nasdaq Listing Rules. However, even if we are deemed a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules but will follow the corporate governance standards of our home country, Türkiye, as permitted by Nasdaq Listing Rules. See “Risk Factors” and “Management—Controlled Company.”

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The Company intends to file an application to have the ADSs listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PWRU.” The closing of the initial public offering is conditioned upon Nasdaq’s final approval of our listing application, and no assurance can be given that our application will be approved or that a trading market will develop.

The Company is an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” beginning on page 6 and 7 of this prospectus for more information.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds to us before expenses	US$	US$

(1)	The Company has agreed to pay the underwriters a discount equal to 7.0% of the gross proceeds of this offering. For a description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 129.

The Company has granted the underwriters an option, exercisable within 45 days from the closing of the offering, to purchase up to an additional fifteen percent (15%) of the ADSs offered in this offering at the initial public offering price, less the underwriting discounts, solely to cover any over-allotments.

Investing in our ADSs is speculative and involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 12 to read about factors you should carefully consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the ADSs is expected to be made on or about [●], 202[*].

D. Boral Capital

Sole Book-Running Manager

The date of this prospectus is [●], 202[*].

You should rely only on the information contained in this prospectus or in any related free writing prospectus that the Company filed with the Securities and Exchange Commission. The Company has not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which the Company has referred you. The Company takes no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give you. The Company is offering to sell, and seeking offers to buy, ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ordinary shares.

The Company has not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Market and Industry Data

This prospectus contains certain market data including estimates that were obtained from market research, reports of governmental and international agencies, and industry publications gathered by the Company. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. The Company has not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that may be important to you, and the Company urges you to read this entire prospectus carefully, including the “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in the ADSs. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

Yeşil Global Enerji A.Ş. (“the Company” or “YGE”) is a leading private-sector operator in the waste-to-energy segment, with an installed capacity of 125.86 MWe, transforming urban landfill emissions into utility-grade renewable power. YGE develops and operates power generation assets that convert municipal solid waste into clean, grid-stable electricity—leveraging landfill gas and biogas technologies, with geothermal initiatives in pre-operational development.

The Company currently operates six Landfill gas-to-energy (“LFG”) power plants across Türkiye, including the Avcıkoru facility, which is the country’s largest waste-to-energy power plant by production volume. These sites are designed to capture and convert methane, carbon dioxide, and other landfill by-products into baseload electricity, mitigating greenhouse gas emissions while supplying power to the national grid and industrial customers. Strategically located in high-density urban centers, including İstanbul, which produces over 17,000 metric tons of municipal solid waste daily, YGE has consistent access to high-volume, high-organic-content feedstock with favorable methane yield characteristics.

Electricity generated by YGE is sold under foreign exchange-linked (“FX-linked”) tariff structures, primarily through agreements with regional distribution companies. Approximately 90% of the Company’s production qualifies for U.S. dollar (“USD”) denominated revenue under Türkiye’s Renewable Energy Resources Support Mechanism (“YEKDEM”), with eligibility extending through at least 2030 for currently enrolled assets. This structure reinforces financial resilience and cash flow predictability.

YGE’s embedded Monitoring, Reporting, and Verification (“MRV”) capabilities support the generation and monetization of verified carbon credits, through voluntary market mechanisms, positioning the Company to align with emerging EU-linked compliance frameworks. Its waste-to-energy model offers a scalable, economically viable solution to Türkiye’s growing demand for sustainable waste management and renewable power generation.

The Company’s long-tenured technical and internal maintenance operations teams support execution certainty, disciplined uptime management, and cost control across its portfolio. These operational strengths, combined with multi-platform fluency and regulatory integration, enable YGE to deliver resilient energy solutions at scale.

Building on its success in Türkiye, the Company intends to expand into the United States with planned natural gas initiatives, while continuing to evaluate strategic investments in additional landfill gas and geothermal projects across Türkiye. Together, these initiatives support the Company’s broader mission to deliver clean, utility-grade energy solutions that support environmental preservation, energy diversification, and long-term stakeholder value.

Business Operations

Renewable Energy Operations

YGE develops, constructs, and operates renewable power plants that generate electricity from methane and other similar gases produced by biodegrading organic feedstocks. The Company’s current operations focus on LFG with additional thermal waste disposal and geothermal projects currently in development. These platforms are designed to deliver baseload renewable power while supporting Türkiye’s transition to sustainable waste management and carbon mitigation.

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Landfill Gas-to-Energy (LFG): YGE has six installed LFG power plants located in İstanbul and Kocaeli provinces, including the Kömürcüoda, Solaklar, Dilovası, Kalyoncu, Odayeri, and Avcıkoru facilities. These plants are designed to capture methane emissions from municipal solid waste landfills and convert the gas into electricity through gas engine generator systems. The landfills are operated by İstanbul Çevre Koruma ve Atık Maddeleri Değerlendirme Sanayi ve Ticaret A.Ş. (“İSTAÇ”) and İzmit Atık ve Artıkları Arıtma Yakma ve Değerlendirme A.Ş. (“İZAYDAŞ”), both municipal enterprises. Pursuant to long-term agreements with these entities, YGE and its subsidiary Körfez Enerji Sanayi ve Ticaret A.Ş. (“Körfez Enerji”) hold exclusive rights to collect and utilize landfill gas in exchange for a revenue share ranging from 11.1% to 40%, depending on the site. The Company currently maintains a total licensed capacity of 132.06 MWe and an installed capacity of 125.86 MWe across its LFG facilities. Its operations also include Organic Rankine Cycle (ORC) systems for heat recovery, further enhancing overall generation efficiency.

Thermal Waste Disposal: YGE is also developing thermal disposal power plants that utilize pyrolysis and gasification technologies to convert municipal solid waste directly into synthetic gas and electricity. The Solaklar Thermal Disposal and Energy Generation Facility in Kocaeli, which represents the Company’s first large-scale thermal waste-to-energy asset, is currently under construction and is expected to commence operations in 2026 with an initial capacity of 41.32 MWe, capable of processing up to 2,000 tons of waste per day. Through this facility, YGE contributes to both national waste management solutions and Türkiye’s renewable energy mix, reducing landfill reliance and improving environmental outcomes.

Electricity Wholesale and Market Participation

YGE conducts electricity sales through Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”), Türkiye’s national electricity market operator. The Company actively participates in the Day-Ahead and Intraday Markets under the Electricity Market Balancing and Settlement Regulation (“DUY”) and sells the majority of its power under the YEKDEM program, which guarantees fixed-price purchase tariffs denominated in USD.

Under Law No. 5346 on the Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy, LFG power plants receive a tariff of 0.133 USD per kilowatt-hour for ten years. This tariff provides revenue predictability and serves as a natural hedge against domestic inflation and exchange rate volatility.

Electricity generation forecasts are submitted daily through the EPİAŞ platform, with transactions reconciled through the Advance Settlement System and final monthly Reconciliation Statements. This structure ensures liquidity and transparent settlement of market activities.

YGE’s renewable energy facilities are connected to the national grid through standard Distribution System Connection and Utilization Agreements executed by regional distribution companies in accordance with Energy Market Regulatory Authority (“EMRA”) regulations. These agreements ensure grid compliance and enable uninterrupted delivery to end consumers, although the distribution activity itself is not the Company’s operational responsibility.

Carbon Credit Generation

YGE’s renewable energy operations mitigate the release of methane and other greenhouse gases, qualifying the Company for the issuance of carbon credits under international voluntary market standards. The Company currently generates approximately 2 million metric tons of carbon credits annually, verified by organizations such as The Gold Standard Foundation and Verra (VCS).

Carbon credits are recorded and monetized in three-year monitoring periods, with revenues typically recognized upon completion of certification. Credits from operations at the Odayeri, Kömürcüoda, Kocaeli, Kalyoncu, and Avcıkoru sites are registered under project IDs GS 707, GS 1013, VCS 3827, and VCS 3997.

The global voluntary carbon market is projected to grow from approximately US$1.4 billion to US$35 billion by 2030, according to Morgan Stanley Capital International (“MSCI”). While demand for carbon credits may fluctuate based on global economic conditions and changes in international environmental policy, YGE’s established verification framework and recurring production cycles position the Company to benefit from expanding carbon offset markets and future compliance-linked mechanisms.

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North American Operations

YGE has expanded its operations to the United States through its wholly owned subsidiary, Power Upp USA, Inc. (“Power Upp USA”), formed in August 2025 and headquartered in Fort Lauderdale, Florida. The subsidiary’s business objectives include the acquisition, development, and operation of oil and natural gas properties, as well as the deployment of energy transition technologies, including natural gas-to-electricity power generation, data center development for cryptocurrency mining and high-performance computing (“HPC”) workloads.

As of November 2025, Power Upp USA, Inc.:

●	Executed a Letter of Intent to acquire 65% of Permian Energy, LLC, a U.S.-based company with proprietary enhanced oil and gas recovery technologies.
●	Formed Power Upp Midland 1 LLC (“Midland”), a Texas-based subsidiary engaged in oil and gas operations and registered with the Railroad Commission of Texas.
●	Entered into, through Midland, in November 2025, a Purchase and Sale Agreement for oil and gas leasehold rights in Gaines County, Texas, with production expected to begin in late 2025.

YGE intends to deploy modular data centers powered by captured natural gas, and to implement carbon capture and storage (CCS) technologies to generate and monetize carbon credits. The Company also holds proprietary technologies in hydraulic gas compression, thermoelectric generation, and ASIC optimization, designed to enhance efficiency and reduce operational costs in energy and data infrastructure applications.

Through Power Upp USA, YGE seeks to integrate its landfill gas-to-energy expertise with natural gas utilization and carbon recovery, establishing a circular economy model that leverages stranded energy resources for renewable power generation and digital infrastructure support.

Crypto Mining and Treasury Reserve Strategy

The Company has recently started developing a cryptocurrency mining and digital asset treasury strategy designed to leverage its oil and natural gas operations to power its existing cryptocurrency mining computers. By utilizing the natural gas resources acquired as part of its U.S. energy expansion, the Company intends to establish a low-cost and reliable energy supply to support its data center and crypto mining activities. The Company believes this integration of energy production and cryptocurrency operations is expected to provide the Company with a strategic advantage by mitigating one of the principal costs associated with mining – electricity - while supporting its broader energy diversification objectives.

Management believes that the integration of its energy assets with cryptocurrency mining and HPC data center operations may enhance the Company’s overall value proposition. In particular, the current global energy shortages and increasing demand for secure and cost-efficient power sources underscore the importance of reliable, self-supplied energy for high-intensity computing operations such as cryptocurrency mining and artificial intelligence (“AI”) applications. By using its planned energy generation capabilities to supply power to its mining operations, the Company seeks to establish a sustainable and strategically aligned digital asset platform that complements its existing renewable and clean energy initiatives.

While the Company has started to execute this strategy, it is not yet fully implemented in the U.S., and no investments have been made to date other than its U.S. energy expansion with the acquisition of its first oil and gas leaseholds in Gaines County, Texas, and the procurement of 20 crypto mining computers and data center infrastructure comprised of a 20-foot Conex-style container, interior rack, and a liquid-cooled system in Türkiye. The Company has also started evaluating potential asset classes, treasury and allocation frameworks, crypto wallets, associated cybersecurity, and risk management policies, subject to further board review, governance, and regulatory compliance. As the strategy progresses and becomes material, updated disclosures will be provided.

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Competitive Strengths

YGE believes its key competitive advantages include:

Strong Position in the Waste-To-Energy Sector – YGE was the first company in Türkiye to generate electricity from landfill gas, entering the sector in 2007 through a landmark agreement with municipal authorities. This early-mover advantage secured long-term access to high-volume landfill zones in İstanbul, Europe’s most populous city, which produces over 17,000 metric tons of municipal solid waste daily. While the market has evolved, private sector entry into İstanbul remains highly constrained due to the capital intensity of waste-to-energy infrastructure, complex permitting requirements, and limited access to municipally controlled feedstock. YGE’s established presence, operational scale, and regulatory integration position the Company as the leading private-sector contributor to İstanbul’s waste-to-energy ecosystem, with feedstock security and logistical efficiency which remain difficult to replicate.

Experience Across Multiple Renewable Energy Power Plants – With nearly two decades of operational history, YGE has established a robust track record in the development, construction, and management of renewable energy assets across landfill gas, biogas, and geothermal technologies. Unlike single-technology operators, YGE’s platform is engineered for scalability across feedstock types, permitting regimes, and market structures. This flexibility enables the Company to originate and deliver technically complex projects in both mature and emerging energy markets, while supporting long-term growth and regulatory adaptability.

Strong Local Presence and Partnerships – YGE has operated continuously in Türkiye’s renewable energy sector since 2007, building deep familiarity with national licensing regimes, municipal infrastructure frameworks, and energy market protocols. This institutional legacy enables the Company to navigate complex permitting processes, secure access to municipally allocated landfill zones, and maintain compliance across multiple sites and technologies. YGE’s operational fluency in EMRA licensing and EPİAŞ production protocols supports efficient execution and long-term regulatory alignment. In a sector where regulatory complexity and feedstock logistics often constrain new entrants, the Company’s embedded position and disciplined execution provide a durable competitive advantage.

Experienced Management Team – YGE’s management team and key technical personnel bring more than a decade of continuous service and sector-specific expertise, with many having over 10 years of direct experience within the Company. This institutional continuity supports execution certainty across technically complex energy projects, including LFG, geothermal development, and carbon monetization. Unlike many operators in Türkiye’s renewable energy sector, YGE’s leadership is in-house, multi-disciplinary, and platform-oriented. The team’s track record includes successful delivery of multi-site LFG facilities, geothermal licensing, pipeline advancement, and strategic planning for international expansion. Their long-term tenure reflects not only technical capability, but also deep familiarity with EMRA, EPİAŞ, and municipal frameworks. This combination of operational depth, regulatory fluency, and internal cohesion enables YGE to scale efficiently while maintaining disciplined project delivery, stakeholder alignment, and industry-grade performance.

High YEKDEM Penetration and USD-Denominated Revenue Stability – YGE benefits from YEKDEM, which guarantees a fixed tariff of 0.133 USD/kWh for LFG power plants over a 10-year period. As of the date of this prospectus, approximately 90% of the Company’s total electricity production qualifies for USD-denominated revenue under YEKDEM. While YEKDEM is available to qualifying producers, YGE’s high portfolio penetration and early alignment with the program provides a differentiated advantage and a durable barrier to competition. The Company’s USD-linked tariff structure serves as a natural hedge against exchange rate volatility and enhances cash flow predictability. In a sector where local-currency exposure often constrains growth, YGE’s YEKDEM-backed portfolio reinforces financial resilience and supports long-term bankability.

Operational Structure – YGE’s operations are strategically located in İstanbul and Kocaeli, Türkiye’s two most densely populated provinces, ensuring consistent access to high-volume municipal solid waste. This urban adjacency supports long-term feedstock security, logistical efficiency, and uninterrupted operations across the Company’s LFG portfolio. In addition to high-volume access, YGE benefits from the relatively high organic content and consistent composition of municipal solid waste sourced from İstanbul and Kocaeli. These urban centers maintain structured waste collection and landfill management practices, resulting in feedstock with favorable biodegradability and methane yield characteristics. This quality advantage enhances gas recovery efficiency, supports stable baseload output, and reduces operational variability across the Company’s LFG portfolio. Unlike many operators who rely on smaller municipalities or seasonal feedstock flows, YGE’s geographic positioning enables stable waste capture from Türkiye’s largest urban centers. This structural advantage is compounded by superior asset performance: While EMRA recognizes an 85% capacity factor for biomass-type power plants, YGE’s facilities average above 95%, reflecting disciplined uptime management, process efficiency, and optimized asset utilization. In a sector where feedstock variability and operational downtime often constrain performance, YGE’s urban infrastructure integration and multi-site maturity provide a durable edge in baseload reliability and energy yield.

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Baseload Reliability and Operational Stability – Unlike intermittent renewables such as solar and wind, which fluctuate with weather and seasonality, YGE’s LFG operations deliver consistent, dispatchable baseload power. This reliability enhances grid stability and supports Türkiye’s energy transition by complementing variable sources with predictable energy delivery. In a sector where feedstock variability, technical constraints, and grid bottlenecks often limit performance, YGE’s utility-grade reliability and urban adjacency provide a durable edge in energy yield, operational continuity, and investor confidence.

Embedded MRV Readiness for Carbon Monetization – YGE’s landfill gas operations are engineered for traceable feedstock flows, continuous monitoring, and site-level reporting, which are key prerequisites for MRV under Verra, Gold Standard, and emerging compliance frameworks. These embedded capabilities support the Company’s ability to issue verified carbon credits, as well as participate in voluntary and regulated offset markets. Unlike many operators who rely on manual data collection or lack site-level granularity, YGE’s infrastructure enables real-time performance tracking, emissions accounting, and transparent audit trails. This MRV readiness positions the Company to align with EU-linked carbon border adjustment mechanisms, accelerate credit registration, and monetize avoided emissions through internationally recognized standards. In a sector where MRV compliance often requires retrofitting or third-party intervention, YGE’s built-in data architecture and operational discipline provide a first-mover advantage in carbon monetization and regulatory alignment.

Maintenance Efficiency and Operational Resilience – The Company has established an in-house maintenance team composed of experienced technical personnel, enabling faster turnaround times and reduced labor costs across its LFG portfolio. This internal capability minimizes reliance on third-party contractors and supports disciplined uptime management. To further enhance operational resilience, YGE conducts R&D and localized production of alternative spare parts for critical systems. This flexibility in spare part sourcing reduces lead times, mitigates supply chain risk, and ensures continuity in maintenance cycles. These capabilities differentiate YGE from competitors who often face longer downtimes, higher maintenance costs, or limited control over spare part logistics, reinforcing the Company’s utility-grade reliability and cost discipline.

Growth Strategy

YGE’s growth strategy is focused on (i) expanding LFG and thermal waste-to-energy capacity within Türkiye, (ii) advancing geothermal development projects, and (iii) establishing its U.S. operations through its wholly-owned subsidiary, Power Upp USA, Inc. The Company intends to leverage its technical expertise and operational discipline to pursue energy transition projects that integrate renewable generation, natural gas optimization, carbon credit monetization, and digital infrastructure support.

Through these initiatives, YGE aims to reinforce its position as a diversified renewable energy company with stable cash flow generation, scalable technology platforms, and a global footprint across multiple energy transition markets.

Summary of Risk Factors

An investment in the ADSs involves a high degree of risk. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 12 of this prospectus, which you should carefully consider before making a decision to purchase ADSs. If any of these risks actually occur, the Company’s business, financial condition or results of operations could be materially and adversely affected. In such a case, the trading price of the ADSs may decline, and you may lose all or part of your investment.

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These risks include but are not limited to the following:

Risks Related to Our Business and Industry

Operational Risks

●	The Company’s innovative sustainable green energy solutions may not generate expected levels of output.
●	Existing power plants may operate below projected efficiency or performance benchmarks.
●	Planned new investments may not achieve anticipated efficiency or output levels.
●	The Company may be unable to obtain or renew long-term contracts for the sale of power produced by its power plants on favorable terms and may fail to meet future performance obligations.
●	The Company’s contracts with municipalities are subject to fixed terms and may not be renewed at the end of their term. These agreements include certain commitments which, if the Company does not fulfil, give the municipality the right to terminate the contract and impose monetary penalties.

Business Strategy Risks

●	The Company’s commercial success depends on its ability to identify, acquire, develop and operate individual sustainable green energy projects, as well as its ability to maintain and expand production at existing sites.
●	If demand for sustainable green energy is insufficient, or if project development is delayed or underperforms relative to expectations, the Group may be unable to realize its targeted returns.
●	In order to secure contracts for new projects, the Company typically faces a long and variable development cycle, requiring significant resource commitments and extended lead times before revenue realization.
●	While the Company currently focuses on converting methane into renewable energy, other types of energy transition projects may present unforeseen challenges and result in a competitive disadvantage relative to its more established competitors.

Regulatory Risks

●	The reduction or elimination of carbon credit rights and other economic incentives offered by governmental authorities or industry organizations for its innovative sustainable green energy solutions could adversely affect the Company’s business, financial condition, and operating results.
●	The Company may be unable to obtain, modify, or maintain the regulatory permits, approvals and consents required to construct and operate its projects.

Risks Related to this Offering and Ownership of the ADSs

●	An active trading market for the ADSs may not be established or, if established, may discontinue and the trading price for the ADSs may fluctuate significantly.
●	The Company may not be able to satisfy the Nasdaq Capital Market’s listing requirements or maintain a listing of the ADSs on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in the ADSs and result in reduced liquidity and increased trading restrictions.
●	The price of the ADSs may fluctuate significantly, and investors could lose all or part of their investment.
●	If securities or industry analysts do not publish research or reports about the Company’s business, or if they adversely change their recommendations regarding the ADSs, the market price and trading volume for the ADSs could decline.
●	As the Company does not expect to pay dividends in the foreseeable future, investors must rely on price appreciation of the ADSs for a return on their investment.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during its last financial year, the Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable to other public companies. These provisions include:

●	being permitted to provide only three financial years of selected financial information (rather than five years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and
●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, regarding the effectiveness of the Company’s internal control over financial reporting.

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The Company may take advantage of these reporting exemptions until the Company is no longer an emerging growth company. The Company will remain an emerging growth company until the earliest of (1) the last day of the financial year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the financial year in which the Company has total annual gross revenue of at least US$1.235 billion, (3) the date on which the Company is deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of the ADSs that are held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (4) the date on which the Company has issued more than US$1.0 billion in non-convertible debt during the prior three-year period. The Company may choose to take advantage of some, but not all, of the available exemptions. The Company has included three years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, the Company will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after the Company no longer qualifies as an emerging growth company, as long as the Company qualifies as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if the Company no longer qualifies as an emerging growth company but remains a foreign private issuer, the Company will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in Türkiye, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if the Company complied fully with corporate governance listing requirements of Nasdaq. Following this offering, the Company will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely:

(i)	there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our Board of Directors be independent (although all of the members of the audit committee must be independent under the Exchange Act);
(ii)	there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present;
(iii)	there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies;
(iv)	there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than 331∕3% of the outstanding voting stock (Turkish law generally allows a shareholders’ meeting to proceed with at least 25% of the voting shares represented, except in certain cases where a higher quorum is specifically required by law);
(v)	there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the Board of Directors review and oversee all related party transactions; and
(vi)	there will not be a necessity to comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval to take the actions set out in Nasdaq Listing Rule 5635.

7

Presentation of Financial and Other Information

Financial Statements

Our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 included in this prospectus beginning on page F-1 have been prepared and presented in Turkish Lira in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). None of the financial statements have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

Use of Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, including, among others, EBITDA. We define “EBITDA” as net profit for the period plus income tax benefits or expenses less interest income plus interest expenses, plus depreciation and amortization expenses.

The non-IFRS financial measures included in this prospectus are unaudited supplementary measures that are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-IFRS Financial Measures” for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

Prospective investors should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable to similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

Our financial year ends on December 31 of each year. References in this prospectus to a financial year, such as “financial year 2024”, relate to our financial year ended December 31 of that calendar year.

Exchange Rates

The Company’s functional and reporting currency is the Turkish Lira (“TRY”) and a significant amount of its costs are denominated in TRY. In this prospectus, translations of Turkish Lira amounts into U.S. dollars are solely for the convenience of the reader. For all dates and periods, all exchange rates referenced herein are based on the official rates published by the Central Bank of Türkiye (“TCMB”). No representation is made that the Turkish Lira amounts referred to in this prospectus could have been, or could be, converted into U.S. dollars at any specific rate, or at all. On November 12, 2025 the exchange rate was US$[0.024] to Turkish Lira 1.00.

The following table sets forth historical information concerning exchange rates between the Turkish Lira and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that the Company used in the preparation of this prospectus, nor will they necessarily be used in the preparation of its periodic reports or any other information to be provided to investors. The referred information in USD is solely for information purposes and does not represent that the amounts are in accordance with International Accounting Standards (“IAS”) 21 Effects of Variations in Foreign Currency Exchange Rates or the equivalent in USD in which the transactions were conducted or in which the amounts presented in TRY can be translated or realized.

8

U.S. Dollar per Turkish Lira

Year Ended December 31	Period End	Average for Period	Period Low	Period High
2023	0.03399	0.04345	0.03399	0.05344
2024	0.02836	0.03054	0.02836	0.03399
Month Ended	Period End	Average for Period	Period Low	Period High
January 31, 2025	0.02797	0.02820	0.02797	0.02836
February 28, 2025	0.02747	0.02771	0.02746	0.02797
March 31, 2025	0.02634	0.02700	0.02630	0.02751
April 30, 2025	0.02604	0.02628	0.02604	0.02646
May 31, 2025	0.02560	0.02584	0.02560	0.02604
June 30, 2025	0.02514	0.02541	0.02514	0.02560
July 31, 2025	0.02467	0.02492	0.02467	0.02518
August 31, 2025	0.02438	0.02453	0.02438	0.02466
September 30, 2025	0.02408	0.02424	0.02408	0.02440
October 31, 2025	0.02384	0.02394	0.02384	0.02407

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus only, references to:

●	“IFRS” means International Financial Reporting Standards;
●	“SEC” means the U.S. Securities and Exchange Commission;
●	“Securities Act” means the U.S. Securities Act of 1933, as amended;
●	“shares” are to our ordinary shares and prior to the effective date of the registration statement of which this prospectus is a part, our Group A ordinary shares, which give the holder thereof five votes per share, and our Group B ordinary shares, which gives the holder thereof one vote per share.
●	“TRY” and “TL” mean Turkish Lira, the legal currency of the Republic of Türkiye;
●	“US$,” “USD,” and “U.S. dollars” mean the legal currency of the United States;
●	“U.S. GAAP” means generally accepted accounting principles in the United States; and
●	“We,” “us,” “the Company,” “our” and “YGE” are to Yeşil Global Enerji A.Ş., a joint stock company incorporated in Türkiye under the Turkish Commercial Code No. 6102 of the Republic of Türkiye, or “TCC”, and its subsidiaries or any of them, unless the context requires otherwise.

We conduct our business operations primarily in Türkiye and maintain our books and records in Turkish Lira. Our functional currency and our reporting currency are the Turkish Lira.

Unless otherwise indicated, (a) information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (b) references in this prospectus to this offering are to this offering of ADSs representing ordinary shares pursuant to this prospectus and (c) information in this prospectus does not include the ordinary shares reserved for future issuance under our share incentive plan.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is subject to change, is not incorporated by reference into, and does not form part of, this prospectus.

Corporate Information

The Company was incorporated in the Republic of Türkiye as a joint stock company in 2007. The Company’s principal place of business is located at Kaptanpaşa Mah., Piyalepaşa Bulvarı, Ortadoğu Plaza No: 73/23 34384 Şişli - İstanbul, Türkiye, and its telephone number is +90 (212) 221 8111. The Company’s principal website address is www.yesilglobal.com. The information contained on the Company’s website does not form part of this prospectus. The Company’s wholly owned subsidiary, Power Upp USA, Inc., has an office in the United States at 2200 SW 45th Street, Suite 101, Fort Lauderdale, Florida 33312, which serves as the Company’s agent for service of process.

9

The Offering

ADSs offered by us	[*] ADSs.

ADSs to be outstanding immediately after this offering(1)	[*] ADSs, (or [*] ADSs assuming that the underwriters exercise their over-allotment option in full).

Ordinary Shares outstanding immediately prior to completion of this offering	[*] Group A Ordinary Shares and [*] Group B Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[*] Group A Ordinary Shares and [*] Group B Ordinary Share, assuming no exercise of the underwriters’ over-allotment option.

Over-allotment option	We have granted to the underwriters a 45-day option to purchase from us up to an additional [*] ADSs (15% of the ADSs sold in this offering), solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$[*] million, based on an initial public offering price of US$[*] per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated expenses of the offering payable by us. We currently intend to use proceeds from this offering for (1) our North American operations, including, but not limited to, (a) acquiring leasehold and other property interests in oilfield and gas properties and for oil and gas exploration, development and production within North America, (b) acquiring equipment and other infrastructure for conducting our North American operations; and (c) integrating data center capabilities to support our renewable energy operations; (2) research and development of our operations in Türkiye and North America; and (3) working capital and general corporate purposes. See “Use of Proceeds.”

American Depositary Shares

The underwriters will deliver ADSs representing ordinary shares. Each ADS represents an ownership interest in one of our ordinary shares. As an ADS holder, you will not be treated as a shareholder of the Company. The ordinary shares underlying your ADSs will be deposited with a custodian of The Bank of New York Mellon, the depositary.

You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the ordinary shares underlying your ADSs by giving voting instructions to the depositary. The depositary will pay you the cash dividends or other distributions, if any, it receives on our ordinary shares after deducting its fees and expenses and any withholding taxes or other governmental charges. You may need to pay a fee for certain services, as provided in the deposit agreement.

You are entitled to the delivery of the ordinary shares underlying your ADSs upon the surrender of such ADSs, the payment of applicable fees and expenses and any withholding taxes or other governmental charges and the satisfaction of applicable conditions set forth in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. We are offering ADSs so that our company can be quoted on Nasdaq and investors will be able to trade our securities and receive dividends on them in U.S. dollars.

Depositary	The Bank of New York Mellon

Lock-up	We, each of our directors, officers and holders of our outstanding ordinary shares, have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to, subject to certain exceptions, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs or any other securities convertible into or exercisable or exchangeable for ADSs, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs. See “Shares Eligible for Future Sale” and “Underwriting — Lock-Up Agreements”.

Risk factors	Investing in the ADSs involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Listing	We intend to file an application to list the ADSs on Nasdaq under the symbol “PWRU”. This offering is contingent upon the listing of our ADSs on Nasdaq. There can be no assurance that we will be successful in listing our ADSs on Nasdaq.

(1)	The number of ADSs to be outstanding upon completion of this offering is based on [*] ordinary shares outstanding as of [*], 2025 and excludes:

● [*] Group A ordinary shares;

● [*] Ordinary Shares to be issued at the closing of this offering to Greentree Financial Group, Inc. (“GFG”), in consideration for certain professional services provided by GFG to the Company in connection with this offering; and

● [*] Ordinary Shares reserved for future issuance under our 2025 Equity Incentive Plan (which is equal to [*]% of our issued and outstanding ordinary shares immediately after the consummation of this offering, less the number of outstanding option grants).

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

10

Summary Consolidated Financial and Other Data

The summary consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2024 and 2023, summary consolidated balance sheets data as of December 31, 2024, December 31, 2023 and January 1, 2023, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period. We present our consolidated financial statements in Turkish Lira in accordance with IFRS.

The summary consolidated financial and other data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the years ended December 31,
	2024	2023
	(Turkish Lira)	(Turkish Lira)
Revenues	2,645,300,321	2,924,652,543
Cost of Sales	(1,652,816,091)	(2,106,158,938)
Gross Profit	992,484,230	818,493,605
Total Operating expenses	(269,103,721)	(223,522,227)
Operating profit	723,380,509	594,971,378
Net investment income	2,834,198,608	2,581,189,846
Share of loss of associates	(143,682,949)	(81,550,628)
Interest income	99,035,078	20,698,029
Interest expenses	(326,403,842)	(252,794,232)
Other operating expenses	(99,863,984)	(308,336,354)
Monetary losses	(1,422,535,866)	(1,222,849,180)
Profit before tax	1,664,127,554	1,331,328,859
Income tax benefit (expenses)	676,743,481	(460,434,030)
Net profit	2,340,871,035	870,894,829
Other comprehensive income, net of tax	468,500	728,926
Total comprehensive income for the year	2,341,339,535	871,623,755

Summary Consolidated Statements of Financial Position

	As of December 31, 2024	As of December 31, 2023
	(Turkish Lira)	(Turkish Lira)
Current assets	914,056,455	693,230,215
Non-current assets	9,641,249,357	8,472,209,234
Total assets	10,555,305,812	9,165,439,449
Current liabilities	2,309,632,648	2,355,879,208
Non-current liabilities	1,122,392,800	2,027,619,412
Total liabilities	3,432,025,448	4,383,498,620
Equity	7,123,280,364	4,781,940,829
Total equity and liabilities	10,555,305,812	9,165,439,449

Summary Consolidated Statements of Cash Flow

	For the years ended December 31,
	2024	2023
	(Turkish Lira)	(Turkish Lira)
Cash and cash equivalents at beginning of the year	21,553,421	20,831,493
Net cash used in operating activities	(432,957,372)	(422,888,449)
Net cash used in investing activities	(535,347,567)	(197,346,189)
Net cash used in financing activities	(400,034,588)	(173,178,006)
Net changes in cash and cash equivalents	(1,368,339,527)	(793,412,644)
Inflation effect on cash	1,512,877,780	794,134,572
Cash and cash equivalents at end of the year	166,091,674	21,553,421

11

RISK FACTORS

Investing in the ADSs is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of the ADSs. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. This prospectus also contains forward-looking statements having direct and/or indirect implications for our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

Sustainable Green Energy

Operational Risks

The Company’s innovative sustainable green energy solutions may not generate expected levels of output.

Landfills contain organic material whose decomposition causes the generation of gas consisting primarily of methane, through which the Company’s innovative sustainable green energy solutions generate power. The estimation of landfill gas (“LFG”) production volume is an inexact process and dependent on many site-specific conditions, including the estimated annual waste volume, composition of waste, regional climate, and the capacity and construction of the landfill. Production levels are subject to a number of additional risks, including failures or decreases in the efficiency of the equipment used at the power plants; an inability to find suitable replacement equipment or parts; deviations in production levels and the failure to address matters that could affect the production capacity of the power plants operated by the Company; decreases in the amount of electrical energy which can be generated from LFG at a power plant due to a less than expected supply or the quality of the waste which is delivered by municipalities for processing and changes in the concentration of the waste accepted, as well as decreases in the organic matter content of the wastes, may affect the amount of LFG produced; volume disruption in the Company’s fuel supply collection system or if the amount of wastewater in the landfill prevents gas collection. The loss of production at the power plants operated by the Company could have a material adverse effect on the level of revenues generated by the Company. Any extended interruption and/or volume disruption of a power plants operation, interruptions in the connectivity of the power plants operated by the Company to Türkiye’s electricity grid, unexpected power outages or the failure of a power plant for any reason to generate the expected amount of output, could adversely affect the Company’s business and operating results.

In addition, in order to maximize collection of LFG, the Company will need to take various measures to ensure optimum LFG utilization and ensure that it matches availability of engines and related equipment to availability of LFG. There can be no guarantee that the Company will be able to take all necessary measures to maximize collection of gases. In addition, the LFG available is dependent in part on the actions of third-parties, such as landfill operators. The Company may not be able to ensure the responsible management of the landfill site by owners and operators, which may result in less than optimal gas generation or may increase the likelihood of “hot spots” occurring. Hot spots can temporarily reduce the volume of gas which may be collected from a landfill site, resulting in a lower gas yield. Other events that can result in a reduction in LFG output include: extreme hot or cold temperatures or excessive rainfall; liquid levels within a landfill increasing; oxidation within a landfill which can kill the anaerobic microbes that produce landfill gas; and the build-up of sludge. The occurrence of these or any other changes within any of the landfills which supply organic waste for the power plants operated by the Company could lead to a reduction in the amount of LFG available to generate electricity, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

12

There are risks that existing power plants will not operate at the expected efficiency and/or perform below projections.

In the operation of the existing power plants operated by the Company, there is a risk that the efficiency of the plants may be lower than expected. There may be a decrease in the efficiency of the plant in cases such as the decrease in the efficiency of the equipment used in the power plant, the decrease in the amount of LFG withdrawn from the site, and the methane ratio in the LFG. This situation may negatively affect the projected production amounts in the existing operating plants and the revenue generated by the Company. In addition, there may be technical deviations in the projections prepared by the Company, which are based on estimates, and this situation poses a risk of creating a difference between the real situation and the projection.

There is a risk that the planned new investments will not work at the expected efficiency and/or perform below the projections.

In addition to the facilities currently operated by the Company, there are also facilities that are planned to be built and for which investments have started. Many parameters are taken into consideration in the investment plans for these facilities. In these studies, planning is carried out within the framework of resources (raw material or feedstock) access, resource sustainability, investment costs, operating costs, revenue projections, legislation, and permit processes.

There is a risk of incorrect or inadequate planning, and failure to foresee certain parameters. In addition to planning errors, there may be unexpected investment costs, increases in operating costs during operation in line with the requirements of the actual situation, lower realized electricity sales revenues within the framework of electricity sales plans, difficulties in accessing renewable energy resources or supply of the resource in smaller quantities than estimated. Accordingly, the returns from our investment may be less than projected. This situation could negatively impact the Company’s medium- and long-term consolidated projections.

The Company may not be able to obtain or renew long-term contracts for the sale of power produced by its power plants on favorable terms, and it may not meet certain performance criteria in the future.

Obtaining long-term contracts for the sale of power produced by the Company’s power plants at prices and on other terms favorable to the Company is essential for the long-term success of the Company’s business. The Company must compete for Power Purchase Agreements (“PPAs”) against others engaged in energy production. The competition for PPAs may result in downward pressure on PPA pricing for newly contracted projects. The inability to compete successfully against other power producers or otherwise enter into PPAs favorable to the Company would negatively affect the Company’s ability to develop and finance its projects and negatively affect its revenues. In addition, the availability of PPAs depends on utility and corporate energy procurement practices that could evolve and shift allocation of market risks over time making it difficult to obtain or renew PPAs. Further, PPA availability and terms are a function of a number of economic, regulatory, tax, and public policy factors, which are also subject to change.

The Company’s agreements with municipalities are for a fixed period of time that may not be renewed at the end of their term, and upon termination, the production buildings at the site will be transferred to the municipality, and include certain commitments which, if the Company does not fulfil, give the municipality the right to terminate the agreement and impose monetary penalties.

The power plants operated by the Company have operating agreements with municipalities. These agreements are for a definite period of time without provision for renewal. In the event that the agreements expire and the operations do not continue, the power plant equipment will be dismantled and will remain in the Company’s possession, and the production buildings will be transferred to the municipalities. After the expiration of the agreements, there is a risk that the agreement periods will not be extended in line with the needs of the municipalities and the operations of the relevant power plant will not continue. In addition, the agreements contain commitments related to the activities to be carried out by the Company, including commitments relating to technical and administrative issues such as production amounts, technical practices in the fields, compliance with legislation, occupational health and safety rules, submission of information and documents, operating conditions and waste disposal amounts. If the Company does not fulfil these commitments, the municipality has the right to terminate the agreement and impose monetary penalties.

13

The Company’s operations are subject to risks relating to earthquakes and other natural disasters.

A large portion of Türkiye is in an earthquake zone and faces the risk of earthquakes from active fault lines. The Company’s existing power plants are located in İstanbul and Kocaeli provinces, which are at risk of earthquake. In the event of a possible earthquake, there are risks that may adversely affect the operations of the power plants. There may be decreases in the amount of electricity supply to electricity consumers in disaster areas, and power utilities may face liquidity problems as consumers may have difficulties in paying their electricity consumption bills. This may have a negative impact on the industry. There may be problems in terms of the operation of power generation plants in the affected region, and a supply deficit may occur.

Possible major earthquakes can have a very serious impact on the economic conditions in Türkiye, as was the case in the Kahramanmaraş-Hatay earthquake in February 2023, which affected 10 provinces and had devastating consequences on Türkiye’s economy. Following the earthquake, indirect financing was provided to energy companies operating in the region, whose debt payments to their creditors were disrupted and delayed. Damage from an earthquake may cause a serious contraction in Türkiye’s economy due to the need for financing reconstruction throughout the country. In addition, in the aftermath of the disaster, there may be internal political problems in Türkiye, as well as economic issues related to electricity payment and affordability, which may adversely affect the Company’s business and results of operations.

Türkiye has also recently experienced natural events and disasters as well as risks associated with poorly planned urban development. Natural events such as storms, fires, forest fires, lightning, floods and deluges may directly affect the Company’s production activities. In addition, possible disasters may adversely affect the Company’s operations and cause the Company to cease operations.

Furthermore, extreme weather events, such as lightning strikes, ice storms, tornados, extreme wind, hurricanes and other severe storms, wildfires and other unfavorable weather conditions or natural disasters, such as floods, fires, earthquakes, and rising sea-levels, could adversely affect the input and output commodities associated with the renewable energy sector. Such weather events or natural disasters could also require the Company to temporarily or permanently shut down the equipment associated with its renewable energy projects, such as access to power and connectivity of biogas collection, separation and transmission systems, which would impede the ability of its projects to operate, decreasing production levels and revenue. Operational problems, such as degradation of the Company’s equipment and other critical infrastructure due to wear or weather or capacity limitations or outages on the electrical transmission network, could also affect the amount of energy that its projects are able to deliver. Any of these events, to the extent not fully covered by insurance, could adversely affect the Company’s business, financial condition, and results of operations.

These events could result in significant volatility in the supply, demand, and prices of energy. This volatility may create fluctuations in commodity or energy prices and earnings of companies in the renewable energy sectors. See “—Operational Risks—”The concentration in revenues from five of the Company’s projects and geographic concentration of its projects expose the Company to greater risks of production interruptions from severe weather or other interruptions of production or transmission” for additional information.

The Company’s power plants are not able to insure against all potential risks and may become subject to higher insurance premiums.

The Company’s power plants are exposed to the risks inherent in the construction and operation of power plants, such as breakdowns, manufacturing defects, extreme weather, natural disasters, terrorist attacks and sabotage. They are also exposed to environmental risks.

The Company has insurance policies covering certain risks associated with its business. These insurance policies do not, however, cover all losses, including, in some situations, those as a result of force majeure, which is generally defined as events that are beyond the control of the parties. Even if insurance policies for some of the Company’s projects cover losses as a result of certain types of force majeure events, such coverage is subject to important limitations. Furthermore, insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of its liability in proportion to other parties, the number of incidents not reported, and the effectiveness of the Company’s safety program. Insurance coverage is not always available on commercially reasonable terms (if at all) and is often capped at predetermined limits. In addition, the Company’s insurance policies are subject to annual review by the insurers and may not be renewed on similar or favorable terms or at all. A serious uninsured loss or a loss significantly exceeding the limits of the Company’s insurance policies could adversely affect the Company’s business, financial condition and results of operations.

14

Business Strategy Risks

The Company’s commercial success depends on its ability to identify, acquire, develop and operate individual sustainable green energy projects, as well as its ability to maintain and expand production at its current projects.

The Company aims to maintain and grow its position as a leading producer of renewable energy in Türkiye. The Company’s specific focus on the renewable energy sector exposes it to risks related to the supply of, demand for and the ultimate price of energy commodities and environmental attributes, inflation, taxes, tariffs, duties or other assessments on necessary equipment, the cost of capital expenditures, government regulation, world and regional events and economic conditions, and the acceptance of alternative power sources. As a renewable energy producer, the Company may also be negatively affected by lower energy output resulting from variable inputs, mechanical breakdowns, faulty technology, competitive electricity markets or changes to the laws and regulations that mandate the use of renewable energy sources by refiners and importers of gasoline and diesel fuel and electric utilities.

In addition, several other factors related to the development and operation of individual renewable energy projects could adversely affect the Company’s business, including:

● regulatory changes, whether as a result of the new presidential administration or otherwise, that affect the demand for, or supply of, environmental attributes and the prices thereof, including any potential changes to the purchase tariff law(s), which could have a significant effect on the financial performance of the Company’s projects and the number of potential projects with attractive economics;

● changes in energy commodity prices, such as natural gas and wholesale electricity prices, which could have a significant impact on the Company’s revenues;

● changes in the broader waste collection industry, including changes affecting the waste collection and biogas potential of the landfill industry, which could impede the LFG resource that the Company currently targets for its projects;

● substantial construction risks, including the risk of delay, that may arise due to forces outside of the Company’s control, including those related to engineering and environmental problems, as a result of inclement weather or labor disruptions;

● the ability to obtain financing for a project on acceptable terms or at all, and the need for substantially more capital than initially budgeted to complete projects, and exposure to liabilities as a result of unforeseen costs or environmental, construction, technological or other complications;

● exposure to liabilities as a result of unforeseen environmental, construction, technological or other complications;

● failures or delays in obtaining desired or necessary land rights, including ownership, leases, easements, zoning rights and building permits;

● a decrease in the availability and timeliness of delivery of raw materials and components necessary for the projects to function or an increase in the costs of raw materials and components due to, among other reasons, inflation, tariffs, duties, taxes or assessments;

● obtaining and keeping in good standing permits, authorizations and consents from governmental authorities and organizations;

● unknown regulatory changes which may increase the cost for delivering under contracts in place;

● the consent and authorization of local utilities or other energy development off-takers to ensure successful interconnection to energy grids to enable power sales; and

● difficulties in identifying, obtaining and permitting suitable sites for new projects.

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In addition, new projects have no operating history and may employ recently developed technology and equipment. A new project may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss, which may adversely affect the Company’s business, financial condition or results of operations.

Any of these factors could prevent the Company from identifying, completing or operating its projects, or otherwise adversely affect its business, financial condition and results of operations.

If there is not sufficient demand for sustainable green energy, or if sustainable green energy projects do not develop as, or take longer to develop than, the Company anticipates, then it may be unable to achieve its business objectives.

If demand for sustainable green energy fails to grow sufficiently, the Company may be unable to achieve its business objectives. In addition, demand for sustainable green energy projects in the markets and geographic regions that the Company targets may not develop or may develop more slowly than we anticipated. Many factors will influence the widespread adoption of renewable energy and demand for renewable energy projects, including:

● cost-effectiveness of renewable energy technologies as compared with conventional and competitive technologies;

● performance and reliability of the Company’s innovative sustainable green energy solutions as compared with conventional and non-renewable products;

● fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources;

● increases or decreases in the prices of oil, coal and natural gas;

● continued deregulation of the electric power industry and broader energy industry; and

● availability or effectiveness of government subsidies and incentives.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. As of October 31, 2025, the Company had approximately TRY 329,059,133 in total outstanding indebtedness owed to Türkiye Halk Bankası A.Ş. The indebtedness is secured by certain pledged investment properties of the Group with a carrying amount of TRY 6,232,725,100. This indebtedness is also guaranteed jointly by the Group and its major shareholders. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and/or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments, acquisitions, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are at any point unable to repay or otherwise refinance our indebtedness when due, or if any future event of default (including as a result of our failure to comply with our affirmative or negative covenants) is not cured or waived, the applicable lenders could accelerate our outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our credit facility or the exercise by the applicable lenders of their rights under the security documents would likely have a material adverse effect on our business.

In order to secure contracts for new projects, the Company typically faces a long and variable development cycle that requires significant resource commitments and a long lead time before revenues are realized.

The development, design and construction process for the Company’s renewable energy projects generally lasts from 18 to 36 months, on average. This extended development process requires the dedication of significant time and resources from the Company’s sales and management personnel, with no certainty of success or recovery of the Company’s expenses. A potential site host may go through the entire sales process and not accept the Company’s proposal. Further, upon commencement of operations, it typically takes 12 months or longer for the project to ramp up to expected production levels. All of these factors, and in particular, increased spending that is not offset by increased revenues, can contribute to fluctuations in quarterly financial performance and increase the likelihood that operating results in a particular period will fall below investor expectations.

While the Company currently focuses on converting methane into renewable energy, in the future the Company may decide to expand its strategy to include other types of projects. Any future energy projects may present unforeseen challenges and result in a competitive disadvantage relative to more established competitors.

The Company’s business is currently focused on converting methane into renewable energy. In the future, the Company may expand its strategy to include other types of projects. The Company cannot assure the investors that it will be able to identify attractive opportunities outside of its current area of focus or acquire or develop such projects at a price and on terms that are attractive or that, once acquired or developed, such projects will operate profitably. In addition, these projects could expose the Company to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering into new sectors of the energy industry, including requiring a disproportionate amount of the Company’s management’s attention and resources, which could adversely affect the Company’s business, as well as place it at a competitive disadvantage relative to more established market participants. A failure to successfully integrate such new projects into the existing project portfolio as a result of unforeseen operational difficulties or otherwise, could adversely affect the Company’s business, financial condition and results of operations.

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The Company’s revenues may be subject to the risk of fluctuations in commodity prices.

The operations and financial performance of projects in the renewable energy sectors may be affected by the prices of energy commodities, such as natural gas, wholesale electricity and other energy-related products. For example, the price of renewable energy resources changes in relation to the market prices of natural gas and electricity. The market price of electricity is sensitive to cyclical changes in demand and capacity supply, and in the economy and geopolitical conditions (including the current conflicts in the Middle East and Ukraine), as well as to regulatory trends and developments impacting electricity market rules and pricing, transmission development and investment to power markets within the United States and in other jurisdictions through interconnects and other external factors outside of the control of renewable energy power-producing projects. Volatility of commodity prices also creates volatility in the prices of Environmental Attributes, which are inversely related to the wholesale price of unleaded gasoline. In addition, volatility of commodity prices, such as the market price of gas and electricity, may also make it more difficult for the Company to raise any additional capital for the Company’s renewable energy projects that may be necessary to operate, to the extent that market participants perceive that a project’s performance may be tied directly or indirectly to commodity prices. Accordingly, the potential revenues and cash flows of these projects may be volatile and adversely affect the value of the Company’s investments.

The failure of the Company’s significant customers to meet their obligations to the Company may adversely affect its financial results.

The Company also faces customer concentration risk because it sells the electricity it produces to a limited number of significant customers who do not post collateral. The inability or failure of the Company’s significant customers to meet their obligations to the Company, or their insolvency or liquidation may adversely affect the Company’s financial results.

Competition Risks

The Company may face intense competition and may not be able to successfully compete.

There are a number of other companies operating in the renewable energy and waste-to-energy markets. These include other renewable energy companies and service or equipment providers, consultants, managers and strategic investors.

The Company may not have the resources to compete with any existing competitors or new competitors, including in a competitive bidding process. Some of the Company’s competitors have significantly larger personnel, financial and managerial resources than the Company, and the Company may fail to maintain or expand its business. Competitors may also offer energy solutions at prices below cost, devote significant salesforces to competing with the Company or attempt to recruit the Company’s key personnel by increasing compensation, any of which could improve their competitive positions. Moreover, if the demand for renewable energy increases, new companies may enter the market, and the influx of added competition will pose an increased risk to the Company.

Further, certain of the Company’s strategic partners and other landfill or agricultural operators could decide to manage, recover and convert biogas from waste to renewable energy on their own which would further increase our competition, limit the number of commercially viable landfill sites available for the Company’s projects, or require the Company to reduce its profit margins to maintain or acquire projects.

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The Company’s success depends, in part, on technological innovation to stay ahead of market competitors.

The Company’s success may also depend on its ability to create and maintain a competitive position in the renewable energy industry. The Company does not have any exclusive rights to most of the technologies that it utilizes, and its competitors may currently use and may be planning to use identical, similar or superior technologies. Any current or future patented technology may not have a material effect on the total business. In addition, the technologies that the Company uses may be rendered obsolete or uneconomical by technological advances, more efficient and cost-effective processes, or entirely different approaches developed by one or more of its competitors or others.

The Company may also face competition based on technological developments that reduce demand for electricity, increase power supplies through existing infrastructure or that otherwise compete with the Company’s projects. The Company may also encounter competition in the form of potential customers electing to develop solutions or perform services internally rather than engaging an outside provider such as the Company.

Regulatory Risks

The reduction or elimination of carbon credits and other economic incentives offered by governmental authorities and industry organizations for the Company’s innovative sustainable green energy solutions or other related policies could adversely affect the Company’s business, financial condition and results of operations.

The Company depends on carbon credits and other economic incentives offered by governmental authorities or industry organizations to end users, developers, distributors and system integrators that promote the use of sustainable green energy or renewable energy. These economic incentives could be reduced or eliminated altogether, or the categories of sustainable green energy or renewable energy qualifying for such economic incentives could be changed. These incentives are subject to regulatory oversight and could be administratively or legislatively changed in a manner that could adversely affect the Company’s operations. Reductions in, changes to, or eliminations or expirations of, such incentives could result in decreased demand for, and lower revenues from, the Company’s projects.

The Company’s power plants are entitled to receive a significant amount of carbon credits due to emission reduction. Carbon credit revenues have an important place in the Company’s projections. Within the scope of carbon credits, the credits held by the Company are sold through brokers. Brokers, on the other hand, sell the relevant credits to companies that emit emissions.

In recent years, with the importance of green development around the world and the signing of the Paris Climate Agreement by Türkiye and the USA, the demand for carbon credits has increased after 2021, and credit prices have reached an average of 5-7 USD/Ton. Due to the economic contraction around the world and the trade wars of the countries, green development plans may be shelved, and the commitments made in the Paris Climate Agreement may be removed. In such a case, there may be a decrease in the demand for carbon credits, and the prices of loans may fall sharply.

The Company may be unable to obtain, modify or maintain the regulatory permits, approvals and consents required to construct and operate its projects.

The Company’s operations are subject to various governmental health and safety (“EHS’) laws and regulations, including those relating to the release, emission or discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes; the health and safety of employees and other persons; and the generation of carbon credits and other economic incentives.

These laws and regulations impose numerous obligations applicable to the Company’s operations, including the acquisition of permits before construction and operation of its projects; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of the Company’s activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from the ownership or operation of its properties. These laws, regulations and permits can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment.

Numerous governmental entities have the power to enforce difficult and costly compliance measures or corrective actions pursuant to these laws and regulations and the permits issued under them. The Company may be required to make significant capital and operating expenditures on an ongoing basis, or to perform remedial or other corrective actions at its properties, to comply with the requirements of these environmental laws and regulations, or the terms or conditions of its permits. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of the Company’s operations. In addition, the Company may experience delays in obtaining or be unable to obtain required environmental regulatory permits or approvals, which may delay or interrupt operations and limit growth and revenue.

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The Company’s operations inherently risk incurring significant environmental costs and liabilities due to the need to manage waste from its processing facilities. Spills or other releases of regulated substances, including spills and releases that occur in the future, could expose the Company to material losses, expenditures and liabilities under applicable environmental laws, rules and regulations. Under certain such laws and regulations, the Company could be held strictly liable for the removal or remediation of previously released materials or property contamination, regardless of whether it was responsible for the release or contamination and even if its operations met previous standards in the industry at the time they were conducted. In connection with certain acquisitions, the Company could acquire, or be required to provide indemnification against, environmental liabilities that could expose it to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the EHS impact of the Company’s operations. The Company’s insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against the Company.

New laws, changes to existing laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require the Company to make significant additional expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at its plants under federal or state law. Present and future environmental laws and regulations, and interpretations of those laws and regulations, applicable to its operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial condition.

The Company’s ability to generate revenue from sales of Low Carbon Fuel Standard (“LCFS”) credits depends on our strict compliance with these federal and state programs, which are complex and can involve a significant degree of judgment. If the agencies that administer and enforce these programs disagree with the Company’s judgments, otherwise determine that the Company is not in compliance, conduct reviews of its activities or make changes to the programs, then its ability to generate or sell these credits could be temporarily restricted pending completion of reviews or as a penalty, permanently limited or lost entirely, and the Company could also be subject to fines or other sanctions. Moreover, the inability to sell LCFS credits could adversely affect its business.

In order to construct, modify and operate its projects, the Company will need to obtain or may need to modify numerous environmental and other regulatory permits, approvals and consents from federal, state and local governmental entities, including air permits, wastewater discharge permits, stormwater permits, permits or consents related to the management of municipal solid waste landfills and permits or consents related to the management and disposal of waste. A number of these permits, approvals and consents must be obtained prior to the start of development of a project. Other permits, approvals and consents are required to be obtained at, or prior to, the time of first commercial operation or within prescribed time frames following commencement of commercial operations. Any failure to successfully obtain or modify the necessary environmental and other regulatory permits, approvals and consents on a timely basis could delay the construction, modification or commencement of commercial operation of the Company’s projects. In addition, once a permit, approval or consent has been issued or acquired for a project, the Company must take steps to comply with the conditions of each permit, approval or consent conditions, including conditions requiring timely development and commencement of the project. Failure to comply with certain conditions within a permit, approval or consent could result in the revocation or suspension of such permit, approval or consent; the imposition of penalties; or other enforcement action by governmental entities. The Company also may need to modify permits, consents or approvals it has already obtained to reflect changes in project design or requirements, which could trigger a legal or regulatory review under a standard more stringent than the standard under which the permits, approvals or consents were originally issued.

Obtaining and modifying necessary permits, approvals and consents is a time-consuming and expensive process, and the Company may not be able to obtain or modify them on a timely or cost-effective basis or at all. In the event that the Company fails to obtain or modify all necessary permits, approvals or consents, it may be forced to delay construction or operation of a project or abandon the project altogether, which could adversely affect its business, financial condition and results of operations. In addition, the Company may be required to make capital expenditures on an ongoing basis to comply with increasingly stringent federal, state, provincial and local EHS laws, regulations and permits.

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Negative attitudes toward renewable energy projects from the Turkish government or the U.S. government in case of the Company’s recent U.S. expansion, other lawmakers and regulators, and activists could adversely affect our business, financial condition and results of operations.

Parties with an interest in other energy sources, including lawmakers, regulators, policymakers, environmental and advocacy organizations or other activists may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote renewable energy. Many of these parties have substantially greater resources and influence than the Company has. Further, changes in Turkish, U.S. federal, state or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other energy sources over renewable energy, could adversely affect the Company’s business, financial condition and results of operations.

Revenue from any projects the Company completes may be adversely affected if there is a decline in public acceptance or support of renewable energy, or regulatory agencies, local communities, or other third parties delay, prevent, or increase the cost of constructing and operating its projects.

Certain persons, associations and groups could oppose renewable energy projects in general or the Company’s projects specifically, citing, for example, misuse of water resources, landscape degradation, land use, food scarcity or price increases, and harm to the environment. Moreover, regulations may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, the Company is typically required to obtain, among other things, environmental impact permits, or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association or group may oppose a project. Any such opposition may be considered by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that the Company carry out certain corrective measures to the proposed project. Opposition to the Company’s requests for permits, or successful challenges or appeals to permits issued for its projects, could adversely affect its operating plans.

As a result, the Company cannot guarantee that the renewable energy plants we currently plan to develop or, to the extent applicable, are developing, will ultimately be authorized or accepted by the local authorities or the local population. For example, the local population could oppose the construction of a renewable energy plant or infrastructure at the local government level, which could in turn lead to the imposition of more restrictive requirements. This type of negative response may lead to legal, public relations or other challenges that could impede the Company’s ability to meet our construction targets, achieve commercial operations for a project on schedule, address the changing needs of our projects over time or generate revenues.

In certain jurisdictions, if a significant portion of the local population were to mobilize against a renewable energy plant, it may become difficult, or impossible, for the Company to obtain or retain the required building permits and authorizations. Moreover, such challenges could result in the cancellation of existing building permits or even, in extreme cases, the dismantling of, or the retroactive imposition of changes in the design of, existing renewable energy plants.

Authorization for the use, construction, and operation of systems and associated transmission facilities on federal, state, and local lands will also require the assessment and evaluation of mineral rights, private rights-of-way, and other easements; environmental, agricultural, cultural, recreational, and aesthetic impacts; and the likely mitigation of adverse effects to these and other resources and uses. The inability to obtain the required permits and other federal, state and local approvals, and any excessive delays in obtaining such permits and approvals due, for example, to litigation or third-party appeals, could potentially prevent the Company from successfully constructing and operating such projects in a timely manner and could result in the potential forfeiture of any deposit the Company has made with respect to a given project. Moreover, project approvals subject to project modifications and conditions, including mitigation requirements and costs, could affect the financial success of a given project. Changing regulatory requirements and the discovery of unknown site conditions could also adversely affect the financial success of a given project.

A decrease in acceptance of renewable energy plants by local populations, an increase in the number of legal challenges, or an unfavorable outcome of such legal challenges could adversely affect the Company’s business, financial condition and results of operations. The Company may also be subject to labor unavailability due to multiple simultaneous projects in a geographic region. If the Company is unable to grow and manage the capacity that we expect from our projects in its anticipated timeframes, it could adversely affect our business, financial condition and results of operations.

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Post-Termination of the YEKDEM mechanism, the Company’s exchange rate risk may increase.

In Türkiye, the USD/TRY exchange rate has increased significantly in the last 3-4 years and there has been a depreciation in the TRY. After this depreciation, serious exchange rate risks arose in companies with foreign currency-based costs and foreign currency-based debts. In line with the current YEKDEM mechanism, the electrical energy produced within the scope of the Company’s activities is sold with a USD-denominated price. Due to the fact that it is USD-denominated income, there is currently no exchange rate risk in the Company’s debts and the Company’s operating costs.

As of the date of this prospectus, only three of the Company’s key power plants – Dilovası, Kalyoncu and Avcıkoru- remain eligible to receive the economic benefits of the YEKDEM program until the end of 2030 and Dilovası is scheduled to conclude participation on December 31, 2025.

After the termination of YEKDEM mechanism, the Company’s revenues will be TRY based. Accordingly, if TRY-based electricity prices do not move in direct correlation with the exchange rate, the Company’s foreign currency risk may increase due to foreign currency based operating costs and foreign currency based financial liabilities, which are indirectly affected by foreign exchange rates.

The Company is exposed to risks arising from fluctuations in foreign currency exchange rates.

The Company’s reporting currency is Turkish Lira. Revenues and expenses with respect to its North American operations are recorded in U.S. dollars. Therefore, the Company may be exposed to foreign currency exchange losses arising from transactions in currencies other than its reporting currency.

International political crises and the Russia-Ukraine War can adversely affect the energy sector.

The ongoing war between Russia and Ukraine is creating a situation with serious effects on global energy markets and supply chains. The sanctions imposed by countries on each other and political positions have created a situation that is difficult to predict. The fact that Russia is a major player in natural gas supply may pose risks for the energy sector. The international political conjuncture is dynamic. Political crises in recent years such as the rise of far-right parties in European countries, Israel’s attack on Gaza, and the drilling tension in the Eastern Mediterranean may negatively affect the Company’s operations. Foreign trade may be disrupted due to international political crises and there may be difficulties in the supply of imported machinery and equipment, which may adversely affect the Company’s operations.

Cybersecurity and Information Technology Risks

A failure of the Company’s IT and data security infrastructure could have a material adverse effect on its business and operations.

The Company relies upon the capacity, reliability and security of its IT and data security infrastructure and its ability to expand and continually update this infrastructure in response to the changing needs of its business. The Company’s existing IT systems and any new IT systems may not perform as expected. The Company also face the challenge of supporting its older systems and implementing necessary upgrades. If the Company experiences a problem with the functioning of an important IT system or a security breach of its IT systems, including during system upgrades or new system implementations, the resulting disruptions could have a material adverse effect on its business.

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The Company and some of its third-party vendors receive and store personal information in connection with its human resources operations and other aspects of its business. The Company’s IT systems and those of its third-party vendors are vulnerable to damage from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. The Company continues to develop its processes relating to identification, mitigation and response to potential cybersecurity threats, and such processes may prove to be inadequate. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. Cybersecurity incidents involving the Company’s IT systems or those of its third-party vendors could expose the Company to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident or security breach could result in disruptions to its operations. A material network breach in the security of the Company’s IT systems or those of its third-party vendors could include the theft of its trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information, that could have a material adverse effect on its business, financial condition, or results of operations. To the extent that any material disruptions or security breaches result in a loss or damage to its data, or an inappropriate disclosure of confidential, proprietary or customer information, it could materially cause damage to our reputation, affect our relationships with its customers and strategic partners, lead to claims against the Company from governments and private plaintiffs, and ultimately have a material adverse effect on its business. While the Company has not been previously subject to cyberattacks and security breaches, it cannot guarantee that there will not be future cyberattacks, and if successful, will not have a material effect on its business or financial results.

Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. Any compromise of the Company’s security could result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that could have a material adverse effect on its business. In addition, the Company may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future that could have a material adverse effect on its business.

The Company relies on the technology, infrastructure, and software applications of certain third parties in order to host or operate some of its business. Additionally, it relies on computer hardware purchased in order to operate its business. The Company does not have control over the operations of the cyber and physical facilities of the third parties that it uses. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in material errors or defects in its platforms (including causing its platforms to fail), its revenue and margins could materially decline, or its reputation and brand could be materially damaged. Additionally, the Company could be exposed to material legal or contractual liability, its expenses could materially increase, its ability to manage its operations could be materially interrupted, and its processes for servicing its customers could be materially impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase its costs, and could materially and adversely affect its business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if such limitations are enforceable, the Company may have additional liability to its customers or third-party providers that could have a material adverse effect on its business. A failure to maintain its relationships with its third-party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect its ability to deliver effective products and solutions to its customers and adversely affect its business and results of operations.

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Information technology infrastructure may adversely affect the Company’s activities.

The sector in which the Company operates is an IT infrastructure-intensive sector. Technical failures may occur in the control systems used in power plants, corporate management software and cloud solutions used within the Company, which may affect the production program in power plants and adversely affect the Company’s operations.

Electricity market systems managed by EPİAŞ, one of the most important stakeholders of the Company, are areas where IT infrastructure is of great importance. In the event of any disruption in the IT infrastructure of the operated markets, market transactions may stop, and the Company’s operations may be adversely affected.

Remote monitoring systems and automatic meter reading systems used by distribution companies are important in the measurement of power plant generation data. In addition, control systems and geographical information systems used by distribution companies are highly important IT solutions related to failures in energy transmission lines. Failures may occur in these systems, problems may arise in the measurement of electricity generated in the facilities, and the Company’s activities may be adversely affected.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing and operating the Company’s projects, which could damage its reputation, adversely affect its partner relationships or adversely affect its growth.

The Company’s success depends on its ability to develop and operate projects in a timely and consistent manner, which depends in part on the ability of third parties to provide the Company with timely and reliable products and services. In developing and operating its projects, the Company relies on products meeting its design specifications, components manufactured and supplied by third parties, and on services performed by subcontractors. The Company also relies on subcontractors to perform substantially all of the construction and installation work related to our projects.

If any of the Company’s subcontractors are unable to provide services that meet or exceed its expectations or satisfy its contractual commitments, the Company’s reputation, business and operating results could be harmed. In addition, if the Company is unable to avail itself of warranties and other contractual protections with providers of products and services, it may incur liability to its customers or additional costs related to the affected products and services, which could adversely affect its business, financial condition and results of operations. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of the Company’s projects and may require considerable expense to maintain and repair those projects. This could cause the Company to experience interruptions in its production and distribution of sustainable green energy, difficulty retaining current relationships and attracting new relationships, or harm its brand, reputation or growth.

The Company’s power plants rely on interconnections with and access to electric distribution and transmission facilities that are owned and operated by third parties, and as a result, is exposed to risks related to such facilities’ development and operational curtailment risks.

The Company’s power plants are interconnected with electric distribution and transmission facilities owned and operated by regulated utilities necessary to deliver the sustainable green energy that it produces. A failure or delay in the operation or development of these distribution or transmission facilities could result in a loss of revenues or breach of contract because such a failure or delay could limit the amount of sustainable green energy that its power plants deliver or delay the completion of construction of its projects. In addition, certain of the Company’s operating projects’ generation may be curtailed without compensation due to distribution and transmission limitations, reducing its revenues and impairing its ability to capitalize fully on a particular project’s potential. Such a failure or curtailment at levels above its expectations could impact the Company’s ability to satisfy its supply agreements and adversely affect its business. Additionally, the Company experiences work interruptions from time to time due to regulatory required maintenance shutdowns.

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Oil and Gas Exploration and Production (“E&P”)

Operational Risks

There is no assurance that the Company’s North American business operations will generate substantial revenues or become profitable.

The Company’s North American operations are expected to include exploration, development, and production of oil and gas properties. The Company’s U.S. subsidiary, Power Upp USA, Inc. was incorporated in August 2025 and to date, other than activities relating to the organization of the Company’s U.S. subsidiary and the acquisition of its first oil and leaseholds which it is in the process of taking over, the Company has not conducted any business operations in North America. The Company has no experience in E&P. The Company intends to use a substantial portion of the proceeds of this offering to the development of its North American business operations. See “Use of Proceeds.” There are no assurances that the Company’s North American business operations will generate substantial revenues or become profitable.

If the Company is unable to effectively manage or support its E&P business using the proceeds of this offering, it could materially and adversely affect its business, financial condition, and results of operations.

The Company plans to develop its E&P business with a portion of the proceeds of this offering. The Company plans to develop and grow its E&P business in North America internally and through acquisitions of oil and gas properties. The development of the Company’s E&P business in North America may place significant demands on its management team and its operational, administrative, and financial resources. The Company may not be able to develop its E&P business in North America effectively or manage its growth successfully, and the failure to do so could have a material adverse effect on its business, financial condition, and results of operations.

The Company may rely upon other E&P operators who are involved in drilling for, and production of, oil and natural gas. Adverse developments affecting this industry could have a material adverse effect on its business, financial condition, and results of operations.

Demand for services in the oil and natural gas industry is cyclical, and, therefore, the Company may rely upon the production of those other E&P operators and their willingness to make capital and operating expenditures to explore for, develop and produce oil and natural gas in the jurisdictions in which it operates, which may pose risks to its business continuity and its profitability. Developments that adversely affect oil and natural gas drilling and production services could reduce the willingness of other E&P operators to make such expenditures and materially inhibit the Company’s power generation capacity and associated income streams, resulting in a material adverse effect on its business, financial condition and results of operations.

Worldwide political, economic, and military events, as well as natural disasters and other factors beyond the Company’s control, contribute to oil and natural gas price levels and volatility and are likely to continue to do so in the future. Current levels in the price of natural gas, oil, or natural gas liquids, as well as ongoing volatility, have had an adverse impact on the level of drilling, exploration and production activity, which could materially and adversely affect the Company’s business and the rates it is able to charge for electricity or profitably execute other downstream operations. Lower demand for oilfield services could resume, which would adversely affect its other downstream operations, and the Company may incur costs or experience downtime any time its suppliers’ activities are halted, reduced or refocused for various reasons.

E&P companies can also be impacted by conditions in the capital markets. Limitations on the availability of capital, or higher costs of capital, for financing expenditures may cause E&P companies to make additional reductions to capital budgets in the future. Moreover, reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves in the Company’s market areas, whether due to increased governmental regulation, including with respect to environmental matters, limitations on exploration and drilling activity or other factors, could also have an impact on its business, even in a stronger oil and natural gas price environment. An adverse development in any of these areas could have an adverse impact on the Company’s operations and its financial condition, which could indirectly result in adverse impact on its business.

The Company’s business involves many hazards and operational risks.

Conditions inherent in the oil and natural gas industry can cause personal injury or loss of life, disruption or suspension in operations, damage to geological formations, damage to facilities, substantial revenue loss, business interruption and damage to, or destruction of, property, equipment and the environment. The Company’s operations are subject to many hazards and risks, including the following:

●	equipment defects or other quality issues;

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●	accidents resulting in serious bodily injury and the loss of life or property;

●	damaged or lost equipment;

●	liabilities from accidents or damage caused by its operators or equipment;

●	pollution and other damage to the environment;

●	loss of well control; well blow-outs and the uncontrolled flow of natural gas, oil or other well fluids into or through the environment, including onto or into the ground or into the atmosphere, groundwater, surface water or an underground formation;

●	fires, explosions and cratering;

●	mechanical or technological failures;

●	spillage handling and disposing of materials;

●	collapse of the boreholes;

●	adverse weather conditions; and

●	failure of its employees to comply with its internal environmental, health and safety guidelines.

If any of these hazards materialize, they could result in the suspension of operations, termination of contracts without compensation, damage to or destruction of the Company’s equipment and the property of others, or injury or death to its personnel or third parties and could expose the Company to substantial liability or losses. The Company may not be able to include a waiver of consequential damages in its customer contracts. Therefore, defects or other performance problems in the services that it offers could result in its customers seeking damages from the Company for losses associated with these defects or other performance problems. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. The Company’s customers may elect not to purchase its services if they view its safety record as unacceptable or otherwise experience material defects in its products or performance problems, which could cause the Company to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect its reputation with its customers and the public and make it more difficult for the Company to compete effectively or obtain adequate insurance in the future.

The Company maintains what it believes is customary and reasonable insurance to protect its business against most potential losses, but such insurance may not be adequate to cover its liabilities, especially as the inherent risks in its operations increase with increasing well complexity, and it is not fully insured against all risks inherent in its business. If a significant accident or event occurs for which the Company is not adequately insured, it could adversely affect its financial condition and results of operations. Furthermore, the Company may not be able to maintain or obtain insurance of the type and amount it desires at reasonable rates. As a result of market conditions, premiums and deductibles for certain of its insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.

The Company’s insurance will have deductibles or self-insured retentions and contain certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that the Company considers reasonable and commercially justifiable, compelling it to have larger deductibles or self-insured retentions to effectively manage expenses. As a result, the Company could become subject to material uninsured liabilities or situations where it has high deductibles or self-insured retentions that expose it to liabilities that could have a material adverse effect on its business, financial condition, and relationships with employees and regulators.

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Risks Related to Türkiye

We are subject to risks associated with doing business in an emerging market.

The Company mainly operates in Türkiye and derives substantially all of its revenue from activities in Türkiye, which is an emerging market. As a result, its business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. External events and financial turmoil in neighboring emerging markets could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging markets tends to adversely affect prices for securities in other emerging market countries. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of the Company’s business and/or stock price, and may result in a material adverse effect on its business, results of operations and prospects.

The Company’s headquarters and other operations and facilities are located in Türkiye and, therefore, its prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.

Substantially all of the Company’s revenue is derived from its operations in Türkiye. Accordingly, political uncertainty, instability and economic conditions in Türkiye may directly affect its business. For example, on March 19, 2025, approximately 100 individuals were prosecuted, and many remain detained by the Turkish judiciary, including politicians, journalists, businessmen and most notably the mayor of İstanbul, who was considered to be the main opposition party’s presidential candidate. Some customers have conducted politically driven boycotts, whereby they no longer purchase merchandise from certain merchants, or decrease their use of e-commerce in general. This may have a direct and indirect adverse impact on the Company’s business. The political protests and general unrest that followed the March arrests have weakened the Turkish Lira, prompting the Central Bank of the Republic of Türkiye (“TCMB”) to sell foreign currency reserves and increase interest rates to curb further depreciation. Currency depreciation may have an adverse impact on the Company’s results of operations and financial condition, and higher interest rates may adversely affect its ability to fund its business operations.

Political matters have affected and continue to affect certain investors’ perception of Türkiye and the attractiveness of the Turkish economy from time to time. Should the March 2025 unrest and shopping boycotts described above persist and worsen or should any new developments that are considered to contribute to instability in Türkiye emerge, the value of the ADSs could decline.

Inflation in Türkiye may adversely affect the Company’s business, profitability, results of operations and the value of the ADSs.

Inflationary pressures affect the Company’s business and financial performance. The Turkish economy saw a rapid surge in inflation in 2022, 2023 and 2024 due to numerous factors. The annual consumer price index (“CPI”) increased by 44.4%, 64.8% and 64.3% in 2024, 2023 and 2022, respectively, as published by TurkStat, otherwise known as Türkiye İstatistik Kurumu or TÜİK, which is the Turkish government agency commissioned with producing official statistics on Türkiye, its population, resources, economy, society, and culture. The annual CPI inflation reached its highest level since June 1998, at 85.5%, in October 2022. Additionally, developments in the USD/TRY and global commodity prices may materially impact the inflation outlook. As a result, the course of global economic activity, geopolitical developments and the impact of climate conditions on commodity prices must be closely monitored to understand and anticipate inflation developments in Türkiye. In the first Inflation Report of the year published on February 7, 2025, the CBRT made an inflation forecast for the end of 2025 of 24%. According to the results of the CBRT’s Market Participants Survey dated October 2025, the markets’ inflation expectation for the end of 2025 was 31.77%.

These factors negatively affected the Company’s margins in 2023-2024 and may continue to negatively affect its margins in 2025. This may have a material adverse effect on its business and results of operations.

In addition, increased inflation, if any, could continue to increase the Company’s costs of operation, which has put, and is expected to continue to put, pressure on its cash requirements. The Company may not be able to keep wages and salaries at attractive levels in order to retain talent. These factors may require it to obtain additional funding from sources other than its operations to meet its working capital needs or could otherwise negatively affect its business, financial condition, and results of operations.

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Following the categorization of Türkiye as a country with a three-year cumulative inflation rate greater than 100% in March 2022 by the International Practices Task Force of the Centre for Audit Quality, Türkiye has been considered as a hyperinflationary economy pursuant to IFRS rules (IAS 29 Financial Reporting in Hyperinflationary Economies), requiring companies in Türkiye reporting under IFRS, including the Company, to apply IAS 29 to their financial statements for periods ending on and after June 30, 2022. As a result, the Company had to allocate additional resources to the preparation of its IFRS financials, which resulted in additional associated expenses in 2022 and in the years since. The Company’s financial statements following the application of IAS 29 and related adjustments are no longer directly comparable to its historical financial statements. This may have created and may continue to create a challenge for investors and security analysts who look at its past performance to analyze and make forecasts about its future performance, including with respect to comparisons of current and historical margins. Therefore, investors and security analysts require additional detailed information about the Company’s business plan and its macroeconomic assumptions in order to make their own projections for the Company. The Company cannot guarantee that it will be disclosing such detailed information in relation to its business plans or macroeconomic assumptions. Even if it does so, it cannot predict whether its investors or security analysts will be able to or willing to make their own projections about the Company. See “—Risks Relating to Ownership of the ADSs—If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, the price of the ADSs and trading volume could decline.

The Company is exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations, as well as other similar laws and regulations.

The Company has policies and procedures designed to assist with compliance with applicable laws and regulations in Türkiye, and as a foreign private issuer listed on a U.S. stock exchange, it may be subject to U.S. anti-money laundering and anti-terrorist financing laws and regulations, including the U.S. Bank Secrecy Act of 1970, the U.S. Money Laundering Control Act of 1986, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and U.S. anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the Company’s operations may be subject to economic sanctions laws and regulations imposed by the United States, the EU, the United Kingdom, or any other relevant jurisdiction. Such laws and regulations may prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities. For example, starting in February 2022, the United States and a number of other countries around the world have been imposing sanctions and export controls against Russia over its invasion of Ukraine including regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties, and restrictions on access by Russia to financial systems.

The Company maintains internal compliance policies and procedures, but it cannot provide any assurance that these policies and procedures will be complied with or that they will prevent all violations of the applicable laws and regulations and every instance of fraud, abuse, money laundering, terrorist financing, bribery and corruption. The Company also cannot provide any assurance that potential violations of its internal compliance procedures will be uncovered through its procedures or that violations of the applicable anti-bribery or money laundering, anti-terrorist financing and economic sanctions laws and regulations will not occur. The Company has internal audit, security and other procedures in place, which are designed to prevent instances of fraud, abuse, money laundering, terrorist financing, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures the Company uses it will timely and effectively catch any violations of its internal compliance procedures or any violations of laws and regulations, including those related to fraud, money laundering, terrorist financing, bribery, corruption and economic sanctions. Moreover, the Company may still be exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws and regulations which may, if not successfully avoided or defended, have an adverse impact on its business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact the Company’s reputation and limit its future business opportunities, which may cause its reputation, financial condition, and results of operations to be materially and adversely affected.

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Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may affect investors’ perceptions of the risks of investing in the securities of Turkish companies.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Türkiye has been subject to a number of terrorist attacks, resulting in a number of fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy, and in turn, could affect investors’ perceptions of the risks of investing in the securities of Turkish companies. Türkiye has been subject to a number of bombings, including in tourist-focused centers in İstanbul and the city center in Ankara, including incidents in İstanbul in November 2022 and Ankara in October 2023, which have resulted in multiple fatalities. Such incidents may continue to occur periodically. This type of internal and external unrest and the threat of future terrorist acts could affect investors’ perceptions of the risks of investing in the securities of Turkish companies.

Risks from events affecting Türkiye’s relationship with Russia and Ukraine.

Russia has become one of Türkiye’s most important trading partners and is the largest supplier of natural gas to Türkiye. Tourism from Russia to Türkiye constitutes another important aspect of Türkiye’s relationship with Russia. Türkiye and Russia also cooperate in other industries, including tourism, the construction industry and the ongoing construction of the Akkuyu Nuclear Power Plant, the first stage of which is expected to be commissioned in 2025. Türkiye also has important relations with Ukraine, a significant tourism and trading partner. On February 24, 2022, Russia commenced a full-scale military invasion of Ukraine. Türkiye publicly opposed the Russian invasion and subsequently acted as a host to peace negotiations between Ukraine and Russia, and helped broker a deal between the two countries to allow maritime grain shipments from Ukraine. In July 2023, President Recep Tayyip Erdoğan met with Volodymyr Zelensky, President of Ukraine, in İstanbul and he stated that Ukraine deserved to be in NATO. In September 2024, the Turkish President reiterated Türkiye’s steadfast support for Ukraine’s sovereignty and territorial integrity in a video message to the Fourth Crimea Platform Leaders’ Summit. In February 2025, Türkiye hosted the negotiations between Ukrainian and Russian negotiators and the U.S. delegation in İstanbul to address concerns regarding embassy operations, including banking access and staffing stability. In March 2025, further negotiations took place, but no ceasefire was agreed. Even if a potential ceasefire agreement is ultimately agreed, there is no certainty that the conflict will not recur in the future. Türkiye’s position as a NATO member and a host to preliminary negotiations between Ukrainian and Russian negotiators may materially affect Türkiye’s global diplomatic position as well as its economic and financial condition.

Following the invasion of Ukraine, the United States, the EU, Canada, Japan and Australia have imposed sanctions on Russia, select Russian companies and select Russian nationals. Following these sanctions, thousands of Russians and Ukrainians fled to Türkiye to stay, invest, and hold assets because Türkiye did not impose any sanctions on Russia except for the closure of the Bosporus and Dardanelles straits to warships. If Türkiye were to impose such sanctions, this may have a material adverse effect on Türkiye’s economy and financial condition due to Türkiye’s significant trade, natural gas supply and tourism relationships with Russia. Although sanctioning countries including the United States and the EU have not taken measures against Türkiye, they could do so if they determined that Türkiye supported Russia’s war efforts including, for example, by failing to impose sanctions on Russia, which could have a material adverse effect on Türkiye’s economy. Heightened tensions, if any, between Türkiye and Russia, or Ukraine, or the sanctioning countries such as the U.S. could materially negatively affect global macroeconomic conditions and the Turkish economy, which would have a material adverse effect on the Company’s business and results of operations.

Risks from events affecting Türkiye’s relationship with the EU.

Türkiye commenced negotiations on its accession to the EU on October 3, 2005, and continues to express its intention to join the EU at some point in the future.

On October 30, 2024, the European Commission published its 2024 country report on Türkiye, conveying criticism but stating that Türkiye remains a key partner and a candidate country for the EU, making reference to Türkiye’s improving relations with Greece and the increase in its trade volume with the EU, which led to it becoming the EU’s fifth largest trading partner in 2023. Türkiye’s accession depends on a number of economic and political factors relating to both Türkiye and the EU. Although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome and timing of which cannot be guaranteed. Further delays or other adverse developments in Türkiye’s accession to the EU may have a negative effect on Türkiye’s economic performance and credit ratings and could have a material adverse effect on the Company’s business, financial condition and/or results of operations.

Additionally, in recent years, several important natural gas reserves have been discovered in the eastern Mediterranean, where Türkiye has also been engaging in exploration activities.

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The EU and Türkiye have supported conflicting claims to the gas in these waters. On November 11, 2019, the EU adopted a framework for imposing sanctions on individuals or entities responsible for, or involved in, drilling and exploration activities. In October 2020, both France and Greece asked the EU to consider suspending the bloc’s customs union agreement with Türkiye.

Any decision by the EU to abolish the customs union with Türkiye, end Türkiye’s EU accession bid or impose additional sanctions on Türkiye might cause a deterioration in the relationship between Türkiye and the EU, impede Türkiye’s access to EU funding and have a material adverse impact on Türkiye’s economy.

Risks Related to this Offering and Ownership of the ADSs

An active trading market for the ADSs may not be established or, if established, may not continue and the trading price for the ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for the Company’s ordinary shares or the ADSs. The Company cannot assure you that a liquid public market for the ADSs will be established. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs in this offering was determined by negotiation between the Company and the underwriters based upon several factors, and the Company can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in the ADSs may experience a significant decrease in the value of their ADSs.

The Company may not be able to satisfy the Nasdaq Capital Market’s listing requirements or maintain a listing of the ADSs on the Nasdaq Capital Market which could limit investors’ ability to make transactions in the ADSs and subject the Company to additional trading restrictions.

The Company has applied to list the ADSs on the Nasdaq Capital Market and the closing of this offering is conditional upon the approval of Nasdaq of its listing. For approval of its application to list and in order to continue listing its ADSs on the Nasdaq Capital Market, the Company must maintain certain financial and ADS price levels, and it may be unable to meet these requirements now or in the future. Even if its ADSs are initially listed, the Company cannot assure the investor that the ADSs will continue to be listed on the Nasdaq Capital Market in the future.

If Nasdaq delists the ADSs from trading on its exchange and the Company is not able to list the ADSs on another national securities exchange, the Company expects the ADSs could be quoted on an over-the-counter market. However, if the Company were to be delisted from Nasdaq, it could face significant material adverse consequences, including:

●	investors disposing of the ADSs;

●	a limited availability of market quotations for the ADSs;

●	reduced liquidity for the ADSs;

●	reduced availability of information concerning the trading prices and volume of the ADSs;

●	fewer broker-dealers willing to execute trades in the ADSs;

●	a determination that the ADSs represent a “penny stock” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional ADSs or obtain additional financing in the future.

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The Company can provide no assurance that any action taken by it to restore compliance with listing requirements would be sufficient to maintain its listing or allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If the Company were no longer listed on Nasdaq, the ADSs may no longer qualify as “covered securities” for the purposes of Section 18(b) of the Securities Act and Rule 146 thereunder. As such, the ADSs would be subject to regulations in each state in which the Company may offer its securities which would add additional complexity, time and expense to ensure compliance with the applicable state’s securities laws with respect to ADSs being purchased or sold in that state, which may have a material adverse effect on its business, financial condition and/or results of operations. An active, liquid trading market for the ADSs may not be maintained.

The price of the ADSs might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of the ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such securities. The trading price of the ADSs has been and may continue to be volatile and subject to wide price fluctuations in response to various factors, including:

●	the overall performance of the equity markets;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	negative market perception of the Company’s performance as compared to the Company’s competitors;

●	additions or departures of key personnel;

●	sales of the ADSs or shares by the Company or its principal shareholders;

●	changes in law, litigation, regulatory and tax allegations, fines or proceedings that involve the Company or its subsidiaries;

●	general economic and geo-political conditions, both globally and in Türkiye;

●	ongoing or future occurrences of natural disasters, epidemics, or other catastrophic events, including acts of war;

●	changes in interest rates; and

●	availability of capital.

These and other factors might cause the market price of the ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with the Company, and these fluctuations could materially reduce its share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. The Company may be involved in future litigation which may have a material adverse effect on its financial condition and results of operations.

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If securities or industry analysts do not publish research or reports about the Company’s business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the Company’s shares will be influenced by research or reports that industry or securities analysts publish about its business. If one or more analysts downgrade the Company’s shares, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover the Company or fail to regularly publish reports on it, it could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

Because the Company does not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for a return on your investment.

The Company currently intends to retain all of its available funds and any future earnings after this offering to fund the development and growth of its business. As a result, the Company does not expect to pay any cash dividends in the foreseeable future. Therefore, the investor should not rely on an investment in the ADSs as a source for any future dividend income. The Board of Directors may resolve either not to distribute any dividends for the relevant financial year or to propose the distribution of a certain amount of dividends, subject to the approval of the General Assembly of shareholders. Under Turkish law, a Turkish company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Company’s Board of Directors decides to declare and pay dividends (by way of a simple majority decision of its directors), the timing, amount and form of future dividends, if any, will depend on, among other things, its future results of operations and cash flow, its capital requirements and surplus, the amount of distributions, if any, received by the Company from its subsidiaries, its financial condition, contractual restrictions and other factors as determined by its Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment.

Because the Company’s initial public offering price per ADS is substantially higher than its net tangible book value per ordinary share, the investor will experience immediate and substantial dilution.

If the investor purchases ADSs in this offering, they will pay substantially more than the Company’s net tangible book value per share. As a result, the investor will experience immediate and substantial dilution of US$[*] per ADS, representing the difference between the Company’s pro forma as adjusted net tangible book value per ADS of US$[*] as of December 31, 2024, after giving effect to the net proceeds to the Company from this offering, assuming no change to the number of ADSs representing ordinary shares offered as set forth on the cover page of this prospectus and an assumed initial public offering price of US$[*] per ADS (the midpoint of the price range set forth on the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

A significant portion of the total outstanding ADSs representing ordinary shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of the ADSs to drop significantly, even if the Company’s business is doing well.

Sales of a substantial number of ADSs in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of the ADSs. Immediately after this offering, the Company will have outstanding [*] ADSs based on the number of ADSs outstanding as of the date of this prospectus, assuming no exercise of the underwriters’ over-allotment option. This includes the ADSs representing ordinary shares sold in this offering, which may be resold in the public market immediately without restriction, unless purchased by the Company’s affiliates or existing shareholders. Of that amount, [*] ADSs are currently restricted as a result of securities laws and/or lock-up agreements but will be able to be sold after the closing of this offering, subject to securities laws and/or lock-up agreements. If held by one of the Company’s affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act. See “ADSs Eligible for Future Sale.”

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Investors must rely on the judgment of the Company’s management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase its share price.

The Company intends to use the net proceeds of this offering as set out in “Use of Proceeds.” However, its management will have considerable discretion in the application of the net proceeds received by us in this offering. The investor will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve the Company’s efforts to achieve or maintain profitability or increase its share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. The Company’s expected use of net proceeds from this offering represents its current intentions based upon its present plans and business conditions. As of the date of this prospectus, the Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of its actual use of the net proceeds will vary depending on numerous factors, including the amount of cash used in its operations, which can be highly uncertain, subject to substantial risks and can often change. The Company’s management will have broad discretion in the application of the net proceeds, and investors will be relying on its judgment regarding the application of the net proceeds from this offering.

Investors may not be able to exercise their rights to vote the ordinary shares underlying the ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of the Company’s ordinary shares, including any general meeting of its shareholders, if the Company so requests, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights and distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by the Company, (ii) a statement that such holder will be entitled to give the depositary instructions and (iii) a statement as to the manner in which instructions may be given by the holders. ADS holders may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, they will not be able to exercise their right to vote unless they withdraw the Company’s ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. The Company cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Local trade registry office practices and interpretations of regulations governing proxy collection from ADS holders have been evolving and may be subject to further change from time to time. For example, the Trade Registry recently imposed additional documentation requirements and took longer to register the voting results of the general assembly. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as requested.

Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

In the event of an issuance of ordinary shares, including for purposes of a capital increase, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of a general meeting of shareholders or by the board of directors, which is authorized to restrict preemptive rights under a registered capital system. This could cause existing shareholders and ADS holders to experience substantial dilution of their interest in the Company. In the United States, the Company may be required to file a registration statement under the Securities Act to implement preemptive rights. The Company can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares or holders of ADSs to exercise such preemptive rights and, if such exemption is available, the Company may not take the steps necessary to enable U.S. holders of ordinary shares or holders of ADSs to rely on it. Accordingly, investors may not be able to exercise preemptive rights on future issuances of ordinary shares, and, as a result, their percentage ownership interest in the Company could be diluted. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and the Company’s ability to raise capital in the future may be compromised if it need to do so through a rights offering in the United States.

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ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing the Company’s ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against the Company or the depositary arising out of or relating to its shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If the Company or the depositary was to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To the Company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The Company believes that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that investors consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If an investor or any other holders or beneficial owners of ADSs bring a claim against the Company or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such investor, holder, or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Company or the depositary. If a lawsuit is brought against the Company or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by the Company or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Dividends paid to holders of the ADSs, who are not tax resident in Türkiye, will be subject to a 15% withholding tax.

Dividends payable by a joint stock company that has its legal and/or business center in Türkiye to shareholders (both individual and corporate) who are not tax residents of Türkiye (i.e., non-residents), and who do not have a permanent establishment constituted in Türkiye through a permanent representative or place of business therein are subject to a 15% withholding tax to be deducted by the Turkish corporation from the gross amount of dividend distribution to its shareholders. Dividends distributed to a legal entity in Türkiye (which must be registered for corporate tax in Türkiye) are exempt from such withholding tax. There is a presumption that ADSs representing the Company’s ordinary shares are being held by non-resident holders that do not have a taxable presence in Türkiye such as a permanent establishment constituted through a representative or place of business therein. Therefore, any dividends that the Company may decide to distribute in the future in respect of the ADSs will be subject to this 15% withholding tax based on the corresponding gross amount of distribution, which could adversely affect the value of an investor’s investment. Türkiye’s tax treaties with different countries may provide reduced dividend withholding taxes such as 5%; however, such reduced tax rates are not usually applicable to portfolio type investments because of minimum shareholding ratio requirements stipulated in most of Türkiye’s tax treaties. Therefore, the final withholding tax burden for ADS holders should be determined by considering each holder’s tax residency status as well as other conditions in the respective tax treaties. See “Certain Material Tax Considerations—Material Türkiye Tax Considerations.”

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Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs will agree to pay holders of ADSs any cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

As a company incorporated in Türkiye, the Company is permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under Nasdaq’s corporate governance listing rules even though we are considered a “controlled company” under Nasdaq corporate governance rules. These practices may afford less protection to shareholders than they would enjoy if the Company complied fully with Nasdaq’s corporate governance listing standards.

As a company incorporated in Türkiye, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to shareholders than they would enjoy if the Company complied fully with corporate governance listing requirements of Nasdaq. Following this offering, the Company will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of its board of directors be independent (although all of the members of the audit committee must be independent under the Exchange Act); (ii) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend, and the Company will follow home country practice that permits it not to hold regular executive sessions where only independent directors are present; (iii) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and the Company will follow home country practice that permits it not to solicit proxies; (iv) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than 331∕3% of the outstanding voting stock (Turkish law generally allows a shareholders’ meeting to proceed with at least 25% of the voting shares represented, except in certain cases where a higher quorum is specifically required by law); (v) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the board of directors review and oversee all related party transactions; and (vi) there will not be a necessity to comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval to take the actions set out in Nasdaq Listing Rule 5635.

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Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Türkiye based on United States or other foreign laws against the Company and its management.

We are incorporated in Türkiye and, until the formation of our U.S. subsidiary in August of 2025, all of our business operations have been conducted in Türkiye, and all of our assets have been located in Türkiye. In addition, most of our directors and officers are nationals and residents of countries other than the United States whose assets are substantially located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed our North American subsidiary, Power Upp USA, Inc., whose executive offices are located in Fort Lauderdale, Florida, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. There is no bilateral treaty or multilateral convention in force between the United States and Türkiye providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Türkiye. The enforcement of any foreign judgment obtained in the United States is done by way of an action commenced in the Turkish Courts.

According to Article 54 of the International Private and Procedural Law, the competent Turkish court shall grant the enforcement decision under the following conditions:

a) There exists an agreement based on the principle of reciprocity between the Türkiye and the state in which the judgment was rendered, or a statutory provision or de facto practice in that state allowing for the enforcement of judgments rendered by Turkish courts.

b) The judgment has been rendered in a matter that does not fall under the exclusive jurisdiction of Turkish courts, or -provided that the defendant raises an objection -the judgment has not been rendered by a court of a foreign state which granted itself jurisdiction despite the absence of a real connection between the dispute or the parties.

c) The judgment is not manifestly contrary to public policy.

d) Pursuant to the laws of the country where the judgment was rendered, the person against whom enforcement is sought was duly summoned to the court that rendered the judgment, or was properly represented before that court, and the judgment was not rendered in absentia or in default in a manner contrary to those laws; and such person did not raise any objections before the Turkish court regarding any of these issues.

Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against the Company, its directors and officers. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be upheld by the courts of Türkiye.

The Company is a Turkish joint stock company. The rights of its shareholders under Turkish law may be different from the rights of shareholders under the laws of U.S. jurisdictions.

The Company is a Turkish joint stock company. Its corporate affairs are governed by its articles of association and by the Turkish Commercial Code No. 6102, (the “TCC”). The rights of shareholders and the responsibilities of members of its board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. See “Management—Corporate Governance Practices.” The rights of the Company’s shareholders and the fiduciary responsibilities of its directors under Turkish law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Türkiye has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as the State of Delaware, have more comprehensive and judicially interpreted bodies of corporate law than Türkiye. For example, the Company is not aware of any reported class actions having been brought in Turkish courts. Such actions are ordinarily available in respect of United States corporations in United States courts. As a result, the holders of the ADSs could face different considerations in and have more difficulty protecting their interests in actions against its management, directors or controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States, and the Company’s ability to protect its own interests may be limited if it is harmed in a manner that would otherwise give rise to jurisdiction in a United States federal or state court. See “Description of Share Capital and Governing Documents—Comparison of Turkish Corporate Law and Delaware Corporate Law.”

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The Company is an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

The Company is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as it remains an emerging growth company. As a result, if the Company elects not to comply with such auditor attestation requirements, its investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period, although it has adopted certain new and revised accounting standards based on transition guidance permitted under such standards in advance. As a result of this election, the Company’s future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will incur substantially increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Company is a foreign private issuer within the meaning of the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.

Because the Company is a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

The Company will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, it intends to publish its financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information the Company is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, investors may not be afforded the same protections or information that would be made available to them if they were investing in a U.S. domestic issuer.

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If the Company fails to implement and maintain an effective system of internal controls, it may be unable to accurately report the results of its operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of its shares may be materially and adversely affected.

The Company will be subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq after it is successfully listed on the Nasdaq Capital Market. The Company’s independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. However, in the course of auditing its consolidated financial statements for the financial statements included elsewhere in this prospectus, the Company identified material weaknesses in our internal control over financial reporting.

As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relates to 1) the lack of accounting staff and resources with appropriate knowledge of IFRS and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issues in accordance with IFRS and the SEC requirements and 2) inadequate implementation of accounting controls and procedures, and insufficient maintenance of supporting documentation. In response to the material weaknesses identified prior to this offering, the Company plans to implement a number of measures to address the material weaknesses identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in IFRS accounting and SEC reporting; (ii) organizing regular training for our accounting staffs, especially training related to IFRS and SEC reporting requirements; and (iii) establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that the Company includes a report of management on internal control over financial reporting in its annual report on Form 20-F starting from the second annual report on Form 20-F. In addition, once the Company ceases to be an “emerging growth company” as such term is defined under the JOBS Act, its independent registered public accounting firm must attest to and report on the effectiveness of internal control over financial reporting. Management may conclude that internal control over financial reporting is not effective. Moreover, even if management concludes that internal control over financial reporting is effective, the independent registered public accounting firm, after conducting its own independent testing, may issue a qualified report if it is not satisfied with the internal controls or the level at which controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently. In addition, as a public company, reporting obligations may place a significant strain on management, operational and financial resources and systems for the foreseeable future. The Company may be unable to complete the timely evaluation testing and any required remediation in the future.

During the course of documenting and testing internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, additional weaknesses and deficiencies may be identified. If the Company fails to maintain the adequacy of internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, it may not be able to conclude on an ongoing basis that effective internal control over financial reporting exists. Failure to achieve and maintain an effective internal control environment could result in material misstatements in financial statements and failure to meet reporting obligations, which would likely cause investors to lose confidence in reported financial information. This could in turn limit access to capital markets, harm results of operations and lead to a decline in the trading price of the Company’s shares. Additionally, ineffective internal control over financial reporting could expose the Company to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which it lists, regulatory investigations, and civil or criminal sanctions. The Company may also be required to restate its financial statements from prior periods.

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If the Company is classified as a passive foreign investment company, United States taxpayers who own its securities may have adverse United States federal income tax consequences.

The Company is a non-U.S. corporation and, as such, it will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of its gross income for the year is passive income; or

●	The average percentage of its assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds its securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While the Company does not expect to become a PFIC, because the value of its assets for purposes of the asset test may be determined by reference to the market price of its ordinary shares, fluctuations in the market price of its ADSs may cause it to become a PFIC for the current or subsequent taxable years. The determination of whether the Company will be or become a PFIC will also depend, in part, on the composition of its income and assets. If the Company determines not to deploy significant amounts of cash for active purposes, its risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Company will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to the Company and the consequences to U.S. taxpayers if it was determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

General Risks

Increased leverage could adversely impact the Company’s business, financial condition and results of operations.

The Company may incur additional debt to finance its operations or for future growth, including funding acquisitions. A high degree of leverage could have important consequences for the Company. For example, it could:

●	increase its vulnerability to adverse economic and industry conditions;

●	require the Company to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

●	limit the Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

●	place the Company at a disadvantage compared to our competitors that are less leveraged; and

●	limit its flexibility in planning for, or reacting to, changes in its business and in its industry.

The Company’s ability to make payments on and refinance any debt that it may incur will depend on its ability to generate cash in the future from operations, financing or asset sales. The Company’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that it cannot control. If the Company cannot service its future debt or repay or refinance its future debt as it becomes due, it may be forced to sell assets or take other disadvantageous actions, including (1) reducing funding in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of its cash flow from operations to the payment of principal and interest on its indebtedness. In addition, if the Company incurs significant future indebtedness, its ability to withstand competitive pressures and to react to changes in the energy industry could be impaired. The lenders or other investors who hold future debt that the Company fails to service or on which it otherwise default could also accelerate amounts due, which could potentially trigger a default or acceleration of other debt it may incur.

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The Company is highly dependent on its senior management team and other highly skilled personnel, and if it is not successful in attracting or retaining highly qualified personnel, it may not be able to successfully implement its business strategy.

The Company’s success depends, in significant part, on the continued services of its senior management team and on its ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, design, finance and support personnel. The Company’s senior management team has extensive experience in the energy industry, and it believes that their depth of experience is instrumental to the Company’s continued success. The loss of any one or more members of the Company’s senior management team, for any reason, including resignation or retirement, could impair its ability to execute its business strategy and adversely affect its business, financial condition and results of operations.

Competition for key personnel is intense, and the Company’s ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, and the Company cannot assure investors that it will be successful in attracting or retaining such personnel now or in the future. Any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force the Company to pay significantly higher wages, which may harm its profitability. The inability to hire, develop and retain these key employees may adversely affect the Company’s business, financial condition, and results of operations.

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the ADSs or Ordinary Shares could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the ADSs or our Ordinary Shares could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of the ADSs.

After the completion of this offering, share ownership will remain concentrated in the hands of our directors and major shareholders, who will continue to be able to exercise a direct or indirect controlling influence on us.

Yeşil Holding A.Ş. and Lia Invest LLC (the “Founders”) hold 100% of our outstanding Group A Ordinary Shares. Each Group A share has five votes and the holders of the Group A Ordinary Shares have the right to nominate up to half of the members of the Board of Directors. Following the completion of this offering, the Founders and their permitted transferees (the “Group A Shareholders”) will continue to beneficially own all of our Group A Ordinary Shares and are expected to own [*]% of our Ordinary Shares, which will represent [*]% of the voting power of all of our Group A Ordinary Shares and Ordinary Shares voting together as a single class. The interests of the Group A Shareholders may differ from the interests of the Company’s other shareholders. The Group A Shareholders, acting together, will have the ability to control the outcome of all matters that require approval by the Company’s shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of the Company that other shareholders may view as beneficial.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors”, which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, the Company and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that it will file with the SEC, other information sent to its shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond the Company’s control. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	the Company’s business and operating strategies and its various measures to implement such strategies;

●	the Company’s operations and business prospects, including development and capital expenditure plans for its existing business;

●	changes in policies, legislation, regulations or practices in the industry and those countries or territories in which the Company operates that may affect its business operations;

●	the Company’s financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which the Company operates, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to the Company;

●	the overall economic environment and general market and economic conditions in the jurisdictions in which the Company operates;

●	the Company’s ability to execute its strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in the Company’s business;

●	changes in interest rates or rates of inflation; and

●	legal, regulatory and other proceedings arising out of the Company’s operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Investors should read this prospectus and the documents that the Company references in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that the Company’s actual future results or performance may be materially different from what it expects.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

40

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Company is incorporated in Türkiye and, until the formation of its U.S. subsidiary in August of 2025, all of its business operations have been conducted in Türkiye, and all of its assets have been located in Türkiye. In addition, most of the Company’s directors and officers are nationals and residents of countries other than the United States whose assets are substantially located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against the Company or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

The Company has appointed its North American subsidiary, Power Upp USA, Inc., whose executive offices are located in Fort Lauderdale, Florida, as its agent upon whom process may be served in any action brought against the Company under the securities laws of the United States.

There is no bilateral treaty or multilateral convention in force between the United States and Türkiye providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Türkiye. The enforcement of any foreign judgment obtained in the United States is done by way of an action commenced in the Turkish Courts.

According to Article 54 of the International Private and Procedural Law, the competent Turkish court shall grant the enforcement decision under the following conditions:

a) There exists an agreement based on the principle of reciprocity between Türkiye and the state in which the judgment was rendered, or a statutory provision or de facto practice in that state allowing for the enforcement of judgments rendered by Turkish courts.

b) The judgment has been rendered in a matter that does not fall under the exclusive jurisdiction of Turkish courts, or provided that the defendant raises an objection -the judgment has not been rendered by a court of a foreign state which granted itself jurisdiction despite the absence of a real connection between the dispute or the parties.

c) The judgment is not manifestly contrary to public policy.

d) Pursuant to the laws of the country where the judgment was rendered, the person against whom enforcement is sought was duly summoned to the court that rendered the judgment, or was properly represented before that court, and the judgment was not rendered in absentia or in default in a manner contrary to those laws; and such person did not raise any objections before the Turkish court regarding any of these issues.

Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against the Company, its directors and officers. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be upheld by the Türkiye courts.

41

USE OF PROCEEDS

The Company expects to receive approximately US$[*] (or US$[*] if the underwriters exercise their over-allotment option in full) of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses of approximately US$[*] payable by the Company.

The Company currently intends to use the net proceeds from this offering for (1) its North American operations, including, but not limited to, (a) acquiring leasehold and other property interests in oilfield and gas properties, (b) exploring, developing, and producing oil and gas within North America, (c) acquiring equipment and other infrastructure for conducting its North American operations; and (d) deploying data center infrastructure to capitalize on and add value to its renewable energy operations; (2) research and development of its operations in Türkiye and North America; and (3) working capital and general corporate purposes.

The Company anticipates an approximate allocation of the use of net proceeds as follows:

Use of Net Proceeds	US$*	%
North American Operations
Research and Development
Working Capital and General Purposes
Total

*	Assuming the over-allotment option is not exercised.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[*] per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to the Company from this offering by US$[*] million, assuming that the number of ADSs offered , as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. An increase (decrease) of 1.0 million in the number of ADSs offered in this offering would increase (decrease) the net proceeds to the Company from this offering by US$[*] million, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

The Company has not determined the specific amounts it plans to spend on each of the areas listed above beyond the range of expenditure set out, or the specific timing of such expenditures. The Company’s management will have broad discretion as to the application of the net proceeds from this offering to expand its U.S. operations within these and other categories and may use them for purposes other than those contemplated at the time of this offering. Accordingly, investors will be relying on the judgment of the Company’s management with regard to the use of these net proceeds, and they will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. However, the Company anticipates that the net proceeds of this offering will be sufficient to fund its proposed projects over the next 12 months. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for the Company.

Pending their use, the Company plans to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, or certificates of deposit.

42

CAPITALIZATION

The following table sets forth the Company’s capitalization as of December 31, 2024:

●	on an actual basis;
●	on a pro forma basis to give effect to the issuance of [●] ordinary shares to GFG for services related to and upon the consummation of this initial public offering and repayment of approximately $13 million of indebtedness up to and including October 31, 2025; and
●	on a pro forma as adjusted basis to reflect the issuance and sale of [*] ordinary shares represented by ADSs in this offering at an assumed initial public offering price of US$[*] per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

The as adjusted information below is illustrative only, and the Company’s capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to the Company from the offering. Investors should read this table in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and related notes included elsewhere in this prospectus.

Equity	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)
	(in US$)*
Ordinary Shares, TRY 1 par value per share; 15,475,000 Group A Ordinary Shares and 139,275,000 Group B Ordinary Shares issued and outstanding on an actual basis; [*] Ordinary Shares issued and outstanding on a pro forma basis	4,386,301
Additional paid-in capital	20,102,221
Restricted reserves	3,832,345
Retained earnings	173,332,828
Accumulated other comprehensive loss	(3,725)
Non-controlling interest	255,356
Total equity	201,905,326	-

Bank borrowings	21,068,296
Total Indebtedness	21,068,296
Total Capitalization	222,973,622	-

* A convenience translation was used at an exchange rate of TRY 35.2803 per USD.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$ [*] per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the additional paid-in capital, total equity and total capitalization on a pro forma as adjusted basis by approximately US$[*] million, assuming that the number of ADSs offered as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. An increase (decrease) of 1.0 million in the number of ADSs offered as set forth on the cover page of this prospectus, would increase (decrease) the additional paid-in capital, total equity and total capitalization on a pro forma as adjusted basis by approximately US$[*] million, assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

43

DILUTION

Investors purchasing ADSs in this offering will experience immediate and substantial dilution in the as adjusted net tangible book value per ordinary share. Dilution in as adjusted net tangible book value represents the difference between the initial public offering price of the ADSs representing the ordinary shares and the as adjusted net tangible book value per ordinary share immediately after the offering.

Historical net tangible book value per ordinary share represents the Company’s total tangible assets (total assets excluding other intangible assets, net) less total liabilities, divided by the number of outstanding ordinary shares. After giving effect to the sale of the ADSs in this offering at an assumed initial public offering price of US$[*] per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting US$[*] in underwriting discounts and commissions and estimated offering expenses paid or payable by the Company of approximately US$[*], the pro forma as adjusted net tangible book value as of December 31, 2024 would have been approximately US$[*] or US$[*] per ordinary share. This represents an immediate increase in as adjusted net tangible book value of US$[*] per ordinary share to the Company’s existing shareholders and an immediate dilution of US$[*] to new investors purchasing ADSs in this offering.

The following table illustrates this dilution on a per ordinary share basis to new investors at the assumed public offering price per ADS of US$[*]:

Assumed initial public offering price per ADS		US$
Historical net tangible book value per Ordinary Share as of December 31, 2024	US$
Proforma adjustments (1)
Pro forma net tangible book value per share as of ____________, 2025
Pro forma as adjusted net tangible book value per share as of ____________, 2025, after giving effect to the offering
Pro forma as adjusted increase in net tangible book value attributable to the investors in this offering	US$
Dilution per ordinary share to new investors participating in this offering		US$

(1)	Represents the issuance of [●] ordinary shares to GFG for services related to and upon the consummation of this initial public offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments– Greentree Share Issuance.”

A US$1.00 increase (decrease) in the assumed initial public offering price of US$[*] per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by US$[*] and increase (decrease) dilution to new investors by US$[*] per ordinary share, in each case assuming that the number of ADSs offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

If the underwriters exercise in full their option to purchase additional ADSs in this offering, the pro forma as adjusted net tangible book value after the offering would be US$[*] , the increase in net tangible book value to existing shareholders would be US$[*] per ordinary share, and the dilution to new investors would be US$[*] per ADS, in each case assuming an initial public offering price of US$[*] per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on an a pro forma adjusted basis as of June 30, 2025, the differences between existing shareholders and the new investors with respect to the number of ordinary shares represented by ADSs purchased in this offering, the total consideration paid and the average price per ordinary share or ADS before deducting the estimated commissions to the underwriters and the estimated offering expenses payable by the Company.

	Ordinary Shares or ADSs Purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share or ADS
(US$ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.00%		$	100.00%		$

(1)	The number of ordinary shares to be outstanding upon completion of this offering is based on [*] ordinary shares outstanding as of ____________, 2025 and excludes:

● [*] Group A ordinary shares; and

● [*] Ordinary shares reserved for future issuance under our 2025 Equity Incentive Plan (which is equal to [*]% of our issued and outstanding ordinary shares immediately after the consummation of this offering, less the number of outstanding option grants).

The table below assumes the underwriters exercise their over-allotment option in full:

	Ordinary Shares or ADSs Purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share or ADS
(US$ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.00%		$	100.00%		$

(1)	The number of ordinary shares to be outstanding upon completion of this offering is based on [*] ordinary shares outstanding as of [*], 2025 and excludes:

● [*] Group A ordinary shares; and

● [*] ordinary shares reserved for future issuance under our 2025 Equity Incentive Plan (which is equal to [*]% of our issued and outstanding ordinary shares immediately after the consummation of this offering, less the number of outstanding option grants).

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at the pricing.

44

DIVIDENDS AND DIVIDEND POLICY

The payment of dividends is regulated by Turkish Commercial Code (Law No. 6102) and the Company’s articles of association. According to the Company’s Articles of Association, the Company’s net profit for the period is the remaining amount after deducting all types of expenses from the income determined at the end of the financial period. According to the Company’s Articles of Association: a) 5% of the net profit for the period shall be set aside as general legal reserves until such reserves reach 20% of the paid-in capital, and b) 5% of the remaining amount shall be distributed to the shareholders as dividends. The General Assembly, upon recommendation of the Company’s Board of Directors, is authorized to resolve that the remaining portion of the net profit, after deducting the amounts specified in subparagraphs (a) and (b) above, may be set aside as reserves without distribution, or be distributed partially or fully. The General Assembly may also resolve to distribute advance dividends to the shareholders in accordance with applicable Turkish legislation. The calculation and distribution of advance dividends shall be carried out in compliance with the provisions of the applicable Turkish legislation. The Company has not declared or paid dividends to date.

While the Company currently has no plans to distribute dividends, in the event dividends are considered in the future, the Company’s board will take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that the Company’s Board of Directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of the Company’s shareholders, its Articles of Association, as well as any other applicable Turkish laws. Even if the Company’s Board of Directors decides to pay dividends, the form, frequency and amount will depend upon its future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

If the Company declares cash dividends in the future, they will be distributed exclusively in Turkish Lira. Any dividends received by the depositary in a currency other than U.S. dollars will be converted into U.S. dollars. Following this conversion, the resulting amounts will be distributed to holders of ADSs, after applicable taxes or other governmental charges, fees, and expenses incurred have been deducted. As the Turkish Lira is continuously subject to exchange rate fluctuations, exposure to currency risk will be experienced by ADS holders, particularly between the date dividends are declared and the date on which payments are made. Subject to the Company’s Articles of Association, each Group B ordinary share confers on the holder (i) the right to an equal share in any distribution paid by the Company in accordance with the Articles and (ii) an equal share on the distribution of any surplus assets of the Company upon its liquidation.

As per Turkish Law, dividends or other forms of profit repatriation that are classified as dividends for Turkish tax purposes in connection with the Company’s ordinary shares are subject to withholding tax. However, the applicable withholding rate may be lowered under the terms of a relevant double taxation treaty.

45

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the Company’s financial condition and results of operations together with “Summary of Consolidated Financial Information and Other Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflect the Company’s historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the completion of this offering. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs involving risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus. References in this section to “Group” refer to the Company and its consolidated subsidiaries.

Company Overview

YGE is a leading private-sector operator in the waste-to-energy segment, transforming urban landfill emissions into utility-grade renewable power. YGE develops and operates power generation assets in Türkiye that convert municipal solid waste into clean, grid-stable electricity—leveraging landfill gas, biogas, and geothermal technologies.

The Company currently operates six LFG power plants across Türkiye, including the Avcıkoru facility, which is the largest LFG waste-to-energy power plant in Türkiye by production volume. These sites are designed to capture and convert methane, carbon dioxide, and other landfill by-products into baseload electricity, mitigating greenhouse gas emissions while supplying power to the national grid and industrial customers. Strategically located in high-density urban centers, including İstanbul, Europe’s most populous city, which produces over 17,000 metric tons of municipal solid waste daily, YGE has consistent access to high-volume, high-organic-content feedstock with favorable methane yield characteristics.

Electricity generated by YGE is sold under FX-linked tariff structures, primarily through agreements with regional distribution companies. Approximately 90% of the Company’s production qualifies for USD-denominated revenue under Türkiye’s Renewable Energy Resources Support Mechanism (“YEKDEM”), reinforcing financial resilience and cash flow predictability.

YGE’s embedded Monitoring, Reporting and Verification (“MRV”) capabilities support the generation and monetization of verified carbon credits, positioning the Company to align with emerging EU-linked compliance frameworks. Its waste-to-energy model offers a scalable, economically viable solution to Türkiye’s growing demand for sustainable waste management and renewable power generation.

The Company’s long-tenured technical team and internal maintenance operations support execution certainty, disciplined uptime management, and cost control across its portfolio. These operational strengths, combined with multi-platform fluency and regulatory integration, enable YGE to deliver resilient energy solutions at scale.

Building on its success in Türkiye, the Company is seeking to expand its presence into the United States with planned natural gas initiatives as well as evaluating strategic investments in additional landfill gas and geothermal projects in Türkiye. These efforts reflect the Company’s broader mission to deliver clean, utility-grade energy solutions that support environmental preservation, energy diversification, and long-term stakeholder value.

Key Factors Affecting the Company’s Financial Condition and Results of Operations

YGE develops, constructs, and operates renewable power plants that generate electricity from methane and other renewable feedstocks. The Company’s current operations focus on landfill gas-to-energy (LFG) and thermal waste disposal technologies, with additional geothermal projects under development. YGE conducts electricity sales through EPİAŞ, Türkiye’s national electricity market operator. The Company participates in the Day-Ahead and Intraday Markets under the Electricity Market Balancing and Settlement Regulation (“DUY”) and sells the majority of its power under the YEKDEM program, which guarantees fixed-price purchase tariffs in USD.

The Company’s revenues are priced based on published index prices which can be influenced by factors outside its control, such as market impacts on commodity pricing and regulatory developments. Due to these factors, the Company places a primary focus on managing production volumes, and operating and maintenance expenses as these factors are most controllable internally.

46

Production volumes

-	Existing and planned power plants face risks of lower-than-expected efficiency and production due to equipment degradation, reduced or lower-quality landfill gas, technical forecasting errors, and other underestimated parameters. New investments may incur planning mistakes, unexpected capital or operating cost increases, resource access or supply shortfalls, and lower electricity sales revenues. These factors could cause actual performance and revenues to fall short of the Company’s medium- and long-term projections.
-	The Company’s contracts with municipalities are for a fixed period of time which may not be renewed at the end of their term, and upon termination, the production buildings at the site will be transferred to the municipality, and include certain commitments which, if we do not fulfil, give the municipality the right to terminate the contract and may subject us to monetary penalties.

Pricing

Securing long-term, favorable PPAs is critical to the Company’s success. Competition for PPAs can drive down prices and make it harder to win contracts, which would impede project development, financing and revenues. PPA availability and terms also depend on evolving utility/corporate procurement practices and changing economic, regulatory, tax and public policy conditions, which may make obtaining or renewing favorable PPAs more difficult.

Macroeconomic in Türkiye

Türkiye experienced pronounced inflationary episodes during 2022 to 2024, with annual CPI at 64.3% in 2022, 64.8% in 2023 and 44.4% in 2024; CPI peaked at 85.5% in October 2022. TCMB published a year-end 2025 inflation projection of 33.0% (September 2025), while market participants’ median expectation was 28.3% (February 2025). Elevated inflation, together with exchange-rate and global commodity price pressures and related policy responses, materially compressed the Company’s margins in 2023 to 2024 and may continue to do so in 2025 by increasing input and financing costs, disrupting supply chains and reducing consumer purchasing power and demand. Although the consumer confidence index improved modestly to approximately 81 in late 2024 and early 2025 (below the neutral 100 level), downside risks to demand and profitability remain.

Recent Developments

Repayment of Debt

As of December 31, 2024, the Group had total bank borrowings of TRY 456 million from Denizbank A.Ş. (“Denizbank Loans”). The Denizbank Loans reached maturity and were paid in full as of October 31, 2025. See “Liquidity and Capital Resources – Contractual Obligations and Commitments – Existing Indebtedness.”

North American Operations

YGE has recently commenced business operations in the United States through its North American subsidiary, Power Upp USA, Inc. headquartered in Fort Lauderdale, FL as of August 18, 2025. YGE plans to engage in the exploration, development, and production of oil and natural gas properties located in the United States and deploy innovative sustainable net-zero green energy conversion solutions, including natural gas-to-electricity transition power plants, and the establishment of data centers with the capacities to power cryptocurrency operations, HPC, and artificial intelligence (“AI”) technologies.

On September 4, 2025, Power Upp USA, Inc. entered into a binding Letter of Intent with Permian Energy, LLC (“Permian”), an oilfield services company specializing in Enhanced Oil Recovery services, viable Oil & Gas leasehold identification, acquisition target due diligence, and contractual negotiations, pursuant to which Power Upp USA, Inc. will acquire a 65% ownership interest in Permian for a US$2,000,000 capital contribution, to be used for refurbishing, repairing, or updating Permian’s prioritized tangible assets for production deployment and securing a six-month exclusivity period. The transaction is subject to Power Upp USA, Inc.’s satisfactory completion of a 60-day due diligence review of Permian’s tangible assets, operational history, and intellectual property, with closing contingent upon execution of definitive agreements.

On November 4, 2025, Power Upp Midland 1, LLC, a subsidiary of Power Upp USA, Inc., entered into a Purchase and Sale Agreement with Lynx Production Company, Inc. to acquire certain oil and gas producing properties, mineral interests, hydrocarbon rights, existing wells, associated equipment, field gathering system including the South Harris Gathering Line, rights of way, surface rights, easements, and related appurtenances located in Gaines County, Texas, for a total purchase price of US$250,000. The transaction includes a retention for Lynx Production Company, Inc. of a perpetual 3% overriding royalty interest from the oil and gas production, proportionately reduced, free of production costs and calculated monthly on the weighted average wellhead sales price less third-party post-production costs. The closing of this transaction is intended to occur no later than 30 days from the effective date upon execution of assignments and ancillary documents, subject to regulatory approvals.

47

Results of Operations

Components of Profit or Loss and Other Comprehensive Income

Comparison of Years Ended December 31, 2024 and 2023

Our results of operations for the years ended December 31, 2024 and 2023 are presented below:

	For the years ended December 31,
	2024	2023	Change Amount
	(Turkish Lira)	(Turkish Lira)	(Turkish Lira)%

Revenues	2,645,300,321	2,924,652,543	(279,352,222)	(9.55)%
Cost of sales	(1,652,816,091)	(2,106,158,938)	453,342,847	(21.52)%
Gross profit	992,484,230	818,493,605	173,990,625	21.26%
Total operating expenses	(269,103,721)	(223,522,227)	(45,581,494)	20.39%
Operating profit	723,380,509	594,971,378	128,409,131	21.58%
Net investment income	2,834,198,608	2,581,189,846	253,008,762	9.80%
Share of loss of associates	(143,682,949)	(81,550,628)	(62,132,321)	76.19%
Interest income	99,035,078	20,698,029	78,337,049	378.48%
Interest expenses	(326,403,842)	(252,794,232)	(73,609,610)	29.12%
Other operating expenses	(99,863,984)	(308,336,354)	208,472,370	(67.61)%
Monetary losses	(1,422,535,866)	(1,222,849,180)	(199,686,686)	16.33%
Profit before tax	1,664,127,554	1,331,328,859	332,798,695	25.00%
Income tax benefit (expenses)	676,743,481	(460,434,030)	1,137,177,511	(246.98)%
Net profit	2,340,871,035	870,894,829	1,469,976,206	168.79%
Other comprehensive income, net of tax	468,500	728,926	(260,426)	(35.73)%
Total comprehensive income for the year	2,341,339,535	871,623,755	1,469,715,780	168.62%

Revenues

For power generation facilities established through capacity allocation competition, the lowest bid price will apply under YEKDEM for a period determined by Türkiye’s Ministry of Energy.

48

Under this statutory purchase guarantee, electrical energy generated by landfill gas/biogas facilities operated by the Company is purchased at a fixed unit price of 133 U.S. dollars /MWh for a 10-year period. Approximately 90% of the Group’s electrical energy output is sold through the YEKDEM mechanism. The YEKDEM prices are officially published in Schedule No I of Türkiye’s Law on Usage of Renewable Energy Resources for the Purpose of Generating Electricity. Each eligible facility receives a fixed feed-in tariff for 10 years from its commissioning date.

	For the years ended December 31,
	2024	2023	Change Amount
	(Turkish Lira)	(Turkish Lira)	(Turkish Lira)%

Revenues
Electricity sales	2,046,929,384	2,004,822,204	42,107,180	2.10%
Goods sales	106,271,170	201,329,675	(95,058,505)	(47.22)%
Other sales	36,359,292	-	36,359,292	100.00%
Hyperinflation adjustment	455,740,475	718,500,664	(262,760,189)	(36.57)%
Total Revenue	2,645,300,321	2,924,652,543	(279,352,222)	(9.55)%

Cost of sales
Costs of electricity sales	1,181,449,214	1,392,645,078	(211,195,864)	(15.17)%
Costs of goods sales	105,673,177	174,403,743	(68,730,566)	(39.41)%
Costs of other sales	7,933,383	-	7,933,383	100.00%
Hyperinflation adjustment	357,760,317	539,110,117	(181,349,800)	(34.00)%
Total cost of sales	1,652,816,091	2,106,158,938	(453,342,847)	(21.52)%

Gross profit
Gross profit from electricity sales	865,480,170	612,177,126	253,303,044	41.38%
Gross profit from goods sales	597,993	26,925,932	(26,327,939)	(97.78)%
Gross profit from other sales	28,425,909	-	28,425,909	100.00%
Hyperinflation adjustment	97,980,158	179,390,547	(81,410,389)	(45.38)%
Total gross profit	992,484,230	818,493,605	173,990,625	21.26%

Overall, revenue decreased by TRY 279,352,222, or 9.55%, to TRY 2,645,300,321 for the year ended December 31, 2024, compared to TRY 2,924,652,543 for the year ended December 31, 2023. The decrease in revenue was primarily attributable to the application of hyperinflation accounting under IAS 29, which resulted in a lower adjustment relative to the prior year. Türkiye’s classification as a hyperinflationary economy under IFRS requires the Group to apply inflation indexing to non-monetary items and equity, materially impacting reported revenue figures. Although operational performance remained stable, the lower inflation adjustment in 2024 compared to 2023 resulted in a technical reduction in reported revenue. This impact is non-cash in nature and does not reflect a decline in underlying business activity.

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Electricity sales

Electricity sales increased by TRY 42,107,180, or 2.10%, to TRY 2,046,929,384 for the year ended December 31, 2024, compared to TRY 2,004,822,204 for the year ended December 31, 2023. The increase was primarily driven by a modest increase in the volume of solid waste deposited by municipalities, resulting in a slight improvement of biogas yield. However, the increase was not material and reflects the stable operational throughput of the Group’s existing facilities. The Group continues to operate under the YEKDEM feed-in tariff mechanism, which provides price stability but limits upside potential from volume-driven gains. Accordingly, revenue growth in electricity sales is expected to remain modest unless capacity expansion or new project commission occurs.

Goods sales

Goods sales decreased by TRY 95,058,505, or 47.22%, to TRY 106,271,170 for the year ended December 31, 2024, compared to TRY 201,329,675 for the year ended December 31, 2023. Elevated resale volumes in 2023 were driven by high-cost maintenance and procurement activities by related entities, which were not repeated at the same scale in 2024. The Group’s goods sales are primarily comprised of resale transactions for equipment and materials used in affiliated operations, and therefore fluctuate based on the timing and scope of internal project cycles. The decline does not reflect a change in external demand or pricing, but rather a normalization following a peak procurement year.

Other sales

Other sales increased by TRY 36,359,292 for the year ended December 31, 2024, compared to nil for the year ended December 31, 2023. In 2024, the Group earned carbon credits sales totaling TRY 36,359,292. In Türkiye, Emission Reduction Credits (ERCs) form part of the country’s evolving carbon market framework, designed to incentivize greenhouse gas (GHG) reductions and support compliance with climate regulations. No carbon credit balance or sales were recorded for the year ended December 31, 2023.

Gross Profit

Gross profit increased by TRY 173,990,625, or 21.26%, to TRY 992,484,230 for the year ended December 31, 2024, compared to TRY 818,493,605 for the year ended December 31, 2023. The increase was primarily driven by a reduction in cost of sales, particularly within electricity generation, where maintenance-related expenses declined following the completion of high-cost servicing in the prior year. The Group maintained stable revenue levels while achieving operational efficiencies, resulting in a stronger gross margin. This margin expansion reflects disciplined cost control and maintenance cycle timing, rather than top-line growth.

Electricity sales

Gross profit from electricity sales increased by TRY 253,303,044 or 41.38%, to TRY 865,480,170 for the year ended December 31, 2024, compared to TRY 612,177,126 for the year ended December 31, 2023. This increase was primarily driven by reduced maintenance costs at electricity generation facilities. In 2023, several high-cost maintenance projects were completed, resulting in lower operating expenses in 2024. The Group’s electricity sales remained stable under the YEKDEM feed-in tariff, and the margin improvement reflects the timing of cost-intensive activities rather than changes in pricing or volume.

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Goods sales

Gross profit from goods sales decreased by TRY 26,327,939 or 97.78%, to TRY 597,993 for the year ended December 31, 2024, compared to TRY 26,925,932 for the year ended December 31, 2023. The decline was primarily driven by a lower volume of goods purchased by related parties during the year. In 2023, high-cost maintenance and procurement activities by affiliated entities led to elevated resale volumes, which were not repeated at the same scale in 2024. Additionally, the application of hyperinflation accounting under IAS 29 impacted reported margins, contributing to the year-over-year variance.

Other sales

Gross profit from other sales was entirely attributable to carbon credit sales. The gross profit increased by TRY 28,425,909 for the year ended December 31, 2024, with no comparable sales recorded in the prior year.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses primarily consist of electricity distribution system usage fees, depreciation and amortization, salaries and wages, monetary loss impacts under IAS 29, consultancy fees, and other administrative expenses. SG&A expenses increased TRY 45,581,494, or 20.39% to TRY 269,103,721 for the year ended December 31, 2024, compared to TRY 223,522,227 for the year ended December 31, 2023.

Depreciation and Amortization

Depreciation and amortization expense increased by TRY 17,878,427, or 56.56%, to TRY 49,487,738 for the year ended December 31, 2024 compared to TRY 31,609,311 for the year ended December 31, 2023. The increase was primarily attributable to capital expenditures incurred in 2023.

Salaries and Wages

Salaries and wages expense increased by TRY 15,264,568 or 147.66%, to TRY 25,602,405 for the year ended December 31, 2024 compared to TRY 10,337,837 for the year ended December 31, 2023. In both 2023 and 2024, salaries were adjusted twice annually—in January and July—in line with prevailing inflation rates. These increases resulted in higher base compensation across the workforce. As a direct consequence, salary-related expenses, including social security contributions and other payroll-linked costs, also rose proportionally in each year.

Electricity distribution system usage fee

Electricity distribution system usage fee decreased slightly by TRY 2,365,620, or 2.35%, to TRY 98,394,631 for the year ended December 31, 2024 compared to TRY 100,760,251 for the year ended December 31, 2023.

Other Operating Expenses

Other operating expenses decreased by TRY 208,472,370 or 67.61% to TRY 99,863,984 for the year ended December 31, 2024, compared to TRY 308,336,354 for the year ended December 31, 2023. The decrease was primarily driven by a reduction in foreign exchange losses amounting to TRY 227,497,230.

Net Investment Income

Net investment income increased by TRY 253,008,762 or 9.80% to TRY 2,834,198,608 for the year ended December 31, 2024, compared to TRY 2,581,189,846 for the year ended December 31, 2023. This increase was primarily attributable to fluctuations in the fair value of investment properties.

Share of Loss of Associates

Losses from investments in associates increased by TRY 62,132,321 or 76.19% to TRY 143,682,949 for the year ended December 31, 2024, compared to TRY 81,550,628 for the year ended December 31, 2023. This increase was primarily attributable to operational losses incurred by two associates in 2024, with loss levels exceeding those recorded in 2023. Meanwhile, in 2023, an impairment of TRY 36,571,576 was recognized due to the underperformance of one associate. In 2024, an impairment reversal of TRY 7,780,941 was recorded.

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Interest Income

Interest income increased by TRY 78,337,049 or 378.48% to TRY 99,035,078 for the year ended December 31, 2024, compared to TRY 20,698,029 for the year ended December 31, 2023. The increase principally reflects the Group’s higher exposure to floating-rate financial assets in 2024, which benefited from rising market rates and resulted in incremental interest revenue.

Interest Expenses

Interest expenses increased by TRY 73,609,610 or 29.12% to TRY 326,403,842 for the year ended December 31, 2024, compared to TRY 252,794,232 for the year ended December 31, 2023. The increase was primarily attributable to additional principal borrowings in 2024 and higher interest rate on new borrowings in 2024, which resulted in elevated interest expenses.

Income Tax Benefit (Expenses)

Income tax benefit increased by TRY 1,137,177,511 or 246.98% to TRY 676,743,481 for the year ended December 31, 2024, compared to income tax expenses amounting to TRY 460,434,030 for the year ended December 31, 2023. The change was primarily driven by a reduction in deferred tax liabilities, resulting from fair value adjustments to investment properties and depreciation adjustment of property, plant, and equipment (PPE) in accordance with IAS 29 in 2024.

Non-IFRS Financial Measures

The following table presents EBITDA, a non-IFRS financial measure for each of the periods presented below. The Company presents EBITDA as it assists investors in analyzing the Company’s performance across reporting periods on a consistent basis, excluding items that are not considered indicative of core operating performance. EBITDA is a supplemental performance measure that is not required by, or presented in accordance with, IFRS. EBITDA should not be considered an alternative to net income or any other performance measure derived in accordance with IFRS, or as an alternative to cash flows from operating activities or a measure of the Company’s liquidity or profitability.

	For the years ended December 31,
	2024	2023
	(Turkish Lira)	(Turkish Lira)
Net profit for the period	2,341,339,535	871,623,755
Income tax benefits or expenses	(676,743,481)	460,434,030
Interest income	(99,035,078)	(20,698,029)
Interest expenses	326,403,842	252,794,232
Depreciation and amortization expenses	218,707,833	146,502,508
EBITDA	2,110,672,651	1,710,656,496

Liquidity and Capital Resources

The Group requires cash primarily to meet working capital needs and to fund expansion initiatives aligned with its strategic plan, as further detailed under “Business — Investments”

Net Working Capital

	As of December 31, 2024	As of December 31, 2023
	(Turkish Lira)	(Turkish Lira)
Current assets	914,056,455	693,230,215
Current liabilities	2,309,632,648	2,355,879,208
Net working capital deficit	(1,395,576,193)	(1,662,648,993)

The Company’s net working capital position improved by TRY 267,072,800 decreasing from TRY 1,662,648,993 as of December 31, 2023, to TRY 1,395,576,193 as of December 31, 2024. The improvement is primarily attributable to an increase in cash balances and other receivables as of December 31, 2024. Cash and cash equivalents increased by TRY 144,538,253 and other receivables increased by TRY 131,892,405 as of December 31, 2024, compared to the prior-year balances.

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As of December 31, 2024, management believes the Company has access to sufficient liquidity to meet near-term operating and financing obligations. This assessment reflects current cash balances, expected collections under long-term electricity sales contracts, and available credit facilities.

Revenues are primarily derived from electricity sales under FX-linked, government-backed tariff arrangements with guaranteed offtake provisions. Payments are tied to actual production, which is consistently supplied across the Company’s operating assets. Daily advances and seven-day settlements support short-term liquidity and minimize receivable exposure.

For the year ended December 31, 2024, the Company reported net cash used in operating activities of TRY 433 million, driven by working capital movements and non-cash adjustments. Operating profit for the same period was TRY 723 million, and the Company maintains a structurally positive monthly cash margin supported by recurring electricity sales and controlled expenditures. Management expects operating cash flow performance to improve as short-term liabilities are refinanced if required.

Liquidity is further supported by investment properties, originally acquired as part of the Company’s inflation mitigation strategy. These assets may be monetized or re-leveraged if needed to support operations or financing.

A series of high-interest loan repayments concluded in October 2025, reducing financing outflows and improving cash availability in subsequent periods.

The Company has implemented cost control measures, including the deferral of non-essential capital expenditure and reductions in operating expenses. Additional bank financing or debt facilities may be pursued, subject to market conditions and lender approval. While the Company has previously refinanced or extended credit facilities, future access may be affected by changes in market conditions or its financial position.

Cash Flows

	For the years ended December 31,
	2024	2023
	(Turkish Lira)	(Turkish Lira)
Cash and cash equivalents at beginning of the year	21,553,421	20,831,493
Net cash used in operating activities	(432,957,372)	(422,888,449)
Net cash used in investing activities	(535,347,567)	(197,346,189)
Net cash used in financing activities	(400,034,588)	(173,178,006)
Subtotal - Net changes in cash and cash equivalents	(1,368,339,527)	(793,412,644)
Inflation effect on cash	1,512,877,780	794,134,572
Cash and cash equivalents at end of the year	166,091,674	21,553,421

Cash Flow from Operating Activities

As of December 31, 2024, the Group generated negative cash flows from operating activities. Net cash used in operating activities totaled TRY 432,957,372 for the year ended December 31, 2024, compared to TRY 422,888,449 for the year ended December 31, 2023. The TRY 10,068,923 increase in operating cash outflows was primarily attributable to changes in deferred income tax liabilities and fair value gain, partially offset by the changes in trade and note payables.

Cash Flows from Investing Activities

Net cash used in investing activities totaled TRY 535,347,567 for year ended December 31, 2024, representing an increase of TRY 338,001,378 compared to TRY 197,346,189 in the prior year. The increase in cash outflows from investing activities was primarily driven by investment property acquisitions in 2024.

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Cash Flows from Financing Activities

Net cash used in financing activities totaled TRY 400,034,588 for the year ended December 31, 2024, primarily reflecting principal repayments and interest payments on bank borrowings.

Net cash used in financing activities totaled TRY 173,178,006 for the year ended December 31, 2023, driven by similar borrowing and repayment activity.

Contractual Obligations and Commitments

The following table summarizes the Group’s material contractual obligations and commitments as of December 31, 2024:

	Book value	Total contract outflow	Less than 12 months	1-2 years	3-5 years
Financial liabilities
Loans (1)	743,295,801	1,037,026,919	641,815,279	249,830,797	145,380,843
Trade payables	1,260,709,001	1,260,709,001	1,260,709,001	-	-
Other payables	400,317,949	400,317,949	400,317,949	-	-
Total contractual obligations	2,404,322,751	2,698,053,869	2,302,842,229	249,830,797	145,380,843

(1)	The table below provides an overview of the Group’s loan obligations, including currency, interest rate and maturity date as of December 31, 2024. All loan agreements are free of covenant clauses and feature fixed interest rates.

Banks	Currency	Loan Balance	Equivalent Value in TRY	Loan Acquisition Date	Interest Rate %	Maturity Date
Bank A	TRY	163,485,469	163,485,469	02/19/2021	13.50	02/19/2029
Bank A	TRY	123,599,448	123,599,448	02/19/2021	13.50	02/19/2029
Bank A total			287,084,917
Bank B	TRY	90,000,000	90,000,000	11/05/2024	53.00	07/01/2025
Bank B	USD	684,448	24,108,517	02/28/2020	8.00	10/31/2025
Bank B	USD	3,664,659	128,135,700	07/07/2020	8.00	10/31/2025
Bank B	TRY	213,966,667	213,966,667	03/13/2024	42.50	07/31/2025
Bank B total			456,210,884
Total			743,295,801

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Existing Indebtedness

As of December 31, 2024, the Group had total bank borrowings of TRY 743 million, compared to TRY 1,210 million as of December 31, 2023. These borrowings were primarily from Türkiye Halk Bankası A.Ş. (“Bank A”) and Denizbank A.Ş. (“Bank B”). The decrease reflects scheduled principal repayments on short-term facilities and the absence of new drawdowns during the year.

Approximately 68.16% of the Group’s outstanding debt (TRY 507 million) matures within the 12 months following the reporting date, including TRY 457 million in TRY-denominated facilities bearing interest rates ranging from 8.00% to 53.00%. The Group maintains uncommitted credit facilities with Bank A and Bank B. These facilities may be used to refinance upcoming maturities, subject to lender approval and market conditions. Access to refinancing may be affected by changes in credit market conditions or the Group’s financial profile.

Interest expense for the year ended December 31, 2024 totaled approximately TRY 287 million, representing 66.20% of operating cash flow. The increase in TRY borrowing costs — from an average of 9% in 2023 to 29% in 2024 — has increased the Group’s debt service obligations. A series of high-interest loan facilities were fully repaid in October 2025. These repayments have reduced financing outflows and may improve cash availability in future periods.

The Group’s loan agreements do not include financial maintenance covenants. However, they contain cross-default provisions and require the maintenance of pledged collateral, including investment properties and shareholder guarantees. A decline in the value of pledged collateral could result in margin calls or acceleration of repayment obligations.

As of December 31, 2024, the Group ‘s borrowings from Bank A were secured by the following:

-	A TRY 6,232,725,100 mortgage of investment properties.

-	A TRY 700,000,000 joint guarantee by the Group and its major shareholders.

As of December 31, 2024, the Group’s borrowings from Bank B were secured by the following:

-	A TRY 555,496,000 pledges, including all equity shares owned by the Group’s shareholders and total assets.

-	A TRY 2,163,191,580 joint guarantee by the Group and its major shareholders.

The repayment schedule of the Group’s bank borrowings is as follows:

	December 31, 2024	December 31, 2023
To be paid within 1 year	506,599,062	796,013,116
To be paid between 1-5 years	236,696,739	414,558,268
Total	743,295,801	1,210,571,384

Management believes that cash flows from operations, together with available credit facilities and potential refinancing, will be sufficient to meet debt obligations due in 2025. However, sustained high interest rates or adverse macroeconomic conditions in Türkiye could require the Group to curtail capital expenditures or seek alternative funding sources. The obligation to service debt influences the Group’s liquidity position and cash flow. Payments of interest and principal obligations affect available cash and may impact on the Group’s ability to fund operations, invest in growth initiatives, or meet other financial obligations. The debt structure may result in periodic fluctuations in cash flow requirements, especially for the next fiscal year.

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Contractual Obligations

Greentree Share Issuance

In April 2025, the Company entered into an Advisory Agreement with Greentree Financial Group, Inc. (“GFG”), as amended in August 2025, pursuant to which GFG would provide certain professional services to the Company in connection with its initial public offering. As consideration for services provided under this agreement, the Company shall pay to GFG an amount equal to US$5,000,000, such amount to be paid in the Company’s ordinary shares at the per-share price determined at the market value of such shares at the time of the initial public offering, which shares shall be issued upon and subject to the closing of the initial public offering, and shall be issued within forty-eight (48) hours of pricing of the initial public offering, or at such earlier time as the shares issued in the initial public offering are settled in accordance with transfer agent instructions issued by the Company for issuance of the shares sold in the initial public offering. The Company will cause such shares to be registered as soon as practicable following the initial public offering, subject to any restrictions contained in the Underwriting Agreement respecting the initial public offering, or otherwise to be freely tradeable in accordance with Rule 144 of the Securities Act. If the Company is unable to cause such shares to be registered or otherwise freely tradeable within eighty-nine (89) days following the initial public offering, the Company and GFG agree to adjust the amount of shares to be issued to GFG as may be necessary to result in the issuance of shares in the value of US$5,000,000 (the “True-Up Shares”). The True-Up Shares shall be based on the then applicable market value of the shares on the one hundred seventy-nineth (179th) day following the initial public offering, and the issuance of such True-Up Shares shall occur promptly thereafter, under no circumstances greater than two business days.

Off-Balance Sheet Arrangements

YGE enters into lease contracts that are recognized on the balance sheet in accordance with IFRS 16. YGE is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS Accounting Standards, may not meet the recognition criteria for liabilities on the balance sheet. See Note 14 “Commitments, Contingencies, Assets and Liabilities” to the Consolidated financial statements for more information.

Critical Accounting Policies and Significant Judgments and Estimates

The Group prepares its consolidated financial statements in accordance with IFRS, which requires the use of judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the end of each fiscal period, and the recognition of revenues and expenses during each fiscal period. These judgments and estimates are continually evaluated based on historical experience, current business conditions, and expectations regarding future developments, using information and assumptions deemed reasonable. Since the use of estimates is an integral component of the financial reporting process, actual results may differ from those estimates. Certain accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting their application, and the sensitivity of reported results to changes in conditions and assumptions should be considered when reviewing the Group’s financial statements. For further information on the Group’s critical accounting policies, see Note 2.5 to the consolidated financial statements included elsewhere in this prospectus.

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Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group generally acts as the principal in its revenue arrangements.

Revenue is recognized at the transaction price allocated to each performance obligation, which represents the consideration expected in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Under the IFRS 15 five-step model for revenue recognition, the Group evaluates each contract to identify distinct performance obligations and determines whether each obligation is satisfied over time or at a point in time.

Sale of electricity

Revenues from the sale of electricity are recognized when the performance obligation to transfer the electricity is satisfied at the point of delivery to the customer. The Group’s revenue from its business activities mostly arises from its Power Purchase Agreements (PPA) to provide electricity to local electricity authorities, EPİAŞ. The agreements are for a predetermined period and at a fixed tariff and include a single performance obligation. The Group uses the YEKDEM Price officially published, and the transmission is monitored by EPİAŞ system. Electricity not covered under the PPAs is sold at prevailing market rates.

Net revenue by category:

	For the years ended December 31
	2024	2023
	(Turkish Lira)	(Turkish Lira)

Revenues
Electricity sales	2,046,929,384	2,004,822,204
Goods sales	106,271,170	201,329,675
Other sales	36,359,292	-
Hyperinflation adjustment	455,740,475	718,500,664
Total Revenue	2,645,300,321	2,924,652,543

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that a non-financial asset may be impaired. If such indication exists, the Group estimates the asset’s recoverable amount. An asset is considered impaired when its carrying amount exceeds its recoverable amount. Impairment losses are recognized in the statements of profit or loss and other comprehensive income.

The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use, which is based on the discounted future cash flows expected to be derived from the asset, reflecting management’s expectations of future economic and operating conditions. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which is the cash-generating unit. An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or may have decreased.

Any reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

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Investment property

Investment property, defined as property held to earn rentals and/or for capital appreciation (including property under construction for such purposes), is initially measured at cost, including transaction costs. Subsequent to initial recognition, investment property is measured at fair value. Changes in fair value are recognized in profit or loss in the period in which they arise. An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected. Any resulting gain or loss arising on derecognition of the property, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in profit or loss in the year in which the property is derecognized.

Deferred income taxes

Deferred income tax is accounted for using the liability method, based on the temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred tax calculations use tax rates that are enacted or substantively enacted as of the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, whereas deferred tax assets resulting from deductible temporary differences, tax losses, or tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are presented net when there is a legally enforceable right to offset current tax receivables against current tax liabilities, and when the deferred tax assets and liabilities relate to taxes levied by the same tax authority on the same taxable entity.

Recent Accounting Pronouncements

For standards, amendments, and interpretations that are issued but not effective as of December 31, 2024 and as of the date of issuance of the accompanying consolidated financial statements, the Group continues to evaluate the potential impact of these amendments on its financial position and performance upon initial adoption. The related impact will be disclosed when the Group completes its evaluation.

The JOBS Act

As defined under Section 102(b)(1) of the JOBS Act, the Company qualifies as an emerging growth company. Accordingly, the Company is eligible for and has chosen to rely on certain exemptions and reduced reporting and disclosure requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements. For more details, see “Risk Factors — Risks Related to Ownership — We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.”

The Company will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date (b) in which total annual gross revenues equal or exceed US$1.235 billion, or (c) in which the Company is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; or (2) the date on which the Company has issued more than US$1 billion in non-convertible debt securities during the prior three-year period.

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Internal Control over Financial Reporting

Prior to the Closing of the IPO, the Company operates as a private company with limited accounting personnel to adequately execute its accounting and financial reporting processes and limited supervisory resources with which to address its internal control over financial reporting. The material weaknesses identified relates to 1) the lack of accounting staff and resources with appropriate knowledge of IFRS and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issues in accordance with IFRS and the SEC requirements and 2) inadequate implementation of accounting controls and procedures, and insufficient maintenance of supporting documentation. As a result of becoming a public company, the Company will operate in an increasingly demanding regulatory environment, which requires the Company to comply with the Sarbanes-Oxley Act, Nasdaq regulations, SEC rules and regulations, expanded disclosure and reporting requirements and more complex accounting rules. The Company’s responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to market risks in the ordinary course of business, including the effects of credit, interest rates, capital and liquidity risks. Information relating to quantitative and qualitative disclosures about these market risks is described below and in Note 30 to the consolidated financial statements included elsewhere in this prospectus.

Credit risk

Holding financial instruments involves the risk that counterparties will not be able to fulfill the terms of the agreement. The Group’s collection risk arises mainly from its trade and other receivables. Trade and other receivables are evaluated in accordance with the Group’s credit risk policies and procedures and are recognized as net of expected credit loss allowances.

The Group maintains an effective customer credit control framework. The credit risk arising from these transactions is actively monitored by management and is limited for each debtor.

Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulty in meeting its short-term obligations due to insufficient funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Liquidity risk is managed through alignment of payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations and, if necessary, bank borrowings. The management is satisfied that funds are available to finance the ongoing operations of the Group.

Interest Rate Risk

The Group is exposed to interest rate risk primarily through its borrowings. The objective of the Group’s interest rate risk management is to minimize the impact of short-term market rate fluctuations on financing costs.

As of December 31, 2024 and 2023, all material bank loans held by the Group bear fixed interest rates. Accordingly, the Group has no significant exposure to cash-flow interest rate risk.

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CORPORATE HISTORY AND STRUCTURE

Corporate History and Capital Structure

We are a Turkish joint stock company incorporated under the laws of the Republic of Türkiye on April 6, 2007 and currently have three subsidiaries: Power Upp USA, Inc., the Company’s wholly-owned North American subsidiary, incorporated on August 18, 2025 under the laws of the State of Florida; Körfez Enerji Sanayi ve Ticaret A.Ş., of which the Company owns approximately 99.87% of its equity interests; and Ort Elektrik Toptan Satış A.Ş., of which the Company owns 99% of its equity interests. The Company has been investing in landfill gas and geothermal energy projects in Türkiye for over 15 years. Its power plants supply electricity to municipalities throughout Türkiye from landfill waste sites. The Company recently commenced business operations in the United States through its North American subsidiary, Power Upp USA, Inc. The Company anticipates that its operations in North America will be a significant contributor to its future growth. The Company intends to allocate a substantial portion of the net proceeds from this offering to its North American operations. See “Use of Proceeds” and “Business – North American Operations.”

Prior to the date upon which this registration statement of which this prospectus is a part was declared effective by the SEC, our outstanding shares consisted of Group A shares and Group B ordinary shares. Holders of Group A shares and holders of Group B ordinary shares have the same rights, except for voting rights and the right to nominate members of the Board of Directors. Each holder of the Company’s Group A shares is entitled to five votes per share, and each holder of our Group B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Currently, the Founders beneficially own all of the Company’s issued Group A shares and [*]% of its issued Group B ordinary shares, representing [*]% of the voting power of all of the Company’s Group A shares and Group B ordinary shares voting together as a single class. Holders of Group A ordinary shares have the right to nominate up to half of the members of the Company’s Board of Directors, currently two of the five members of the Board of Directors. Following this offering, the Founders will [continue to] beneficially own [all of the Company’s issued Group A shares and] [*]% of its issued Group B ordinary shares, representing [*]% of the voting power of all of the Company’s Group A shares and Group B ordinary shares voting together as a single class. As a result, the Founders will be able to exercise control over all matters requiring approval by the shareholders, including approval of significant corporate transactions. The Founders’ controlling interest may discourage or prevent a change in control of the Company that other holders of our common stock may favor. See “Risk Factors — After the completion of this offering, share ownership will remain concentrated in the hands of our directors and major shareholders, who will continue to be able to exercise a direct or indirect controlling influence on us.”

As a result of the foregoing, we will be a “controlled company” under Nasdaq listing rules. Under Nasdaq listing rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company,” and such a company may elect not to comply with certain Nasdaq corporate governance requirements. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

● a majority of our Board of Directors consist of independent directors;

● our director nominees be selected or recommended solely by independent directors; and

● we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

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As a foreign private issuer, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Türkiye, with respect to appointments to our Board of Directors and committees. We intend to follow home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. We intend to comply with Nasdaq listing rules regarding the independence of the majority of our board members, and the audit committee, compensation committee, and nominating/corporate governance committee requirements. Nevertheless, we intend to follow certain home country practice, namely [(i) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present; (ii) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies; and (iii) there will not be a necessity to comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than 331∕3% of the outstanding voting stock (Turkish law generally allows a shareholders’ meeting to proceed with at least 25% of the voting shares represented, except in certain cases where a higher quorum is specifically required by law)]. See “Management —  Corporate Governance” and “Risk Factors — We are a “controlled company” within the meaning of the Nasdaq listing rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.”

The following diagram illustrates our corporate structure as of the date of this prospectus:

Corporate Structure

The chart below sets out our corporate structure as of the date of this prospectus.

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INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from [*]’s (“[*]”)’s industry report commissioned by us entitled “[*]”) unless otherwise noted. [*] has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

SUSTAINABLE GREEN ENERGY INDUSTRY

Outlook of the Energy Sector in the World

The energy sector, which serves as a cornerstone of global economic growth, is a major factor in global economic development. Global economic expansion and population growth are the key drivers of the widening gap between energy supply and demand. The supply disruptions during and after the COVID-19 pandemic (2020–2021) triggered a sharp increase in global energy prices. With continued population growth over the past two to three decades, the energy sector has expanded significantly to meet rising demand. Furthermore, current trends in electrification, industrial automation, artificial intelligence and robotics have propelled the demand well beyond current generation capacity, thus making energy a critical resource in the coming decades.

Chart: The Development of World Electricity Production Over the Years

Source: Enerdata World Energy & Climate Statics – Yearbook 2024

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Chart: The Development of World Electricity Consumption Over the Years

Source: Enerdata World Energy & Climate Statics – Yearbook 2024

As can be seen, electricity production and electricity consumption have followed a broadly linear upward trend globally. By the end of 2023, world electricity consumption reached approximately 26,500 TWh and electricity generation totaled 29,700 TWh.

Global electricity demand has maintained an upward trajectory over the past two decades. Data from Enerdata and international agencies indicate that by the end of 2024 the world consumed roughly 30,800 terawatt-hours (TWh) of electricity, while generation reached about 30,900  TWh. According to the International Energy Agency (IEA) and the Ember Climate think-tank, electricity demand in 2024 increased by approximately 4% year-over-year, adding more than 1,200 TWh of new demand—making it one of the largest annual increases on record. The drivers of this growth extend beyond population and income expansion. Electrification is accelerating in transport and heating, digitalization is stimulating construction of energy-intensive data centers, and the first green-hydrogen electrolyzers are emerging as industrial off-takers. As a result, the energy sector is becoming central to economic development but is also under intense pressure to decarbonize.

Despite strong demand growth, the composition of generation is shifting. In 2024 low-carbon sources (renewables plus nuclear) supplied just under 41% of global electricity. This share is steadily increasing. Solar power was the standout performer; it added about 474 TWh—a 29% year-on-year increase that made 2024 the sixth consecutive year of record solar growth. Wind generation grew by roughly 180 TWh, or 8%, while hydropower recovered from drought-induced lows and added another 190 TWh. Collectively, renewables (hydro, wind, solar, bioenergy and geothermal) now generate about one-third of global electricity and account for over 70% of the increase in demand. Nuclear power contributed 9% of generation in 2024 and, together with renewables, met 79% of the demand growth.

Fossil fuels remain significant but are slowly losing ground. Coal still accounts for roughly 34% of global electricity supply and natural gas around 22%. However, the fossil-fuel share slipped below 60% for the first time in 2024, and renewable growth is expected to keep pushing it downward. The transition is uneven across regions: China accounted for more than half of the global demand increase in 2024, while the United States and India each added around 100 TWh. Some emerging economies are balancing surging demand with rapid renewable deployment, whereas others still rely on coal and gas for system stability. Demand from electrified transport, data centers, industrial automation and robotics is expected to continue rising, yet energy-efficiency gains and demand-side management may temper growth.

Looking forward, international agencies project continued expansion of electricity demand and generation. Enerdata’s long-term scenarios envisage global generation reaching around 35,000 TWh by 2030 and 61,000 TWh by 2050, assuming electrification in transport and industry proceeds as planned. Achieving this will require trillions of dollars of investment in grids, storage and flexible generation. Countries that prioritize modular renewable technologies alongside dispatchable clean energy such as biogas, geothermal and energy-storage systems will be better positioned to meet rising demand while limiting carbon emissions. The outlook therefore hinges on policy support, technological innovation and infrastructure investment. Overall, the global energy sector is set for sustained growth, but its future competitiveness and sustainability will depend on the pace of the energy transition.

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Outlook of the Energy Sector in Türkiye

Türkiye’s electricity market has been transformed over the past two decades. Demand has increased nearly threefold, rising from 123.3 TWh in 2001 to 353.6 TWh in 2024, and generation reached 354.6 TWh in the same year. The relationship between gross domestic product (GDP) and electricity consumption remains tight; PwC studies show a very high correlation, with an adjusted R² of 0.97 for 2002-2022. Electricity demand grew strongly up to 2018, flattened during the 2019-2020 economic slowdown and pandemic, and rebounded sharply in 2021. The composition of economic growth also matters: manufacturing activity drives greater increases in electricity demand than in the service sector. In recent years digitalization and electric-vehicle adoption have begun to influence consumption patterns as well.

Per-capita consumption reached approximately 3.6 MWh in 2024, slightly below its 2022 level because efficiency improvements outweighed population growth. Installed capacity expanded from 109.4 GW at the end of 2023 to 120.8 GW by August 2025. Hydro remains the largest resource, but solar and wind have become increasingly important. As of mid-2025 hydro represented 26.7% of installed capacity, natural gas 20.3%, coal (both domestic lignite and imported) 18.2%, wind 11.5%, solar 19.8% and geothermal 1.4%. Private operators now own over 71% of capacity, compared with only 3% in 2002, reflecting successful market liberalization.

Fuel mix and generation trends have also shifted. In 2024 coal-fired plants provided 34.7% of Türkiye’s electricity, natural-gas-fired plants 18.9%, hydropower 21.1%, wind 10.4%, solar 8.7%, geothermal 3.1% and other sources 3.1%. Türkiye’s energy policy aims to reduce reliance on imported fossil fuels while enhancing energy security. To this end, renewables have been prioritized through feed-in tariffs and capacity auctions (see the next section). The Energy Market Regulatory Authority’s (EPDK) 2024 sector report shows that total installed capacity, including unlicensed facilities, reached 115.9 GW, of which renewable resources accounted for 59.37% (≈68.8 GW). On the generation side, renewables produced 45.7% of electricity, while imported coal (21.7%), natural gas (18.7%) and Lignite (12.1%) supplied most of the remainder. The share of renewables in licensed capacity rose from 50.9% in 2023 to 52.1% in 2024, while thermal capacity declined accordingly.

Forecasts prepared by TEİAŞ and EPDK suggest that electricity demand will continue to climb. Projections estimate consumption rising to 380.2 TWh in 2025, 455.3 TWh by 2030 and 510.5 TWh by 2035. Achieving these figures will require further grid modernization, new transmission links to integrate renewable-rich regions, and streamlined permitting for new capacity. Cross-border interconnections with Bulgaria, Greece, Georgia, and the Middle East are being upgraded to allow balancing and trade. The government also aims to position Türkiye as a regional energy hub, leveraging its geographic location between Europe and Asia and its substantial pipeline infrastructure. For investors, policy clarity and regulatory stability will be crucial. Recent reforms have strengthened the day-ahead and balancing markets administered by EPİAŞ, while liberalizing retail tariffs and encouraging competition.

Outlook of the Renewable Energy Sector

Global context

Renewables have become the principal driver of global electricity growth. In 2024 alone, solar photovoltaic generation increased by roughly 474 TWh and wind by 182 TWh, together contributing nearly three-quarters of the increase in global demand. Hydropower also rebounded, aided by improved rainfall, while bioenergy and geothermal provided consistent output. With these additions, the renewable share of global electricity generation reached approximately 33% and is expected to rise steadily as countries pursue net-zero targets and benefit from declining technology costs. Many governments are scaling up auctions for utility-scale solar and wind, expanding grid-scale battery storage and developing green-hydrogen projects to decarbonize hard-to-abate sectors. Financial institutions and large corporations are increasingly adopting renewable power purchase agreements (PPAs), signaling confidence in the long-term viability of clean energy.

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Türkiye’s renewable landscape

Türkiye has undergone a structural transformation in renewables since the Renewable Energy Resources Support Mechanism (YEKDEM) was introduced in 2010. Thanks to this system, which provides a foreign currency-denominated purchase guarantee based on resource type, investments in renewable energy facilities, whose investment costs vary in foreign currency, have increased. Specifically, YEKDEM offers a ten-year US-dollar-denominated feed-in tariff tailored to resource type, enabling predictable revenues for investors and mitigating currency risk. As a result, the share of renewable capacity increased from 3% in 2002 to over 54% of installed capacity by the end of 2024. Non-hydro renewables—primarily wind and solar—have grown particularly quickly, accounting for 24.3% of capacity.

Biomass, including landfill gas and biogas, occupies a unique niche in Türkiye’s portfolio. The 2024 EPDK sector report notes that renewable electricity generation represented about 45.7% of total output, with biomass contributing around 3%. Landfill-gas plants are notable for their high capacity factors: YGE reports that its facilities operate at around 95% capacity, exceeding geothermal (≈75%) and biomass (≈65%) averages. Under YEKDEM, electricity generated from landfill gas is remunerated at a fixed tariff of 0.133 USD per kWh, payable for ten years. This rate compares favorably with Türkiye’s market clearing price, which has fluctuated between 0.10 and .20 USD /kWh in recent years, providing investors with a premium and protecting against volatility. Additional bonuses are available for domestically manufactured equipment, creating incentives for local supply-chain development.

We anticipate that Türkiye’s next phase of renewable expansion will emphasize hybrid and storage-integrated projects. The authorities have introduced regulations allowing wind and solar plants to co-locate battery systems, which reduces curtailment and improves grid stability. As of 2025 more than 33 GW of battery-integrated wind and solar projects are reportedly in the pre-license stage, signaling robust interest from developers. Policy reforms have also shifted procurement from fixed feed-in tariffs toward auctions, as evidenced by the Renewable Energy Resource Area (YEKA) tenders that award long-term contracts based on competitive bidding. Nonetheless, YEKDEM continues to underpin biogas and select geothermal projects, ensuring diversification within the renewable mix.

Outlook and strategic implications

Looking ahead, Türkiye expects renewable capacity to exceed 90 GW by 2030, with solar and wind jointly reaching about 60 GW—up from roughly 38 GW in 2025—and non-hydro renewables expected to comprise the majority of incremental capacity. Achieving these targets will require timely grid reinforcement, particularly in the Mediterranean and Aegean regions where solar and wind resources are abundant but transmission capacity is limited. Further regulatory clarity on storage integration and ancillary-service markets will be essential for accommodating higher shares of variable generation. Biogas and geothermal plants will play a strategic role by providing dispatchable, low-carbon baseload power and stabilizing the system during periods of low wind or solar output.

The renewable energy outlook reinforces the opportunity in Türkiye’s energy transition. Demand growth is robust, policy incentives are well established, and the generation mix is shifting toward low-carbon resources. Companies that can deliver scalable, efficient and dispatchable renewable capacity—particularly in underrepresented segments such as biogas—are well positioned to capture market share and contribute to national decarbonization goals. Continued engagement with regulatory agencies and proactive management of project timelines will remain critical to realizing the sector’s potential.

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BUSINESS

Overview

Yeşil Global Enerji A.Ş. (“the Company” or “YGE”) is a leading private-sector operator in the waste-to-energy segment, transforming urban landfill emissions into utility-grade renewable power. YGE develops and operates power generation assets in Türkiye that convert municipal solid waste into clean, grid-stable electricity—leveraging landfill gas, biogas, and geothermal technologies.

The Company currently operates six LFG power plants and one waste facility across Türkiye, including the Avcıkoru facility, which is the largest waste-to-energy LFG power plant in Türkiye by production volume. These sites are designed to capture and convert methane, carbon dioxide, and other landfill by-products into baseload electricity, mitigating greenhouse gas emissions while supplying power to the national grid and industrial customers. Strategically located in high-density urban centers, including İstanbul, Europe’s most populous city, which produces over 17,000 metric tons of municipal solid waste daily, YGE ensures consistent access to high-volume, high-organic-content feedstock with favorable methane yield characteristics.

Electricity generated by YGE is sold under FX-linked tariff structures, primarily through agreements with regional distribution companies. Approximately 90% of the Company’s production qualifies for USD-denominated revenue under YEKDEM, reinforcing financial resilience and cash flow predictability.

YGE’s embedded MRV capabilities support the generation and monetization of verified carbon credits, positioning the Company to align with emerging EU-aligned compliance frameworks. Its waste-to-energy model offers a scalable, economically viable solution to Türkiye’s growing demand for sustainable waste management and renewable power generation.

The Company’s long-tenured technical team and internal maintenance operations support execution certainty, disciplined uptime management, and cost control across its portfolio. These operational strengths, combined with multi-platform fluency and regulatory integration, enable YGE to deliver resilient energy solutions at scale.

Building on its success in Türkiye, the Company is expanding its presence into the United States with planned natural gas initiatives as well as evaluating strategic investments in additional landfill gas and geothermal projects in Türkiye. These efforts reflect the Company’s broader mission to deliver clean, utility-grade energy solutions that support environmental preservation, energy diversification, and long-term stakeholder value.

Our Mission

“LEADERS IN GREEN ENERGY TRANSITION TO DATA CENTER CIRCULAR ECONOMY”

YGE’s mission is to create innovative, safe, sustainable and renewable energy solutions for the 21st century in Türkiye and abroad. The Company will continue to expand its Landfill-gas (“LFG”), Biogas, and Geothermal operations in Türkiye and develop its tech stack in green energy transition and carbon capture while vertically integrating data center operations in certain markets such as the U.S.

Our Business Operations

Renewable Energy

YGE has dedicated resources over the years to develop sustainable solutions for the global waste challenge. Working with the principle of zero-waste, the Company has developed thermal disposal technologies that convert the entire municipal waste into energy. Similarly, the Company has also started developing geothermal projects in recent years. YGE has become an experienced operator in sustainable green energy transition and renewable energy projects with its expert staff and close to twenty years of sector experience.

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Specifically, YGE designs, finances, constructs, and operates methane-to-electricity power plants excelling in integrated and sustainable energy production:

●	Concept to operation, integrated power-plant delivery
●	Advanced biogas management and energy conversion
●	Innovative financing and long-term power purchasing agreements (“PPAs”)
●	Maximizing environmental and economic value
●	Renewable energy production
●	CO2 sequestration and carbon credits

The Company operates several renewable energy projects in Türkiye, including:

Landfill Gas-to-Energy (LFG): YGE mitigates methane gas emissions by converting landfill gas into energy, effectively utilizing renewable energy sources. With the technology and processes applied in its power plants, the Company exhibits an environmentally friendly approach by eliminating waste and converting it into energy. YGE operates six (6) LFG power plants in Türkiye: Kömürcüoda, Solaklar, Dilovası, Kalyoncu, Odayeri, and Avcıkoru. These facilities support the Company’s goals of sustainable energy production and clean energy provision.

The Company generates electricity from landfill gas (methane) at Odayeri/Kemerburgaz site in Eyüp district of İstanbul and Kömürcüoda site in Şile district of İstanbul. The landfills on the Anatolian and European sides are operated by İstanbul Çevre Koruma ve Atık Maddeleri Değerlendirme Sanayi ve Ticaret A.Ş. (“İSTAÇ”), a commercial enterprise of İstanbul Metropolitan Municipality. Due to the completion of waste supply, operations at the Odayeri facility have ceased and operations at the Kömürcüoda facility continue. Pursuant to the contract signed with İSTAÇ, the relevant administration receives a 40% share of the revenue generated from electricity generation activities.

Körfez Enerji Sanayi ve Ticaret A.Ş. (Körfez Enerji), a subsidiary of the Company, generates electricity from landfill gas (methane) at the landfills operated by İzmit Atık ve Artıkları Arıtma Yakma ve Değerlendirme A. Ş. (“İZAYD”) at Solaklar and Dilovası/Kocaeli in Kocaeli province and at the landfills operated by İSTAÇ at Kalyoncu Sırtı/Kemerburgaz in Eyüp district of İstanbul and at Avcıkoru in Şile district of İstanbul. Pursuant to the contract with İSTAÇ, 40% of the revenue generated from electricity generation activities are allocated to the relevant administration. Pursuant to the contract with İZAYDAŞ, 11.1% of the income is allocated to the relevant administration from the income generated from electricity generation activities.

Refuse collection and storage is carried out by İSTAÇ and İZAYDAŞ at all facilities, and the landfills are delivered to the Company and its subsidiary Körfez Enerji for energy generation. The Company and its subsidiary, Körfez Enerji, collect landfill gas at the delivered sites through vertical and horizontal wells and perimeter lines and produce energy by burning this gas in gas engine power generators (“Gensets”) with a generation capacity of 1.4 MW per Genset. The Company and its subsidiary, Körfez Enerji, have a total of 65 Gensets at their facilities. Körfez Enerji has an energy generation capacity of 2.8 MWe per unit with the heat generated from the flue gas of the Gensets with three Organic Rankine Cycle (“ORC”) systems which convert low-temperature waste heat or renewable energy into electricity using an organic fluid with a low boiling point instead of water. The ORC system has been commissioned at the Kalyoncu facility, one of the two ORC units at the Avcıkoru facility has been commissioned in July 2024 and the second unit is planned to be commissioned in February 2026. Since 2018, following the construction and commissioning of the new İstanbul Airport in İstanbul, no new domestic waste has been accepted, and no new waste is stored at the IBB Landfill Site in Kemerburgaz. At the site where Kalyoncu Refuse Biogas Plant is actively operating, it is expected that there will be a decrease in production in the coming periods due to the lack of new storage activities and such decline in production is expected to continue until the end of the license period.

Thermal Disposal: The Solaklar Thermal Disposal and Energy Generation Facility in Kocaeli, developed by the Company’s subsidiary Körfez Enerji under a 20-year contract signed with İZAYDAŞ on November 5, 2021, is currently under construction and scheduled for commissioning in the first half of 2026. The facility has received a preliminary license from the EMRA for 41.32 MWe and is designed to process up to 2,000 tons of domestic waste per day. Within the facility, approximately 1,000 tons of Refuse Derived Fuel (“RDF”) will be produced daily. A portion of the RDF will be sold to cement factories under long-term supply agreements, while the remainder will be converted into synthetic gas via pyrolysis and gasification technologies for onsite electricity generation. These operations will complement existing landfill gas-to-energy activities at the site, enabling multi-stream recovery and maximizing energy yield per ton of waste. The Solaklar facility represents the Company’s first large-scale thermal waste-to-energy asset and contributes to Türkiye’s renewable energy mix by reducing landfill reliance, improving environmental outcomes, and supporting circular economy principles. The project also aligns with national zero-waste targets and EU-linked decarbonization frameworks. All investments to date—totaling TRY 277.5 million—have been fully financed through equity capital, underscoring the Company’s commitment to disciplined capital deployment and long-term infrastructure resilience. Engineering, procurement, and construction activities are progressing in line with the commissioning schedule, and the facility is expected to generate verified carbon credits upon operational launch.

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By generating electricity from landfill gas in its power plants, the Company both protects the environment and contributes to Türkiye’s energy needs. YGE and its subsidiaries currently operate landfill gas power plants with a total licensed capacity of 132.06 MWe and an installed capacity of 125.86 MWe, sufficient to meet the energy needs of thousands of households every year. In addition, our subsidiary, Körfez Enerji, holds a pre-license for domestic waste thermal disposal and energy generation with a capacity of 41.32 MWe. The Company is planning new investments to increase its capacity. We have conducted feasibility studies for the purchase of SPP facilities that are currently operating in Balkan countries.

Our Strategies

We intend to strengthen our market position in the renewable energy industry and grow our business by pursuing the following strategies:

●	Focus on developing high-impact technologies that yield operating efficiencies that improve both top-line and bottom-line results
●	Lead with best-in-class operating processes and equipment to provide quality renewable energy and data center solutions
●	Conduct R&D into new sustainable energy solutions to unlock economic value from alternative renewable resources.
●	Implement effective resources management to improve operational efficiency and boost core competencies.
●	Expand into new geographical markets with natural resources and attractive business incentives as well as a favorable operating environment.
●	Pursue mergers, acquisitions, joint ventures and strategic alliances to expand our business as strategic opportunities arise.

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Sustainability

Sustainability is embedded at the core of our operating principles. Our LFG operations that transition hazardous gases stored in landfills into clean energy are part of the solution for climate, turning environmental liabilities into valuable, sustainable assets with a multitude of benefits:

●	Reduces Greenhouse Gas Emissions: Capturing and using methane – which is over 25 times more potent than CO₂ - helps prevent its direct escape into the atmosphere, significantly mitigating climate change impacts.
●	Reduced Risk of Contaminant Migration: LFG capture is a key element of improved landfill management and reduces formation of leachate containing ammonia and other pollutants that can threaten surrounding habitats, aquatic systems, and biodiversity.
●	Improves Local Air Quality: Capturing landfill gas lowers emissions of volatile organic compounds and odorous pollutants, delivering improved air quality and health outcomes in nearby communities.
●	Promotes Circular Resource Use: Transforms a waste byproduct into a valuable, reliable, and renewable energy source, advancing the circular economy and resource efficiency.
●	Supports Waste Management: Landfill gas-to-energy projects incentivize responsible landfill management and align with modern sustainability regulations.
●	Enhances Energy Security: Provides communities and grids with diversified, local energy supply, increasing resilience against price and supply volatility.
●	Enables Economic Benefits: Generates jobs and revenue through system installation, operations, and energy sales, while offering potential financial incentives and reducing compliance costs for landfill operators.

Conversely, natural gas production at oil fields and its utilization to generate electricity for data centers offers the following sustainability advantages:

●	Emissions Reduction: Using natural gas for electricity generates about 50-60% less CO₂ than alternatives and significantly cuts particulate and sulfur emissions, making it a lower-carbon, cleaner-burning alternative for rising data center energy needs.
●	Utilization of Stranded or Flared Gas: On-site electricity generation can monetize “stranded” gas that would otherwise be flared (burned off), reducing waste and the direct release of methane, a potent greenhouse gas, into the atmosphere.
●	Grid Stability and Decarbonization Bridge: Natural gas provides reliable, dispatchable power for data centers, bridging the gap between current grid limitations and intermittent clean energy sources, helping to support grid stability.
●	Enabling Repurposing of Existing Infrastructure: Oil field infrastructure (pipelines, generators) can be repurposed for producing and delivering lower-emission electricity, improving overall resource efficiency and contributing to the circular use of energy assets.

Transitioning natural gas produced at oil fields into electricity to power data centers advances sustainability by reducing flaring, utilizing lower-carbon energy, improving air quality, and supporting renewables. YGE enhances this process with its proprietary thermoelectric generators, featuring purpose-designed built-in electric turbine alternators, which capture thermal energy at every step of our power plant operations, substantially reducing heat and CO2 emissions, and generating additional power capacity, thereby maximizing the climate benefits.

In summary, converting methane gas (CH₄) - extracted from landfills or oil fields - into electricity delivers major sustainability benefits, resulting in economic rewards for both YGE and the communities we serve.

Trade Operations

Electricity Wholesale

The Company conducts wholesale electricity operations through the sale of power generated by its renewable energy facilities located across Türkiye. These operations are conducted on Türkiye’s organized electricity markets operated by EPİAŞ, the national market operator responsible for managing Türkiye’s Day-Ahead Market, Intraday Market, and YEKDEM.

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The Company’s facilities are registered under YEKDEM, Türkiye’s Renewable Energy Support Scheme established pursuant to Law No. 5346 on the Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy. Facilities registered under YEKDEM benefit from fixed-price purchase guarantees and other incentives designed to encourage investment in renewable generation and energy security. This registration under YEKDEM entitles the Company’s landfill gas power plants to sell electricity at a guaranteed tariff of 0.133 USD per kilowatt-hour (“kWh”) for a period of ten years. The U.S. dollar-denominated tariff provides a significant commercial advantage by mitigating exposure to inflation and foreign exchange volatility in Türkiye. As a result, the Company’s revenue base from its Turkish operations benefits from enhanced stability and predictability, enabling reinvestment into growth initiatives and diversification of its energy portfolio.

Electricity sales are executed through EPİAŞ’s centralized trading platform in accordance with the DUY. By 12.30 PM on each day, the Company submits electricity generation forecasts and sales offers, for the following day, to the Day-Ahead Market. The EPİAŞ platform aggregates these offers to generate hourly supply and demand curves, and determines the Market Clearing Price for each hour based on the intersection of these curves. To manage short-term deviations in generation or consumption, YGE also participates in the Intraday Market for trading electricity up to two hours before delivery on the same day. This mechanism allows the Company to balance real-time fluctuations and reduce imbalance costs.

EPİAŞ also operates an Advance Settlement System to manage daily cash positions arising from market transactions. Based on Day-Ahead and Intraday Market activity, EPİAŞ calculates each participant’s net debt or credit position. Entities with debt obligations must deposit the required funds by 11:00 AM the following business day, while credit positions — as is consistently the case for the Company — receive advance payments. These transactions are reconciled during the final monthly settlement process, EPİAŞ’s Reconciliation Statement, which consolidates all market activity, including Day-Ahead and Intraday Market transactions, imbalance charges, YEKDEM-related payments, and Balancing Power Market operations.

Through active participation in the Day-Ahead and Intraday Markets, the Company maintains flexibility in managing its generation output while optimizing pricing and operational efficiency. In addition, participation in the Renewable Energy Support Mechanism provides an additional layer of revenue assurance, strengthening the financial sustainability of the Company’s renewable operations.

To ensure grid integration and compliance with national transmission protocols, the Company and its subsidiaries enter into Distribution System Connection Agreements and Distribution System Utilization Agreements with regional electricity distribution companies within the framework of the Electricity Market Connection and System Utilization Regulation. These agreements technically and commercially determine the use of national energy transmission infrastructure for the generation of electrical energy within the framework of the required legislation. These agreements, which ensure that the energy generated by the facilities reaches the final consumer, are a standard type of agreement determined by EMRA, and agreements are signed with the distribution companies responsible for the regions where the facilities are located.

Within the framework of the Electricity Generation and Electricity Storage Facilities Acceptance Regulation for the purpose of opening licensed electricity generation facilities for commercial operation, acceptance procedures are carried out in the facilities with the participation of the committee formed by the Republic of Türkiye Ministry of Energy and Natural Resources. The commissioning and commercial operation of the machinery and equipment depends on these acceptance procedures. Depending on the completion status of the investments in the facilities, more than one acceptance can be made, with a minimum of one.

The Company’s power generation assets across Türkiye collectively contribute to national clean energy goals while positioning the Company as a reliable producer and supplier of renewable electricity. By maintaining long-term fixed-price contracts and participating in Türkiye’s regulated market framework, the Company’s wholesale electricity operations provide a stable and USD exchange-indexed, inflation-hedged income stream. This foundation supports the Company’s broader strategy of expanding its energy production footprint, investing in innovative renewable technologies, and developing complementary projects in other jurisdictions, including the United States.

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Carbon Credit Rights

The Company uses renewable energy sources to generate electricity. Accordingly, Accordingly, the Company does not emit greenhouse gases into the atmosphere and at the same time carries out an environmentalist activity that directly contributes positively to the atmosphere by disposing of landfill gas. The resulting emissions reductions—measured in tons of CO₂ or methane equivalent—are certified and approved for trade in the voluntary carbon market. There are approximately 75 marketplaces where buyers and sellers set prices. Current market size is ~US$1.4 billion; projected to grow to US$35 billion per MSCI. YGE generates approximately 2 million tons of ‘Gold Standard-certified’ carbon credits annually.

Carbon credits have gained significant value with the United States’ ratification of the Paris Climate Agreement in 2021 and the implementation of the border carbon tax system that came into effect in 2023.

The Company receives carbon credits (certificates) from organizations such as Gold Standard and VCS for these activities. YGE trades these certificates through broker organizations, generating additional income for the Company.

Due to global economic contraction and geopolitical trade tensions, green initiatives may be shelved, and the commitments made in the Paris Climate Agreement may be revised or withdrawn. In such a case, there may be a decrease in the demand for carbon credits, and the prices may fall sharply.

Information on the international accredited organizations where the carbon credit processes of the Company and its subsidiaries are carried out is presented below.

Manufacturing Company or Subsidiary	Production Facility	Organizations where processes are carried out	Project ID
Yeşil Global Enerji	Odayeri LFG Power Plant	The Gold Standard Foundation	GS 707
Yeşil Global Enerji	Kömürcüoda LFG Power Plant	The Gold Standard Foundation	GS 707
Körfez Enerji	Kocaeli LFG Power Plant	The Gold Standard Foundation	GS 1013
Körfez Enerji	Kalyoncu LFG Power Plant	Verra, VCS (Verified Carbon Standard)	VCS 3827
Körfez Enerji	Avcıkoru LFG Power Plant	Verra, VCS (Verified Carbon Standard)	VCS 3997

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*Prices as of May 10th, 2025

Carbon credits are verified through a process referred to as a “monitoring period,” which consists of intervals of three consecutive calendar years and are liquidated within the following two years upon the completion of the review and certification process, resulting in revenue recognition in three-year blocks for any given power plant. For example: the years 2019, 2020, and 2021 constitute one monitoring period. After the monitoring period is completed (in this example, as of the year 2021), the crediting process begins based on the realized data. This process typically takes one year. Therefore, the carbon credits related to the years 2019, 2020, and 2021 become ready for sale as of the year 2023 (the year 2022 is considered part of the verification and certification process). For this reason, instead of recording income separately for each of these three years, the related revenues will be recognized collectively in the year 2023. Similarly, the revenues related to the next monitoring period, which includes the years 2022, 2023, and 2024, are expected to be recognized in the year 2026.

R&D Operations

Our R&D efforts are focused on developing a vertically integrated Power Plant & Data Center ecosystem that unifies next-generation energy generation technologies with high-performance computing infrastructure for cryptocurrency, HPC and AI workloads. This initiative positions us as a diversified energy and technology enterprise capable of generating, managing, and monetizing power in innovative, scalable ways. Specifically, our R&D efforts are focused on the following:

●	Power Generation Innovation – Our energy division is advancing proprietary thermo-electric generator (TEG) and electric gen-set systems centered on a disc-based alternator and turbine design. This configuration aims to achieve superior power density, reduced rotational drag, and higher efficiency across a broad RPM range. Integrated thermal recovery systems enable co-generation, capturing waste heat for auxiliary electricity generation and cooling, similar to combined heat and power (CHP) microgrid models with efficiency rates exceeding 75–80%. These compact, modular power systems are designed for both behind-the-meter and off-grid use, reducing reliance on utility infrastructure and enabling distributed deployment via microgrids.

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●	Micro-Modular Data Center Integration — Complementing the energy generation component, R&D efforts target the design and deployment of micro-modular data centers housed in 20-foot and 40-foot Conex-style containers. These units integrate power generation, liquid-cooling, and data infrastructure into a single, modular system. The architecture supports rapid deployment, scalability, and autonomous operation, a design approach increasingly used to collocate computing capacity directly with off-grid power generation assets, minimizing transmission losses and development timelines from 18–24 months to nearly half that duration.

●	ASIC Mining and High-Density Computing Optimization — The Company’s current R&D efforts around computational infrastructure leverages SHA-256 ASIC miners such as the S19 K Pro and S19 Hydro models, engineered for high energy efficiency under dense load conditions. The integration of innovative and high-efficacy oil-cooling and waste-heat recapture maximizes uptime while supporting circular heat reuse within the system. This aligns with emerging “Bring Your Own Power” (BYOP) strategies where data centers generate and regulate their own energy while participating in grid demand-response and arbitrage programs. The Company is also evaluating potential asset classes, treasury and allocation frameworks, crypto wallets, associated cybersecurity, and risk management policies to bank part of the cryptocurrencies as a result of our crypto mining efforts.

●	Vertically Integrated Strategy — R&D focuses on unifying energy generation, modular data center infrastructure, and digital asset and high-performance computing under a single vertically integrated framework. By combining

●	Proprietary turbine and alternator-based power units,
●	Thermo-electric co-generation subsystems,
●	Micro-modular containerized data centers, and
●	Mining-scale computing clusters and HPC colocation services, the company achieves independence across the full energy value chain from power production to digital asset monetization.

This model yields flexibility to deploy in energy-constrained zones, repurpose stranded gas or underutilized generation capacity, and hedge power price volatility through revenue diversification into computing and blockchain operations.

The Company’s integrated R&D strategy not only enhances operational resilience and sustainability but also establishes the foundation for a new asset class where energy, data, and computation converge as a unified growth platform.

North American Operations

YGE has recently commenced business operations in the United States through its North American subsidiary, Power Upp USA, Inc. headquartered in Fort Lauderdale, FL as of August 18, 2025. YGE plans to engage in the exploration, development, and production of oil and natural gas properties located in the United States and deploy innovative sustainable net-zero green energy conversion solutions, including natural gas to electricity transition power plants, and the establishment of data centers capable of supporting cryptocurrency operations, high-powered compute HPC, and AI technologies. We anticipate that our operations in North America will be a significant contributor to our future growth.

As part of YGE’s strategic plan for future growth, through our U.S. subsidiary Power Upp USA, Inc., we have:

●	Entered the U.S. market with the intent to form strategic partnerships, asset acquisitions, and direct investments in Oil & Gas companies with breakthrough scalable operational and environmental engineering technologies
●	Established headquarters for Power Upp USA, Inc. in Fort Lauderdale, Florida with an experienced North American executive team.
●	Entered into a Letter of Intent on September 4, 2025 to acquire 65% of Permian Energy, LLC. which has certain proprietary enhanced oil and gas recovery technologies and processes.
●	Formed an oil and gas exploration entity, Power Upp Midland 1, LLC in the State of Texas on September 4, 2025 wholly owned by Power Upp USA, Inc. and engaged management and operations personnel in Midland, Texas.

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Power Upp Midland 1, LLC:

●	Obtained P-5 Oil & Gas organization status for Power Upp Midland 1, LLC with the Railroad Commission of Texas on October 23, 2025.
●	Signed a Purchase & Sale Agreement acquiring certain proven oil and gas production assets of an oil and gas producer in Gaines County, Texas on November 4, 2025 at a sum of US$250,000. The assets include oil and gas wellbores, both actively producing and temporarily shut-in, leaseholds, mineral and hydrocarbon interests, surface equipment, processing facilities, field gathering pipelines, rights of way, surface rights, easements and other implied rights and appurtenances associated with oil and gas leaseholds and production.
●	Plans to start implementing leasehold upgrades at the oil and gas wells in November 2025 and shall (i) start producing oil and gas in December 2025, and (ii) start deploying power plant and data center infrastructure starting in the January and February 2026 timeframe. We expect these upgrades and necessary maintenance efforts to bring all temporarily shut-in wells back to production status to cost approximately US$150,000.

The U.S. and Canada have over 1.2 million active oil drilling wells, owned by hundreds of companies. Operating 91% of those wells, independent oil producers account for 83% of America’s oil and 90% of America’s natural gas production.

Many small operators lack the resources to capture, treat, and sell methane gas released during oil extraction, resulting in wasted energy and underutilized resources. YGE will strategically acquire oil fields and rights where gas is being flared or capped, or where production has been inhibited or even halted due to market conditions.

YGE aims to harness the stranded, flared or underutilized natural gas resources in the United States to power HPC & AI data centers and cryptocurrency mining operations by acquiring and optimizing oil fields. We believe this innovative approach will generate incremental value for every dollar produced from oil sales, unlocking significant profitability.

YGE’s model also qualifies for carbon credits by capturing and utilizing methane that would otherwise be flared or released into the atmosphere. The company will utilize CCS technology to store captured CO2 back in oil wells, enhancing oil recovery and permanently sequestering CO2. These carbon credits can be sold on global carbon markets, providing an additional revenue stream and enhancing the financial viability of YGE’s oil field acquisitions and data center operations while enabling a circular economy model harnessing natural resources, eliminating waste, recycling and regenerating nature, energizing micro modular data centers for crypto mining and HPC/AI use-cases, and unlocking substantial long-term economic growth and value in the process. Furthermore, YGE has a number of proprietary technologies such as hydraulic gas compression technology for enhanced oil and gas recovery at a low cost; thermoelectric generation technology -with proprietary electric turbine alternators, harvesting heat from oil wells, generator engine blocks, HPC or ASIC miner chip-sets and converting it into additional electricity capacity; firmware upgrades increasing the hash-rates on ASIC miners. These cutting-edge technologies enable YGE to increase production efficiency, reduce operational costs, and maximize returns on its oil & gas and data center assets.

Crypto Mining and Treasury Reserve Strategy

The Company is developing a cryptocurrency mining and digital asset treasury strategy designed to leverage its oil and natural gas operations to power its existing cryptocurrency mining computers. By utilizing the natural gas resources acquired as part of its U.S. energy expansion, the Company intends to establish a low-cost and reliable energy supply to support its mining activities. We believe this integration of energy production and cryptocurrency operations will provide the Company with a strategic advantage by mitigating one of the principal costs associated with mining, electricity, while supporting its broader energy diversification objectives.

Management believes that the integration of its energy assets with cryptocurrency mining operations may enhance the Company’s overall value proposition. In particular, the current global energy shortages and increasing demand for secure and cost-efficient power sources underscore the importance of reliable, self-supplied energy for high-intensity computing operations such as cryptocurrency mining. By using its planned energy capabilities to supply power to its mining operations, the Company seeks to establish a sustainable and strategically aligned digital asset platform that complements its existing renewable and clean energy initiatives.

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While the Company has initiated this strategy, it is not yet fully operational, and no investments outside of its U.S. energy expansion with the acquisition of its first oil and gas leaseholds in Gaines County, Texas and procurement of crypto mining computers have been made to date. The Company plans to begin evaluating potential asset classes, allocation frameworks, and risk management policies, subject to further board review and regulatory compliance. As the strategy progresses and becomes material, updated disclosures will be provided.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Strong Position in the Waste-To-Energy Sector – YGE was the first company in Türkiye to generate electricity from landfill gas, entering the sector in 2007 through a landmark agreement with municipal authorities. This early-mover advantage secured long-term access to high-volume landfill zones in İstanbul, Europe’s most populous city, which produces over 17,000 metric tons of municipal solid waste daily. While the market has evolved, private sector entry into İstanbul remains highly constrained due to the capital intensity of waste-to-energy infrastructure, complex permitting requirements, and limited access to municipally controlled feedstock. Our established presence, operational scale, and regulatory integration position us as the leading private-sector contributor to İstanbul’s waste-to-energy ecosystem, with feedstock security and logistical efficiency that remain difficult to replicate.

Experience Across Multiple Renewable Energy Power Plants – With nearly two decades of operational history, YGE has built a robust track record in the development, construction, and management of renewable energy assets across landfill gas, biogas, and geothermal technologies. Unlike single-technology operators, YGE’s platform is engineered for scalability across feedstock types, permitting regimes, and market structures. This flexibility enables the Company to originate and deliver technically complex projects in both mature and emerging energy markets.

Strong Local Presence and Partnerships – YGE has operated continuously in Türkiye’s renewable energy sector since 2007, building deep familiarity with national licensing regimes, municipal infrastructure frameworks, and energy market protocols. This institutional continuity enables the Company to navigate complex permitting processes, secure access to municipally allocated landfill zones, and maintain compliance across multiple sites and technologies. Our operational fluency with EMRA licensing and EPİAŞ production protocols supports efficient execution and long-term regulatory alignment. In a sector where regulatory complexity and feedstock logistics often constrain new entrants, our embedded position and execution discipline provide a durable advantage.

Experienced Management Team – Our management team and key technical personnel bring more than a decade of continuous service and sector-specific expertise, with many having over 10 years of direct experience within the Company. This institutional continuity supports execution certainty across technically complex energy projects, including landfill gas, geothermal development, and carbon monetization. The team’s track record includes successful delivery of multi-site landfill gas facilities, geothermal licensing and pipeline advancement, and strategic planning for international expansion. Their long-term tenure reflects not only technical capability, but also deep familiarity with EMRA, EPİAŞ, and municipal frameworks. This combination of operational depth, regulatory fluency, and internal cohesion enables YGE to scale efficiently while maintaining disciplined project delivery, stakeholder alignment, and industrial-grade performance.

High YEKDEM Penetration and USD-Denominated Revenue Stability – YGE benefits from YEKDEM, which guarantees a fixed tariff of 0.133 USD/kWh for landfill gas power plants over a 10-year period. As of the date of this prospectus, approximately 90% of the Company’s total electricity production qualifies for USD-denominated revenue under YEKDEM. While YEKDEM is available to qualifying producers, YGE’s high portfolio penetration and early alignment with the program provide a differentiated advantage. The Company’s USD-linked tariff structure offers a natural hedge against exchange rate volatility and enhances cash flow predictability. In a sector where local-currency exposure often constrains growth, YGE’s YEKDEM-backed portfolio reinforces financial resilience.

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Operational Structure – The Company’s operations are strategically located in İstanbul and Kocaeli, Türkiye’s two most densely populated provinces, ensuring consistent access to high-volume municipal solid waste. This urban adjacency supports long-term feedstock security, logistical efficiency, and uninterrupted operations across the Company’s landfill gas portfolio. In addition to high-volume access, YGE benefits from the relatively high organic content and consistent composition of municipal solid waste sourced from İstanbul and Kocaeli. These urban centers maintain structured waste collection and landfill management practices, resulting in feedstock with favorable biodegradability and methane yield characteristics. This quality advantage enhances gas recovery efficiency, supports stable baseload output, and reduces operational variability across the Company’s landfill gas portfolio. Whereas many operators depend on smaller municipalities or seasonal feedstock flows, YGE’s geographic positioning enables stable waste capture from Türkiye’s largest urban centers. This structural advantage is compounded by superior asset performance: while EMRA recognizes an 85% capacity factor for biomass-type power plants, YGE’s facilities average over 95%, reflecting disciplined uptime management, process efficiency, and optimized asset utilization. In a sector where feedstock variability and operational downtime often constrain performance, YGE’s urban infrastructure integration and multi-site maturity provide a durable edge in baseload reliability and energy yield.

Baseload Reliability and Operational Stability – Unlike intermittent renewables such as solar and wind, which fluctuate with weather and seasonality, our landfill gas operations deliver consistent, dispatchable baseload power. This reliability enhances grid stability and supports Türkiye’s energy transition by complementing variable sources with predictable energy delivery. In a sector where feedstock variability, technical constraints, and grid bottlenecks often limit performance, our utility-grade reliability and urban adjacency provide a durable edge in energy yield and investor confidence.

Embedded MRV Readiness for Carbon Monetization – Our landfill gas operations are engineered for traceable feedstock flows, continuous monitoring, and site-level reporting, which are key prerequisites for MRV under Verra, Gold Standard, and emerging compliance frameworks. These embedded capabilities support the Company’s ability to issue verified carbon credits and participate in voluntary and regulated offset markets. Our infrastructure enables real-time performance tracking, emissions accounting, and transparent audit trails. This readiness positions the Company to align with EU-linked carbon border adjustment mechanisms, accelerate credit registration, and monetize avoided emissions through internationally recognized standards. In a sector where MRV compliance often requires retrofitting or third-party intervention, YGE’s built-in data architecture and operational discipline provide a first-mover advantage in carbon monetization and regulatory alignment.

Maintenance Efficiency and Operational Resilience – We have established an in-house maintenance team composed of experienced technical personnel, enabling faster turnaround times and reduced labor costs across our landfill gas portfolio. This internal capability minimizes reliance on third-party contractors and supports disciplined uptime management. To further enhance operational resilience, YGE conducts R&D and localized production of alternative spare parts for critical systems. This flexibility in spare part sourcing reduces lead times, mitigates supply chain risk, and ensures continuity across maintenance cycles. These capabilities differentiate YGE from competitors that often experience longer downtimes, higher maintenance costs, or limited control over spare part logistics.

Our Challenges

Price Uncertainty After YEKDEM Incentive Period – The Company does not and will not have any purchase guarantee for the power plants once their YEKDEM incentive period has expired. Facilities whose YEKDEM incentive has expired are obliged to sell in the free market through bilateral agreements and/or Market Clearing Price (PTF)-based sales through EPİAŞ. This creates price uncertainty after the YEKDEM incentive and complicates forward-looking revenue projections and financial modeling.

Limited Supply of Qualified Personnel – Within the framework of the Company’s activities, the technical competence of personnel is important. Since the sector is a niche sector, there are difficulties in recruiting personnel with the necessary qualifications in the required roles. This creates a disadvantage in acquiring and retaining key technical personnel.

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Access to Capital and/or Financing – Oil and Gas exploration, power plants, and data center operations are capital intensive business lines and securing such capital for any one or all of these business lines may prove challenging due to cyclical conditions within the equity capital and debt financing markets.

Investments

While the Company continues its investments in electricity production from landfill gas with its new power plants under development, as well as across its current power plants, the Company is rapidly progressing in its geothermal power plant investments that it started as part of our broader renewable energy platform.

The Company is making additional investments in its established facilities to enhance sustainability and improve clean energy production efficiency. Its ORC units, which have been commissioned to recover and convert waste heat into electricity, continue their production 24/7. The Company’s R&D work to address the global waste problem, which the Company believes is one of the most important issues for a sustainable world, has resulted in the creation and commissioning of the Company’s Zero Waste Thermal Disposal Facilities.

While expanding its portfolio in Electricity and Carbon Credit trade, the Company has also started to take serious steps in natural gas trade, including entry into the U.S. market where the intention is to produce and purchase natural gas and transition it to green energy, primarily to power data center infrastructure.

Geothermal Energy (GPP): The Company is constructing a geothermal plant at Germencik. Plans call for a 24 MW capacity in mid-2027 and 48MW in 2028. Ortadoğu Yenilenebilir Enerji Üretim San. ve Tic. A.Ş. (OYEN), an equity method investee of the Company, established for the purpose of generating electrical energy from geothermal resources, continues its investments in this field. OYEN has developed two geothermal fields in Kütahya Simav and Manisa Sarıgöl. The licenses of these fields, originally issued as geothermal exploration licenses, were converted into operating licenses. Ortadoğu Belenkaya Jeothermal A.Ş., a subsidiary of OYEN, has developed a geothermal field in Alaşehir district of Manisa. The exploration license of this field, for which a geothermal exploration license was obtained, was converted into an operating license. The license period is 29 years for all three licenses, and geophysical studies have been carried out and drilling locations have been determined to initiate site-level development and investment activities. Investment studies have been initiated for the installation of a power plant with a power of 48MWe in the Alaşehir field in the first stage.

Solaklar Sıfır Atık Termal Bertaraf ve Enerji Üretim Tesisi: The Company’s Körfez Enerji subsidiary continues its investment activities within the scope of the Solaklar Thermal Disposal and Energy Generation Facility in accordance with the contract signed with İZAYDAŞ at the Solaklar Solid Waste Landfill in the Izmit District of Kocaeli Province. It is planned to dispose of up to 2,000 tons of domestic waste per day within the facility. The facility is designed to produce 1,000 tons of ATY (Refuse Derived Fuel) from 2,000 tons of waste. Some of the RDF products will be sold to cement factories and some of them will be converted into gas through the pyrolysis/gasification process and electrical energy will be produced. A 20-year contract was signed with İZAYDAŞ on November 5, 2021. A preliminary license with a power of 41.32 MWe was obtained from the Energy Market Regulatory Authority on February 23, 2023. Investments related to the facility are ongoing and it is planned to be commissioned in the first half of 2026. All of the facility financing has been completed using equity capital and the total amount of investment made so far is TRY 277.5 million.

Ongoing Investments within the Scope of Existing Facilities: The Avcıkoru Refuse Biogas Plant, which is operated by the Company’s subsidiary Körfez Enerji in the Şile District of İstanbul Province, has been in operation since June 18, 2021. Investments continue during the facility’s operational period, and 85% of the investments have been completed so far. The license power of the plant is 43.8 MWe and the investments of the units with a power of 41.005 MWe have been completed. Work is ongoing within the scope of three gas engine-generator groups and one ORC turbine, and the investments are expected to be completed by February 2026.

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Under Law No. 5346 on the Use of Renewable Energy Sources for Electrical Energy Generation, there is a foreign currency-denominated purchase guarantee for the unit sales price of electrical energy in the facilities belonging to the Company and its subsidiaries. YEKDEM incentive processes of the Company’s Odayeri and Kömürcüoda facilities have been completed. In the Dilovası, Kalyoncu and Avcıkoru power plants of Körfez Enerji, EPİAŞ has the right to purchase all of the electricity produced at 0.133 USD/kWh for 10 years from the date of acceptance of the power plant under the Renewable Energy Resources Support Mechanism (YEKDEM). Facilities within the scope of YEKDEM may choose whether to utilize the incentive. If favorable commercial conditions arise, they may also sell to private sector buyers. In accordance with the legislation, power plants whose YEKDEM incentives have expired may sell electricity via EPİAŞ through DAM (Day Ahead Market) or GIP (Intraday Market), or they can make sales to private companies with supply licenses through bilateral agreements. The Company and its subsidiaries, which have completed YEKDEM incentives, generally make sales through the Day-Ahead Market operated by EPİAŞ, and in some periods, sales may also be made to private companies. In the sales made by EPİAŞ Day-Ahead Market, sales are made with the Market Clearing Price, which is determined separately every hour according to the supply and demand of electricity. These unit prices are announced to the public on an hourly basis by EPİAŞ.

Competition

Competitive Positioning in the Renewable Energy Sector

The renewable energy industry is growing and becoming increasingly competitive. The Company primarily competes with Biotrend Çevre ve Enerji Yatırımları A.Ş., ITC- Katı Atık Enerji Üretim Sanayi ve Ticaret A.Ş., Süreko Atık Yönetimi A.Ş., Era Çevre Teknolojileri A.Ş. While some of its competitors may be better funded or better connected, the Company believes that it is well positioned to compete in the industry. The Company has strong relationships with municipalities and other entities which are its principal sources for its renewable energy projects, an experienced management team, a range of differentiated renewable energy solutions, and a broad strategic footprint with locations that allow it to quickly respond to customer needs.

The Company believes its size relative to many other LFG companies and its capital structure puts it in a strong position to compete for new project development opportunities or acquisitions of existing projects. However, competition for such opportunities, including the prices being offered for fuel supply, may affect the expected profitability of projects for the Company, and could render projects unsuitable to pursue. Likewise, prices being offered by its competitors for fuel supply may increase the royalty rates that the Company pays under its fuel supply agreements when such agreements expire and need to be renewed or when expansion opportunities present themselves at the landfills where its projects currently operate. It is also possible that more landfill owners may seek to install their own LFG projects on their sites, which would reduce the number of opportunities for the Company to develop new projects. The Company’s overall size, reputation, access to capital, experience and decades of proven execution on LFG project development and operation position it well to compete with other companies in its industry.

Competitive Positioning in the Geothermal Sector

The Company’s entry into the geothermal energy sector marks a strategic expansion of its renewable energy portfolio, positioning the Company as a new entrant in a technically mature but opportunity-rich segment. The Company primarily competes with companies such as Gürmat Elektrik Üretim A.Ş., GMK Enerji Yatırımları A.Ş., and HEZ Enerji Yatırım A.Ş., which maintain long-standing geothermal licenses and operational footprints in Türkiye’s high-potential regions. While some of its competitors may have better licenses and be located in Türkiye’s high-potential regions, the Company’s approach is focused on disciplined development and portfolio diversification rather than direct competition.

As a new entrant, the Company believes it brings a fresh perspective to geothermal development, informed by its proven track record in landfill gas and waste-to-energy operations. The Company’s emphasis on modular plant design, resource optimization, and strategic site selection reflects its broader mission to build high-performance renewable infrastructure across Türkiye. Rather than competing for market share, YGE is focused on establishing a foothold in geothermal through disciplined investment and operational excellence. These geothermal initiatives are expected to contribute meaningfully to YGE’s clean energy mix, supporting Türkiye’s energy diversification goals while maintaining the performance standards and environmental integrity which underpin the Company’s core business.

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Government Regulations

Overview

Our business is governed by a wide range of laws, primarily related to energy production, environmental protection, waste management, occupational health, data privacy, and other related areas. This section provides a summary of the key laws and regulations affecting YGE’s business and operations; however, it should not be interpreted as a comprehensive overview or in-depth analysis of all applicable legal requirements. Information in this section is provided as general information only and is not intended to be a substitute for professional advice.

Because of our field of operation, YGE is also subject to examination of various regulators to monitor compliance with applicable laws and regulations. If any violations are identified, compliance can be enforced, and injunctions may be obtained, or civil and criminal penalties may be imposed.

Türkiye

Certain key Turkish regulations affecting our business are summarized below:

Electricity market activities are regulated by the Electricity Market Law No. 6446 (“EML”) and the secondary legislation issued by the EMRA. The EML sets forth the fundamental rules and principles regarding electricity generation, transmission, and/or distribution, as well as the sale of electricity, whether through organized or unorganized markets, to consumers. The EML also defines the rights and obligations of each market participant involved in every stage of this process, from generation to sale. Detailed provisions governing these processes are set out in the relevant secondary legislation.   Pursuant to the EML, electricity market activities include generation, transmission, distribution, market operation, wholesale, retail sale, import, and export, as well as all related business operations and transactions. Except for the exemptions provided under the relevant legislation, any entity intending to engage in electricity market activities is required to obtain the relevant licenses for each activity they intend to carry out.

The pre-licenses and licenses required for engaging in activities in the electricity market, along with the fundamental provisions governing such licenses, licensing procedures, and the rights and obligations of legal entities holding pre-licenses or licenses, are set forth in the Electricity Market Licensing Regulation, which was issued based on the EML.

The Regulation on Electrical Installations Projects covers the procedures and principles regarding the preparation and approval of projects for electrical installations to be newly constructed or modified; the identification and authorization of institutions, organizations, and legal entities to carry out these activities; their rights and obligations; and the authorization of institutions, organizations, and/or legal entities (including electricity distribution license holders) that will conduct the acceptance procedures of the facilities in the approved projects and the approval/delivery of related minutes.

The Regulation on the Acceptance of Electricity Generation and Electricity Storage Facilities sets forth the principles and procedures regarding the acceptance processes of electricity generation and electricity storage facilities, as well as the requirements to be complied with during the operational phase of such facilities.

The Regulation on Electricity Market Connection and System Use sets out the procedures and principles regarding the connection of natural and legal persons to the electricity transmission or distribution system, as well as the use of these systems and interconnection lines.

The Electricity Market Balancing and Settlement Regulation governs the duties, authorities, and responsibilities of the parties involved in the balancing mechanism and settlement. It also encompasses the procedures and principles related to balancing the active electricity supply and demand, as well as the financial settlement of receivables and payables arising from the participation of licensed legal entities in the balancing mechanism and settlement.

Law No. 5346 on the Utilization of Renewable Energy Resources for the Purpose of Electricity Generation governs the protection of renewable energy resource areas, the certification of electricity produced from these resources, and the procedures and principles concerning the use of such resources.

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The Company is subject to Environmental Law No. 2872 (“Environmental Law”), the purpose of which is to ensure the protection of the environment in accordance with the principles of sustainable environment and sustainable development. Among the secondary regulations issued pursuant to the Environmental Law, the Regulation on the Control of Water Pollution governs the planning principles and prohibitions for the protection of water quality, the principles of wastewater discharge and discharge permits, provisions concerning wastewater infrastructure facilities, as well as the procedures and principles for monitoring and inspection conducted to prevent water pollution. Similarly, the Regulation on the Control of Pollution Caused by Hazardous Substances in Water and the Environment, another secondary regulation under the Environmental Law, sets forth the technical and administrative principles related to the identification of hazardous substances causing pollution in surface waters, estuarine waters, and regional waters; the establishment of pollution reduction programs; prevention and monitoring of pollution; inventory of hazardous substances discharged into waters; as well as the determination of discharge standards and quality criteria. Additionally, the Regulation on Environmental Permits and Licenses, issued under the Environmental Law as a secondary legislation, regulates the procedures and principles to be followed in the environmental permit and license process. Furthermore, the Regulation on Environmental Impact Assessment (EIA), also a secondary legislation under Environmental Law, governs the administrative and technical procedures and principles to be observed throughout the Environmental Impact Assessment process.

The Occupational Health and Safety Law No. 6331 (“Law No. 6331”) sets out the duties, powers, responsibilities, rights, and obligations of employers and employees in order to ensure occupational health and safety in workplaces and to improve existing health and safety conditions. Pursuant to Law No. 6331, the employer is responsible for ensuring the occupational health and safety of employees in relation to their work. In this regard, the employer is obliged to take all necessary measures, including the identification, assessment, and prevention of occupational risks, the provision of training and information, the supply of necessary tools and equipment, the adaptation of health and safety measures to changing conditions, and the continuous improvement of the current situation.

In addition, the Communiqué on Workplace Hazard Classifications Regarding Occupational Health and Safety (issued pursuant to the Law No. 6331) includes classifications that determine which hazard category different sectors fall under. Within this framework, electricity generation activities are classified as “highly hazardous”.

Protection of Personal Data Law No. 6698 (“PPDL”) applies to natural persons whose personal data are processed, as well as to natural and legal persons who process such data wholly or partially by automated means or by non-automated means, provided that the data form part of a data recording system. The PPDL criminalizes the unlawful collection, processing, and transmission of personal data and imposes a series of administrative fines and criminal sanctions.

Protection of Competition Law No. 4054 (“Law No. 4054”) sets outs provisions to ensure the protection of competition by preventing agreements, decisions, and practices that restrict, distort, or hinder competition in goods and services markets, as well as preventing dominant enterprises from abusing their dominant position through necessary regulations and supervision.

Competition legislation is also shaped by secondary regulations such as communiqués and guidelines issued by the Competition Authority, as well as decisions made by the Competition Board. Violations of Law No. 4054 and its secondary legislation are subject to a range of administrative fines.

The Regulation on Business Opening and Operating Licenses governs the procedures and principles regarding the licensing and inspection of sanitary and non-sanitary workplaces, as well as public recreation and entertainment venues.

United States

Federal Regulation

This section sets forth a summary of the material laws and regulations that affect YGE’s business and operations in the United States. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of YGE. This overview is provided as general information only and not intended to be a substitute for professional advice

Certain key U.S. federal statutes affecting our business are summarized below:

The Resource Conservation and Recovery Act of 1976 (“RCRA”), as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop programs to ensure the safe disposal of solid waste. Landfills are regulated under Subtitle D of RCRA, which sets forth minimum federal performance and design criteria for solid waste landfills, and Subtitle C of RCRA, which establishes a federal program to manage hazardous wastes from cradle to grave. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the federal standards. We incur costs in complying with these standards in the ordinary course of our operations.

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The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), as amended, which is also known as Superfund, provides for federal authority to respond directly to releases or threatened releases of hazardous substances into the environment that have created actual or potential environmental hazards. CERCLA’s primary means for addressing such releases is to impose strict liability for cleanup of disposal sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the disposal site and transported substances thereto. Liability under CERCLA is not dependent on the intentional release of hazardous substances; it can be based upon the release or threatened release of hazardous substances, even resulting from lawful, unintentional and attentive action, as the term is defined by CERCLA and other applicable statutes and regulations. The EPA may issue orders requiring responsible parties to perform response actions at sites, or the EPA may seek recovery of funds expended or to be expended in the future at sites. Liability may include contribution for cleanup costs incurred by a defendant in a CERCLA civil action or by an entity that has previously resolved its liability to federal or state regulators in an administrative or judicially-approved settlement. Liability under CERCLA could also include obligations to a potentially responsible party that voluntarily expends site clean-up costs. Further, liability for damage to publicly-owned natural resources may also be imposed. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed and as a generator or transporter of hazardous substances disposed of at other locations.

The Federal Water Pollution Control Act of 1972, as amended, known as the Clean Water Act, regulates the discharge of pollutants into streams, rivers, groundwater, or other surface waters from a variety of sources, including solid and hazardous waste disposal sites. If our operations discharge any pollutants into federally protected surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. The EPA also requires landfills and other waste-handling facilities to obtain storm water discharge permits, and if a landfill or other facility discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Further, before the development or expansion of a landfill can alter or affect certain “wetlands,” a permit may have to be obtained providing for mitigation or replacement wetlands. The Clean Water Act provides for civil, criminal and administrative penalties for violations of its provisions.

The Clean Air Act of 1970, as amended, provides for federal, state and local regulations of the emission of air pollutants. Many of our operations, including many municipal solid waste (“MSW”) landfills and landfill gas-to-energy facilities, are subject to regulations implemented under the Clean Air Act, including new source performance standards, emission guidelines and national emission standards for hazardous air pollutants. These regulations impose performance standards to minimize air emissions from regulated MSW landfills, subject those landfills to certain operating permit requirements under Title V of the Clean Air Act and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on- or off-site. Our vehicle fleet also must adhere to regulations implemented under the Clean Air Act, which authorizes the EPA to mandate controls on air pollution from mobile sources.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, personal protective equipment, safety in excavation and demolition work, exposure to bloodborne pathogens, and the handling of asbestos, may apply to our operations.

The Department of Transportation and the Occupational Safety and Health Administration, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Certain waste (including medical waste) is subject to roadside inspections that have a cumulative effect on our compliance history and require us to remain in good standing so as not to jeopardize certain permits. Various state and local agencies with jurisdiction over disposal of hazardous and medical waste may seek to regulate movement of such materials in areas that are not otherwise preempted by federal law.

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Our service offerings for the collection, treatment, disposal and destruction of controlled substances waste and medical waste, from both the healthcare industry and individual consumers, are subject to numerous laws and regulations issued by various regulatory agencies, including the U.S. Drug Enforcement Administration. These regulations typically require our facilities to obtain licenses or registrations, and meet certain other requirements in order to collect, transport, treat and dispose of controlled substances. These regulations include significant requirements for security, recordkeeping and reporting. Registrations and licenses must be kept current, or periodically renewed, and facilities may be subject to inspection or enforcement.

Recent Developments and Focus Areas in Policy and Regulation

Climate and Sustainability

The nature, scope, and complexity of matters that our Company must assess, quantify and disclose are expanding due to current, proposed, and recently enacted governmental reporting requirements pertaining to sustainability and climate-related risks and other topics. Such topics include water usage, waste production, labor, human capital, environmental justice, cybersecurity, privacy and risk oversight. In March 2024, the SEC adopted final rules that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports including, but not limited to, information about the Company’s governance and management of climate-related risks and metrics pertaining to emissions data and climate-related targets and goals. The SEC voluntarily stayed implementation of these rules indefinitely, pending judicial review of ongoing legal challenges.

Furthermore, beginning as early as 2026, the Company may be subject to certain reporting requirements in the European Union under the Corporate Sustainability Reporting Directive, which requires in-scope companies to disclose extensive sustainability information, including risks and opportunities arising from environmental and social matters, and the impact of their business on people and the environment. These and other similar laws and regulations could result in increased compliance costs and affect the results of our operations and financial position. Such similar laws and regulations could also increase our litigation risks or may increase risks related to our reputation or goodwill, as we cannot predict how disclosures under these laws may be perceived or interpreted by our customers and stakeholders. Methodology and timelines for mandatory reporting requirements may be inconsistent with requirements enacted by other governmental entities, including with respect to measuring emissions and requiring a determination of “materiality” that may differ from traditional disclosure requirements under U.S. federal securities laws. Such inconsistency could further increase costs and divert management time and attention.

Our industry faces challenges to implement these rapidly developing disclosure requirements, as well as the risk of enforcement actions by governmental and regulatory agencies for noncompliance. Significant expenditures and commitment of time by management, employees and consultants are involved in developing, implementing and overseeing policies, practices, additional disclosures and internal controls related to environmental and sustainability risk and performance. Public statements with respect to sustainability matters are becoming increasingly subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” i.e., misleading information or false claims overstating potential sustainability benefits. We are aware that non-governmental organizations and other private actors have filed lawsuits against companies under various securities and consumer protection laws alleging that certain sustainability-related statements, goals or standards were misleading, false or otherwise deceptive.

Regulation of Oil and Natural Gas Production

Our oil and natural gas exploration, production, and related operations are subject to extensive rules and regulations promulgated by federal, state, tribal, and local authorities and agencies.

For example, Texas requires permits and bonds for drilling operations, financial assurance for oil and gas production, and operational reporting -among other requirements relating to the exploration and production of oil and natural gas. These include regulations governing well spacing, casing and cementing, flaring of natural gas, water sourcing and disposal, and plugging and abandonment of wells, which create additional asset retirement obligations. The Railroad Commission of Texas (RRC) serves as the primary regulatory body overseeing these activities.

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Many states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the location and method of drilling wells, the restoration of surface properties, and the establishment of maximum production rates. These regulations may limit the amount of oil and natural gas we can produce from our wells and restrict the number or location of wells we can drill. Moreover, many states impose a production or severance tax on the extraction and sale of oil, natural gas, and natural gas liquids within their jurisdictions.

Failure to comply with applicable rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry may increase our cost of doing business and affect our profitability. Because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of compliance. Significant expenditure may be required to comply with evolving environmental and operational standards, and unforeseen incidents or legacy non-compliance may have a material adverse effect on our financial condition and results of operations.

Additional proposals and proceedings affecting the oil and natural gas industry are regularly considered by Congress, state legislatures, the Federal Energy Regulatory Commission (FERC), which regulates interstate pipeline access and rates and the courts. We cannot predict when or whether any such proposals may become effective.

Cybersecurity

As of the date of this prospectus, we have not implemented formal processes to oversee and identify risks from cybersecurity threats associated with our use of third parties. We are working toward the implementation of a third-party risk management program. We believe that this program will better enable us to identify and manage material risks from cybersecurity threats related to our third-party service providers.

As of date of this offering, the Company has not identified any risks from cybersecurity threats (including any previous cybersecurity incidents) that have materially affected the Company, its business strategy, its results of operations or its financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect the Company, please see our Risk Factors discussion under the heading, “Cybersecurity and Information Technology Risks” in this prospectus.

The Audit Committee is tasked with overseeing our risks related to cybersecurity, including reviewing the state of our cybersecurity, emerging cybersecurity developments and threats, and our strategy to mitigate cybersecurity risks. From time to time, members of our executive management team and our directors of Information Technology and Internal Audit provide updates to the Audit Committee and the Board of Directors regarding cybersecurity incidents and cybersecurity planning.

Properties

The Company owns various properties in Türkiye that support its renewable energy operations and corporate functions. The following facilities are operated by YGE and its wholly owned subsidiary Körfez Enerji, across municipally designated landfill zones in Türkiye. While the underlying land is municipally allocated and not subject to lease, the Company retains full ownership of all energy generation infrastructure and equipment installed on the site.

●	Odayeri Power Plant- Occupies 21,400 square meters, including 18,475 m² of open area and 2,925 m² of enclosed infrastructure.
●	Kömürcüoda Power Plant- Occupies 10,184 square meters, including 7,684 m² of open area and 2,500 m² of enclosed structures.
●	Solaklar Power Plant – Occupies 8,067 square meters, with 7,807 m² of open area and 260 m² of enclosed space.
●	Solaklar Thermal Power Plant - Spans 4,000 square meters, including 2,700 m² of open area and 1,300 m² of enclosed infrastructure.

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●	Dilovası Power Plant - Occupies 3,444 square meters, with 3,254 m² of open area and 190 m² of enclosed space.
●	Avcıkoru Power Plant - Occupies 9,859 square meters, including 6,635 m² of open area and 3,224 m² of enclosed infrastructure.
●	Kalyoncu Power Plant - Occupies 11,758 square meters, comprising 10,127 m² of open field and 1,631 m² of enclosed infrastructure.

The Company’s principal executive office is located in Şişli, İstanbul, where it leases approximately 850 square meters of office space under a 5-year lease agreement which commenced on October 1, 2025. Monthly rent is 425,000 TL plus VAT. This site serves as the Company’s corporate headquarters and administrative hub. The Company does not lease any other properties.

Licenses, Permits and Registrations

In addition, the facilities are evaluated within the scope of YEKDEM, with the relevant production licenses issued under Law No. 5346 on the Use of Renewable Energy Resources for Electricity Generation. Information on EMRA licenses of the Company and its subsidiaries is presented below.

Production Company	Facility Name	License Number	License Date	License Term
Yeşil Global Enerji	Kömürcüoda LFG Power Plant	EÜ/1352-1/978	10/25/2007	Up to 12/31/2030
Yeşil Global Enerji	Odayeri LFG Power Plant	EÜ/1352-2/979	10/25/2007	Up to 12/31/2030
Körfez Enerji	Avcıkoru LFG Power Plant	EÜ/10141-1/04863	04/15/2021	Up to 12/31/2030
Körfez Enerji	Dilovası LFG Power Plant	EÜ/5821-2/03347	10/08/2015	Up to 10/08/2044
Körfez Enerji	Kalyoncu LFG Power Plant	EÜ/9582-2/04637	10/01/2020	Up to 12/30/2030
Körfez Enerji	Kocaeli LFG Power Plant	EÜ/3446-7/2093	10/06/2011	Up to 10/20/2026
Körfez Enerji	Solaklar Thermal Disposal Power Plant	ÖN/11666-1/05366	02/23/2023	30 Months (until Production License is obtained)

Certifications

Our company has established a comprehensive quality control and assurance system for our plants. All of our sites hold qualifications for the following standards: ISO 9001 Quality Management Systems (QMS), ISO 14001 Environmental Management Systems (EMS), ISO 27001 Information Security Management Systems (ISMS), and ISO 45001 Occupational Health and Safety Management System (OHSMS).

Insurance

In line with the requirements of its sector and applicable legal regulations, the Company maintains insurance coverage in accordance with general industry practices. The Company’s insurance portfolio includes Commercial All Risks, Third-Party Liability, and Employer’s Liability policies, providing protection against risks such as fire, explosion, natural disasters, theft, business interruption, third-party damages, and occupational accidents. All of its employees are covered by occupational accident and health insurance in full compliance with workplace safety regulations. The Company regularly reviews its risk exposure and insurance portfolio to ensure the protection of its assets and employees, making necessary updates in line with operational needs and market conditions.

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Human Capital Resources

As of June 30, 2025, and December 31, 2024, YGE and its subsidiaries had a total of 157 and 168 employees, respectively. The Company’s employee population is comprised of a mix of field operations personnel and office-based professionals. The number of personnel across the Company and its subsidiaries as of June 30, 2025, December 31, 2024, December 31, 2023, and December 31, 2022, were as follows:

Employees	06/30/25	12/31/2024	12/31/2023	12/31/2022
Yeşil Global Enerji	14	22	42	54
Körfez Enerji	141	144	120	106
Ort Elektrik	2	2	2	3
Total	157	168	164	163

The breakdown of full-time employees by main category of activity and geographic location, as at June 30, 2025, is as follows:

Activity	Number of Full-Time Employees	Location
Engineering, Research & Development	9	Avcıkoru-Kalyoncu-Kömürcüoda-Odayeri-Solaklar-Dilovası
Power Plant – Manual Labor	117	Avcıkoru-Kalyoncu-Kömürcüoda-Odayeri-Solaklar-Dilovası
Executives	1*	Head Office
IT	1	Head Office
Finance & Accounting	7	Head Office
General & Administration	17	Head Office
Purchasing	2	Head Office
HR	2	Head Office
Business Development & Energy Trading	2	Head Office

*only one of the executives is currently a full-time employee. Upon the consummation of this offering, the Company plans to have all executive officers become full-time employees.

As of June 30, 2025, none of the Company’s employees were represented by a collective bargaining unit or labor union. The Company considers its employee relations to be good across its organization. As of the date of this prospectus, the Company has not experienced any work stoppages or labor disputes.

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Health and Safety

The Company is committed to cultivating a workplace culture that actively prevents occupational accidents and eliminates the risk of work-related illnesses through vigilance, education, and accountability. Its health and safety strategy is built on proactive risk management: identifying, mitigating, and eliminating conditions that could lead to serious injury or fatality. The Company ensures that every precaution is taken to prevent such incidents before they occur. Employees receive regular, role-specific training that reflects the realities of their working environment and the risks inherent to their tasks. Before onboarding, every employee completes comprehensive occupational health and safety training, which is reinforced at defined intervals to maintain awareness and compliance. All employees undergo full medical screening prior to starting work, and annual health checks are conducted by certified professionals to monitor long-term wellbeing. The Company also provides all necessary personal protective equipment to ensure that every employee can perform their duties safely and confidently.

Employee Development and Training

To ensure its long-term success and sustainable expansion, the Company prioritizes attracting, developing, promoting, and retaining talented individuals across every level of our organization. The Company is equally committed to cultivating a workplace culture that is both productive and fulfilling. To remain a preferred employer, the Company designs and implements strategic initiatives that support employee wellbeing and engagement. These include competitive compensation structures, additional holiday benefits, paid leave, and administrative leave in cases of illness. The Company invests in both technical and interpersonal development. In addition to role-specific technical training, its employees receive ongoing instruction in teamwork, communication, team culture, stress management, and time management.

Legal Proceedings

The Company and its subsidiaries have been, and may from time to time be, involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this prospectus, the Company is not a party to any significant proceedings that in the opinion of the Company’s management would have a material adverse effect on its business. As of the date of this prospectus, no director, officer or affiliate is a party adverse to the Company in any legal proceeding or has an adverse interest to the Company in any legal proceeding.

Corporate Information

We were incorporated in the Republic of Türkiye as a joint stock company in 2007. Our principal place of business is located at Kaptanpaşa Mah., Piyalepaşa Bulvarı, Ortadoğu Plaza No: 73/23 34384 Şişli - İstanbul, Türkiye, and our telephone number is +90 (212) 221 8111. Our principal website address is www.yesilglobal.com. The information contained on our website does not form part of this prospectus. Our wholly-owned subsidiary, Power Upp USA, Inc., has an office in the United States at 2200 SW 45th Street, Suite 101, Fort Lauderdale, Florida 33312, which serves as our agent for service of process.

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MANAGEMENT

The following table sets forth the names, ages and titles of the Company’s Directors and Executive Officers as of the date of this prospectus. Unless otherwise stated, the business address for the Company’s Directors and Executive Officers is that of its principal executive offices located at Kaptanpaşa Mah., Piyalepaşa Bulvarı, Ortadoğu Plaza No: 73/23 34384 Şişli - İstanbul, Türkiye.

Name	Age	Title
Kurtuluş Akyüz	52	Chief Executive Officer and a Director
Alaittin Sılaydın	53	Chairman of the Board, a Director and Chief Financial Officer
Ahmet Çiçekçi	39	Chief Operating Officer
Gökhan Matthew İnan	57	Chief Strategy Officer and President of Power Upp USA, Inc.
Ersin Bengül	49	Director
Ufuk Oltulu	63	Director and Audit Committee Chair
Erman Kendibasına	42	Director

Kurtuluş Akyüz has served as Chief Executive Officer, Vice Chairman and a director of the Company since November 2021. A seasoned finance executive with extensive experience in corporate finance and governance, both in the UK and Türkiye, Kurtuluş Akyüz has been Group CFO of Yeşil Holding since 2019, driving financial strategy and corporate development. He later became CEO and Vice Chairman of Yeşil Global Enerji, expanding his leadership in renewable energy investments. He currently serves as Chairman of the Board of Directors of Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş. (Bist. YGYO) and served as Chairman of the Board of Directors of Yeşil Yapı Endüstrisi A.Ş. (Bist. YYAPI) from 2021-2022. He holds a Bachelor’s degree (LLB) in Business Law and a Master’s in Law, both from the University of London, as well as an MBA from the University of Chicago.

Alaittin Sılaydın has served as Chief Financial Officer since May 2018, and as a director and Chairman of the Board since 2022. He also currently serves as the Chairman of the Board of Directors of Yeşil Yapı Endüstrisi A.Ş. and Yeşil Yatırım Holding A.Ş., and also serves on the Board or Directors of Kapital Yatırım Holding A.Ş. He has worked for the Yeşil group of companies since January 2004 across various management, finance, operational and tax planning roles. He holds a Bachelor’s degree in Economics from Eastern Mediterranean University and previously held senior roles in auditing and corporate governance, including at Turkcell, where he contributed to its IPO on the NYSE and ISE.

Ahmet Çiçekçi has served as the Company’s Chief Operating Officer since January 2018. Experienced in renewable energy investments, market strategy, and corporate development, Ahmet Çiçekçi has been a key leader at Yeşil Global Enerji since 2011. Rising through roles in energy trading and business development, he now serves as COO, overseeing all operational activities. He holds a Bachelor’s degree in Electrical and Electronics Engineering from Fatih University and a Master’s in Business Administration (MBA) from Seir University. He specializes in energy regulation, carbon credits, and sustainable investment strategies.

Gökhan Matthew İnan has served as the Company’s Chief Strategy Officer since February 2025 and as the President of Power Upp USA, Inc. since August 2025. A growth and revenue operations professional, he has held senior leadership positions at a number of established operations as well as start-ups -most notably, the CEO and CSO of a European telecom start-up, the Executive Director of a Yeşil Group telco in the U.S., and the CEO of a cellular distribution entity in Latin America. He has also been instrumental in engineering the eventual exit vehicles for these entities including an RTO of a public company, divestitures to large-cap public companies, and a number of acquisitions over time. He studied Business Administration at the University of İstanbul and continued his studies at SUNY, NYU and MIT.

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Ersin Bengül has been a director of the Company since November 2021. Bengül, who is a Certified Public Accountant, has been working as the Financial Affairs Manager at Yeşil Holding Group since 2015 and currently serves as a member of the Board of Directors of Yeşil Global Enerji. He started his professional career as an Accounting Audit Specialist at AB Denetim ve Serbest Mali Müşavirlik A. Ş. in 2005, joined the Yeşil Group in 2007 and worked as Accounting Manager at Yeşil Gayrimenkul Yatırım Ortaklığı A. Ş. from 2011 to 2015. He currently serves as Vice Chairman of the Board of Directors of Optimum Tesis ve Hizmet Yönetimi A.Ş. and Fiberr Fiber Reinforced Resins Kompozit Tekn Dıs Tic A.Ş. and serves on the Board of Directors of Yeşil Yatırım Holding A.Ş. and Kapital Yatırım Holding A.Ş. Bengül graduated from İstanbul University, Faculty of Economics, Department of Finance. Bengül is well qualified to serve as a director due to his extensive professional credentials, long-standing financial leadership within the Yeşil Group, practical audit and accounting experience, and demonstrated board-level governance responsibilities that collectively support effective oversight of the Company’s financial reporting, controls, and strategic initiatives. We believe these qualifications enable Bengül to contribute materially to the Board’s financial stewardship, governance, and strategic planning functions.

Ufuk Oltulu has been an independent director of the Company since February 2023. Oltulu, who has continued her professional life mainly in the Finance sector, worked at Yapı Kredi Bankası A.Ş. for 28 years and worked in different departments within her banking experience. During this time, she taught credit and derivatives courses in the training departments of Yapı Kredi Bankası A.Ş. During her banking experience, Oltulu served in different positions in Yapı Kredi Bank Etiler and Bebek branches as a bank manager. Oltulu continues to provide consultancy services to companies in the construction sector. Since 2021, she has served on the Board of Directors of Yeşil Yatırım Holding A.Ş (Bist. YESIL), Yeşil Yapı Endüstrisi A.Ş. (Bist. YYAPI), Kapital Yatırım Holding A.Ş. (Bist. KPHOL) and Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş. (Bist. YGYO). She completed her university education in Business Administration at Balıkesir University. Oltulu is well qualified to serve as a director due to her extensive banking and finance experience, proven leadership in retail and corporate banking, governance roles across companies, and practical expertise in credit, derivatives, and risk oversight. We believe these combined capabilities position Oltulu to contribute meaningfully to the Board’s oversight of financial strategy, risk management, and operational governance.

Erman Kendibasına has been an independent director of the Company since February 2023. Since 2019, Kendibaşına has served on the Board of Directors of Yeşil Yatırım Holding A.Ş. (Bist. YESIL). Since 2021, he has served on the Board of Directors of Yeşil Yapı End. A.Ş (Bist. YYAPI) and Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş. (Bist. YGYO). Since 2022 he has served on the Board of Directors of Kapital Yatırım Holding A.Ş (Bist. KPHOL). He started his career in 2004 and is a referee and national athlete of the Bodybuilding and Fitness Federation. He also served in the Beylikdüzü Fire Brigade. Erman Kendibaşına is a graduate of Kocaeli University Physical Education. Kendibasina is well qualified to serve as a director due to his board-level governance experience, his long professional career beginning in 2004, his leadership and discipline demonstrated as a national athlete and referee, his public-service background with the Beylikdüzü Fire Brigade, and his degree in Physical Education from Kocaeli University. We believe these combined capabilities position Kendibaşına to contribute meaningfully to the Board’s oversight of corporate governance, operational resilience, risk management, and stakeholder engagement.

Compensation of Executive Officers and Directors

The aggregate compensation paid by the Company to our Executive Officers and Directors for the year ending December 31, 2024 was US$0. We did not pay any compensation to members of our Board for board services other than attendance fees in the aggregate amount of US$20,123.

Employment Agreements and Director Offer Letters

We do not currently have employment agreements with our Executive Officers or our Directors.

Both the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have no compensation arrangements with the Company. After the consummation of our initial public offering, all of our named executive officers will be paid directly by the Company in accordance with the terms of employment agreements to be entered into upon the consummation of our initial public offering.

Incentive Executive Compensation Clawback Policy

Prior to the consummation of the IPO, the compensation committee will adopt the Executive Compensation Clawback Policy (the “Recovery Policy”), which adheres to the listing standards of Nasdaq and the rules of the SEC. The Recovery Policy will require the compensation committee to recoup certain cash and equity incentive compensation paid to or deferred by certain executives in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws. Under the Recovery Policy, the compensation committee will require recoupment if it determines that incentive-based compensation received by an executive exceeds the amount of incentive-based compensation that otherwise would have been received, had it been calculated based on the restated amounts.

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Corporate Governance Practices

As a foreign private issuer whose ADSs will be listed on Nasdaq, we will have the option to follow certain Turkish corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

●	we do not intend to comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our Board of Directors be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	we do not intend to comply with the requirement under Nasdaq Listing Rule 5605(b)(2) to have regularly scheduled meetings at which only independent directors attend and will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present;
●	we do not intend to comply with the requirement under Nasdaq Listing Rule 5620(b) that a company solicit proxies for all shareholder meetings and will follow home country practice that permits us not to solicit proxies;
●	we do not intend to comply with the requirement under Nasdaq Listing Rule 5620(c) that an issuer provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than 331∕3% of the outstanding voting stock (Turkish law generally allows a shareholders’ meeting to proceed with at least 25% of the voting shares represented, except in certain cases where a higher quorum is specifically required by law);
●	we do not intend to comply with the requirement under Nasdaq Listing Rule 5630 that the audit committee or another independent body of the Board of Directors review and oversee all related party transactions; and
●	we do not intend to comply with the requirements under Nasdaq Listing Rule 5635 relating to matters requiring shareholder approval to take the actions set out in Nasdaq Listing Rule 5635.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the rules and regulations adopted by the SEC and other existing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Description of Share Capital and Governing Documents” for an overview of our corporate governance principles.

Number and Terms of Office of Officers and Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect that our Board will consist of 5 (five) members, who will serve until 22 March 2027. As per the Company’s articles of association, board members can be elected to serve for a term of up to 3 years.

There are no family relationships among any of our directors or executive officers.

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Director Independence and Committees of the Board of Directors

Director Independence

We intend to rely on “foreign private issuer exemption”, and therefore we do not intend to comply with the requirement under Nasdaq Listing Rule 5605(b)(1) that a majority of the members of our Board of Directors be independent (although all of the members of the audit committee must be independent under the Exchange Act).

Of our directors, we have determined that 2 are “independent” directors under the Nasdaq listing standards, while 3 are not independent under such standards. We have also determined that each of the three prospective members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the Board has determined that each of the two prospective members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards. We intend to add independent directors and adopt the policies and procedures set forth below in order to meet listing requirements of Nasdaq, in accordance with the phase-in provisions of Nasdaq Rule 5615(b). In making determinations concerning independence of members of our board and the committees thereof, our board will consider the relationships that each such person has with our Company and all the other facts and circumstances our board deems relevant in determining independence, including the beneficial ownership of our capital stock by each such person.

Our Board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board of Directors may also establish other committees from time to time to assist our company and the Board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq, each committee’s charter will be available on our website at www.yesilglobal.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Ufuk Oltulu, Erman Kendibasına and [*] will serve on the audit committee, which will be chaired by Ufuk Oltulu. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Ufuk Oltulu as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

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Compensation committee

Ufuk Oltulu and Erman Kendibasına will serve on the compensation committee, which will be chaired by Ufuk Oltulu. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Nasdaq. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board of Directors the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Ufuk Oltulu and Erman Kendibasına will serve on the nomination committee, which will be chaired by Ufuk Oltulu. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq Capital Market rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Business Conduct and Ethics and Insider Trading Policy

Effective upon consummation of this offering, our Board will adopt a Code of Ethical Conduct and an Insider Trading Policy. We will file a copy of each as an exhibit to the registration statement filed in connection with our initial public offering. Once filed, you can review these documents by accessing our public filings on the SEC’s web site at www.sec.gov. The Code of Ethics will also be available on our website at www.yesilglobal.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics or Insider Trading Policy in a Current Report on Form 6-K.

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Limitation of Directors Liability and Indemnification

We plan to enter into deeds of indemnity with all of our directors and named executive officers whereby we will agree to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against liabilities, costs, charges, expenses, judgments, settlements, compensation and other awards, damages and losses (including any direct, indirect or consequential losses and all interest, penalties, fines, taxes and legal costs (calculated on a full indemnity basis) and all other reasonable professional costs and expenses) in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer of ours, except where, amongst other things, the Board reasonably determines arises out of, or is attributable to, the director or officer’s fraud, willful default, willful misconduct, reckless conduct, dishonesty, deliberate criminal conduct or act of bad faith.

Prior to the consummation of the offering, we will have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. The articles of association which will be in effect upon the consummation of this offering also provide that every director or other officer of the Company shall be entitled to be indemnified by the Company out of the Company’s assets against all liabilities incurred by him or her in the actual or purported execution or discharge of his or her duties or the exercise or purported exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office to the maximum extent permitted by applicable law.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which will be specified in the Nominating and Corporate Governance Committee’s charter, will generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;
●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

2025 Equity Incentive Plan

The following is a summary of the material features of the Yeşil Global Enerji A.Ş. 2025 Equity Incentive Plan (the “2025 Plan”), which will be effective upon the consummation of our initial public offering.

Eligibility

The Administrator may grant awards to any director, employee or consultant of the Company or its subsidiaries. Only employees are eligible to receive incentive share options.

Administration

The 2025 Plan will be administered by our Board or one or more committees or subcommittees of the Board, which will be comprised, unless otherwise determined by the Board, solely of not less than two members who will be non-employee directors (a “Committee”), or any officer that has been delegated administrative authority pursuant to the 2025 Plan for the duration such delegation is in effect (collectively, the “Administrator”). The Administrator, which initially will be the Board with respect to awards to non-employee directors and the Compensation Committee of our Board with respect to other participants. The Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the 2025 Plan, subject to the 2025 Plan’s express terms and conditions. The Administrator will also set the terms and conditions of all awards under the 2025 Plan, including any vesting and vesting acceleration conditions.

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Share Reserve

The maximum aggregate number of shares that may be issued under the 2025 Plan is the sum of (A)              , plus (B) any shares that are available for issuance under our other Equity Incentive Plans as of the Effective Date, plus (C) an increase commencing on January 1, 2025 and continuing annually on each anniversary thereof through and including January 1, 2034, equal to the lesser of (i)              % of the shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of shares as determined by the Board or the Committee.

Shares issuable under the 2025 Plan may be authorized, but unissued, or reacquired shares. Shares underlying any awards under the 2025 Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2025 Plan, although shares shall not again become available for issuance as incentive share options. Additionally, shares issued as “substitute awards” (as defined in the 2025 Plan) will not count against the 2025 Plan’s share limit, except substitute awards that are incentive share options will count against the incentive share option limit.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see “Equitable Adjustments” below).

Annual Limitation on Awards to Non-Employee Directors

The 2025 Plan contains a limitation whereby the value of all awards under the 2025 Plan and all other cash compensation paid by the Company to any non-employee director may not exceed US$750,000 for the first calendar year a non-employee director is initially appointed to the Board, and US$500,000 in any other calendar year.

Types of Awards

The 2025 Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted shares units, performance awards, dividend equivalent awards, and other share- or cash-based awards (collectively, “awards”).

Share Options. The 2025 Plan permits the granting of both options intended to qualify as incentive share options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. Options granted under the 2025 Plan will be nonqualified options if they fail to qualify as incentive share options or exceed the annual limit on incentive share options. Incentive share options may only be granted to employees of the Company and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the 2025 Plan. The exercise price of each option will be determined by the Administrator, but such exercise price may not be less than 100% of the fair market value of one ordinary share of the Company on the date of grant or, in the case of an incentive share option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive share option granted to a 10% or greater shareholder). The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Share Appreciation Rights. The Administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to ordinary shares of the Company or cash, equal to the value of the appreciation in the Company’s share price over the exercise price, as set by the Administrator and which will be at least equal to the fair market value of an ordinary share of the Company on the grant date. The term of each share appreciation right will be set by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares. A restricted share award is an award of ordinary shares of the Company that vests in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted shares may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

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Restricted Share Units. Restricted share units are the right to receive ordinary shares of the Company at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in ordinary shares of the Company, cash, other securities, other property, or a combination of the foregoing, as determined by the Administrator.

The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the 2025 Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.

Performance Awards. The Administrator has the authority to grant share options, share appreciation rights, restricted shares, or restricted share units as a performance award, which means that such awards vest at least in part upon the attainment of one or more specified performance criteria. For each performance period, the Administrator will have the sole authority to select the length of such performance period, the types of performance awards to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a performance award being earned. At any time, the Administrator may adjust or modify the calculation of a performance goal for a performance period, to appropriately reflect any circumstance or event that occurs during a performance period and that in the Administrator’s sole discretion, warrants adjustment or modification. Depending on the type of performance award granted, the previously discussed terms and conditions will also apply to a performance award. Performance criteria for a performance award may be based on the attainment of specific levels of performance of the Company (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more subsidiaries as a whole or any business unit(s) of the Company and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator deems appropriate, or as compared to various stock market indices.

Dividend Equivalents. An award of dividend equivalents entitles the holder to be credited with an amount equal to all dividends paid on one ordinary share of the Company while the holder’s tandem award is outstanding. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or ordinary shares of the Company, and subject to the same restriction on transferability and forfeitability as the award with respect to which the dividend equivalents are granted.

Other Share- or Cash-Based Awards. Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2025 Plan and/or cash awards made outside of the 2025 Plan. The Administrator shall have authority to determine the service providers to whom and the time or times at which other share-based awards shall be made, the amount of such other share-based awards, and all other conditions of the other share-based awards including any dividend and/or voting rights. The Administrator may grant cash awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Administrator may determine.

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Repricing

Notwithstanding anything to the contrary in the 2025 Plan, unless a repricing is approved by shareholders, in no case may the Administrator (i) amend an outstanding option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for an option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting our ordinary shares, the Administrator will adjust (i) the number and Group of shares which may be delivered under the 2025 Plan (or number and kind of other securities or other property); (ii) the number, Group and price (including the exercise or strike price of options and share appreciation rights) of shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the 2025 Plan’s numerical limits.

Change in Control

In the event of any proposed change in control (as defined in the 2025 Plan), the Administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all of our ordinary shares, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Term

The 2025 Plan will, unless terminated earlier, continue in effect for a term of ten (10) years.

Amendment and Termination

Our Board may amend, alter, suspend or terminate the 2025 Plan at any time. No amendment or termination of the 2025 Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the shareholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the 2025 Plan and (ii) to change the persons or class of persons eligible to receive awards under the 2025 Plan.

Recoupment Policy

All awards granted under the 2025 Plan, all amounts paid under the 2025 Plan, and all ordinary shares issued under the 2025 Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with applicable laws and with Company policy.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Group A ordinary shares and Group B ordinary shares (i) prior to the filing of this prospectus and (ii) as adjusted to reflect the sale of our ADSs in this offering for:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	each of our executive officers and members of our Board of Directors individually; and

●	all of our current Directors and executive officers and members of our Board of Directors as a group.

The number of ordinary shares beneficially owned before the offering are based on [*] Group A ordinary shares and Group B ordinary shares issued and outstanding as of the date of this prospectus.

The information presented below regarding beneficial ownership of our ordinary shares has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. There is no agreement or arrangement between the shareholders Prior to the filing of this prospectus. None of our ordinary shares were held by U.S. record holders.

The percentage of shares beneficially owned before the offering is computed on the basis of [*] Group A shares and [*] Group B ordinary shares outstanding prior to the filing of this prospectus. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, and assumes no exercise of the underwriters’ option to purchase additional ADSs.

Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address of each person listed on the table is in care of Yeşil Global Enerji A.Ş., Kaptanpaşa Mah., Piyalepaşa Bulvarı, Ortadoğu Plaza No: 73/23 34384 Şişli - İstanbul, Türkiye.

	Shares beneficially owned before the offering				% of total Voting power	[Number of	Shares beneficially owned after the offering				% of total voting power after
Name of	Group A shares		Group B ordinary shares		before the	shares	Group A shares		Group B ordinary shares		the
shareholder	Number	%	Number	%	offering	offered]	Number	%	Number	%	offering
Executive Officers and Board Members:
Kurtuluş Akyüz						—
Alaittin Sılaydın	—	—	—	—	—	—	—	—	—	—	—
Ahmet Çiçekçi	—	—	—	—	—	—	—	—	—	—	—
Gökhan Matthew İnan	—	—	—	—	—	—	—	—	—	—	—
Ersin Bengül	—	—	—	—	—	—	—	—	—	—	—
Ufuk Oltulu	—	—	—	—	—	—	—	—	—	—	—
Erman Kendibasına	—	—	—	—	—	—	—	—	—	—	—
All executive officers and board members as a group (7 persons)						—
5% or Greater Shareholders
Yeşil Holding A.Ş. (1)	8,443,919	54.56%	47,217,696	33.23	35.97%
Lia Invest LLC(1)	7,031,081	45.44%	42,256,794	30.34	31.85%
Yeşil Yapı Endüstrisi A.Ş.	—	—	46,270,250	33.90	29.90%

(1)	The Alize Trust has voting and dispositive power over the shares owned by Lia Invest LLC and 90% of Yeşil Holding A.Ş. Raimundo Lima-Lopez Levi is the trustee of The Alize Trust. Consequently, Raimundo Lima-Lopez Levi may be deemed the beneficial owner of the shares owned by Lia Invest LLC and 90% of Yeşil Holding A.Ş. Raimundo Lopez-Lima Levi disclaims beneficial ownership of such shares except to the extent of his economic interest therein. The address for the Alize Trust is 255 Aragon Avenue, 2nd floor, Coral Gables, Florida 33134.
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RELATED PARTY TRANSACTIONS

We plan to adopt an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee. In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” we describe below transactions since January 1, 2023, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Yeşil Global Enerji A.Ş. has engaged in various commercial and financial transactions with entities and individuals classified as related parties under applicable accounting and regulatory standards. These relationships are primarily based on equity ownership, shared management, or operational affiliation, and have been reviewed in accordance with the Company’s Audit Committee Charter and internal governance protocols. The nature of these transactions spans commercial goods sales, equipment procurement, investment property trading, office leasing, and financial services. All transactions were executed within the scope of ordinary business activities and reflect arm’s-length principles.

A narrative description of the relationships between applicable related parties and an accompanying tabular indication of amounts transacted is included below.

Yeşil Holding A.Ş., a company participating in the capital and management of existing or newly established companies, has conducted various capital transactions with the Company, including funding of capital and overseeing investments, financing, organization, and management in an integrated structure, ensuring security against economic fluctuations, and promoting their growth and sustainability with industrial, commercial, and financial initiatives.

Lia Invest LLC, an investment company, has conducted various capital transactions with the Company, including funding of capital and overseeing investments, financing, organization, and management in an integrated structure, ensuring security against economic fluctuations, and promoting their growth and sustainability with industrial, commercial, and financial initiatives.

Yeşil Yapı Endüstrisi A.Ş. provides construction services for residential businesses.

Yeşil Holding A.Ş., Lia Invest LLC, and Yeşil Yapı Endüstrisi A.Ş. are principal shareholders of Yeşil Global Enerji A.Ş., holding equity stakes of 35.97%, 31.85%, and 29.90%, respectively. These entities have participated in the above transactions with the Company, consistent with their roles as strategic investors.

Yeşil Yatırım Holding A.Ş., is a company engaged in industrial, commercial, agricultural, food, financial, real estate, construction, contracting, petroleum and petroleum products, telecommunications, all types of transportation, automotive, mining, advertising, banking, insurance, energy production, energy distribution, natural gas distribution, wholesale trading of energy and natural gas, tourism, service, and financial sectors. Yeşil Yatırım Holding A.Ş. owns approximately 2.28% of the Company and is also classified as a related party due to its historical affiliations with the Company.

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The principal related parties with which the Company had transactions during the year ended December 31, 2023 and 2024, and the nine months ended September 30, 2025 are as follows:

Related parties’ names and categories:

Names of related parties	Related party categories
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.
Kamil Engin Yeşil	Shareholder of Yeşil Holding A.Ş.
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş.	Equity method investee
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.
Terra Power Oto.ve Enerji Sistem A.Ş.	Investee of Yeşil Holding A.Ş.
Fiberr Fiber Reinforced Resıns Kompozit Teknolojileri Dış Tic. Ltd. Şti	Other Related Parties *
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties *
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties *
Tasfiye Halinde Terra Gaz A.Ş.	Other Related Parties *
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties *
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties *
Ortadoğu Holding A.Ş.	Other Related Parties **

* The historical connection through Yeşil Holding A.Ş.

** The majority shareholder of equity method investee, Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic. A.Ş.

The table below presents outstanding balances with related parties at each reporting date. All amounts are presented in TRY.

		As of September 30, 2025
Related party	Categories	Trade Receivables	Non-Trade Receivables	Trade Payables	Non-Trade Payables
İıtech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	841,172	-	-	-
Kamil Engin Yeşil	Shareholder of Yeşil Holding A.Ş.	-	-	-	148,505,234
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.	-	1,674,209	-	-
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	-	1,948,961	-	-
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic. A.Ş.	Equity method investee	-	2,015	-	-
Terra Power Oto.ve Enerji Sistem A.Ş.	Investee of Yeşil Holding A.Ş.	838,260	143,274,232	-	-
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	536,265	-	856,361	-
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties	-	-	-	245,140,446
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties	8,671,035	81,253,718	-	-
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	11,369	-	-	-
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	103,379,228	-	38,322,826	-
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	147,189	-	16,239	-
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	-	-	13,660,877	-
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	198,479,747	-	-	-
Total		312,904,265	228,153,135	52,856,303	393,645,680

98

		As of December 31, 2024
Related party	Categories	Trade Receivables	Non-Trade Receivables	Trade Payables	Non-Trade Payables
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	609,697	46,157,292	-	20,000,000
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties	12,181,562	-	1,614,582	-
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	4,899,331	-	-	-
İıtech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	2,227,253	-	-	-
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties	766,977	78,171,579	-	4,345,700
Ortadoğu Holding A.Ş.	Other Related Parties	327,377	287,458	-	-
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	156,656	-	290,079	-
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	149,895	-	5,149,472	-
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	16,200	-	12,568,701	-
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	1,709	-	15,072,000	36,448,170
Kamil Engin Yeşil	Shareholder of Yeşil Holding A.Ş.	-	562,930	-	241,008,219
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.	-	1,132,206	-	-
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş.	Equity method investee	-	2,015	-	-
Terra Power Oto.ve Enerji Sistem A.Ş.	Investee of Yeşil Holding A.Ş.	-	101,916,703	5,901,440	-
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties	-	3,628,561	-	-
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	650,515,067	-
Total		21,336,657	231,858,743	691,111,341	301,802,089

99

		As of December 31, 2023
Related party	Categories	Trade Receivables	Non-Trade Receivables	Trade Payables	Non-Trade Payables
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties	10,864,617	-	-	-
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	9,072,914	17,618,346	-	-
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	6,398,053	-	-	-
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	1,630,298	1,416,881	53,410,910	-
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	484,646	64,571,688	102,253,126	-
Ortadoğu Holding A.Ş.	Other Related Parties	472,663	415,028	-	-
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties	415,493	126,749	96,028,466	41,625,393
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	226,178	972,096	1,399,918	4,878,463
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	23,389	-	-	-
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	2,467	-	103,135,934	70,288,408
Kamil Engin Yeşil	Shareholder of Yeşil Holding A.Ş.	-	18,635	-	140,889,346
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.	-	294,604	-	-
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş.	Equity method investee	-	2,909	-	-
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties	-	1,664,570	-	-
Tasfiye Halinde Terra Gaz A.Ş.	Other Related Parties	-	67,424	-	-
Total		29,590,718	87,168,930	356,228,354	257,681,610

100

Prepaid expenses	Categories	As of December 31, 2024	As of December 31, 2023
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	1,000	1,103,885
Total		1,000	1,103,885

Contract liabilities	Categories	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	30,610,873	81,356	117,461
Fiberr Fiber Reinforced Resins Kompozit Teknolojileri Dış Tic. Ltd. Şti	Other Related Parties	-	23,143,889	1,735,551
Total		30,610,873	23,225,245	1,853,012

Sales of goods and services, fixed assets, interest income, or rental income earned from related parties for the nine months ended September 30, 2025, and the years ended December 31, 2024, and 2023, presented in TRY.

For the nine months ended September 30, 2025	Categories	Lease income	Sales of goods	Sales of fixed assets	Sales of service	Associate share transfer	Total
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	-	-	-	150,000	-	150,000
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	7,514,523	321,975	-	-	-	7,836,498
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties	5,621,242	301,756	-	315,500	-	6,238,498
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	12,822,701	-	-	12,822,701
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	-	245,128	-	-	-	245,128
Fiberr Fiber Reinforced Resıns Kompozit Teknolojileri Dış Tic. Ltd. Şti	Other Related Parties	-	52,937,588	-	-	-	52,937,588
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	-	64,740	-	-	-	64,740
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.	18,000	-	-	-	-	18,000
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	-	-	1,379,200,000	1,379,200,000
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties	-	11,076,495	-	-	-	11,076,495
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	7,578,078	-	-	188,059	-	7,766,137
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	-	-	-	86,000	-	86,000
Total		20,731,843	64,947,682	12,822,701	739,559	1,379,200,000	1,478,441,785

101

For the year ended December 31, 2024	Categories	Interest income	Lease income	Sales of goods	Sales of fixed assets	Total
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	-	9,186,726	-	-	9,186,726
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	-	8,598,245	473,850	23,603,989	32,676,084
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties	60,325,602	-	399,331	426,122,498	486,847,431
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	-	270,901,837	270,901,837
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	21,797,742	-	228,350	-	22,026,092
Fiberr Fiber Reinforced Resıns Kompozit Teknolojileri Dış Tic. Ltd. Şti	Other Related Parties	-	-	86,525,098	-	86,525,098
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	401,848	-	9,553,663	-	9,955,511
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.	217,695	-	(1,000)	-	216,695
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	-	193,929,216	193,929,216
Renco Kompozit Tek. San. Ve Tic. A.Ş.	Other Related Parties	-	-	20,821,370	-	20,821,370
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties	-	3,107,503	-	-	3,107,503
Total		82,742,887	20,892,474	118,000,662	914,557,540	1,136,193,563

For the year ended December 31, 2023	Categories	Interest income	Lease income	Sales of goods	Sales of services	Sales of fixed assets	Total
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	-	11,897,674	-	293,855	-	12,191,529
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş.	Equity method investee	-	-	-	6,069	-	6,069
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	9,633,193	11,856,237	973,140	7,452	-	22,470,022
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties	-	46,810	420,372	-	-	467,182
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	2,611	-	-	2,611
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	-	-	508,381	-	-	508,381
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	46,933	-	-	-	-	46,933
Fiberr Fiber Reinforced Resıns Kompozit Teknolojileri Dış Tic. Ltd. Şti	Other Related Parties	-	-	126,831,616	-	-	126,831,616
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	200,841	-	25,214,981	-	474,396	25,890,218
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.	34,434	17,309	-	-	-	51,743
Tasfiye Halinde Terra Gaz A.Ş.	Other Related Parties	7,477	17,309	-	-	-	24,786
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	1,145,035	-	-	-	-	1,145,035
Renco Kompozit Tek. San. Ve Tic. A.Ş.	Other Related Parties	-	-	22,074,174	-	-	22,074,174
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties	192,200	-	-	-	-	192,200
Total		11,260,113	23,835,339	176,025,275	307,376	474,396	211,902,499

102

Procurement of goods and services, fixed assets, interest expense, or equity invested in related parties for the nine months ended September 30, 2025, and the years ended December 31, 2024, and 2023 presented in TRY.

For the nine months ended September 30, 2025	Categories	Interest expense	Purchase of services	Purchase of fixed assets	Purchase of goods	Total
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	-	252,423	-	-	252,423
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	-	415,009	-	-	415,009
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	-	-	921,611	-	921,611
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	603,663,500	-	603,663,500
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties	-	-	-	45,275	45,275
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	2,836,673	-	-	-	2,836,673
Total		2,836,673	667,432	604,585,111	45,275	608,134,491

For the year ended December 31, 2024	Categories	Interest expense	Purchase of services	Purchase of fixed assets	Purchase of goods	Total
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	-	258,797	-	-	258,797
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	-	435,370	188,425,535	-	188,860,905
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	122,560,000	-	122,560,000
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties	-	-	483,000,000	-	483,000,000
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	-	2,500	1,875	15,001,628	15,006,003
Tasfiye Halinde Terra Gaz A.Ş.	Other Related Parties	-	26,227	-	-	26,227
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.	37,227,863	-	1,111,333,748	-	1,148,561,611
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties	-	-	4,750,000	-	4,750,000
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	473,918	-	-	-	473,918
Terra Power Oto.ve Enerji Sistem. A.Ş.	Investee of Yeşil Holding A.Ş.	4,450,023	-	-	-	4,450,023
Total		42,151,804	722,894	1,910,071,158	15,001,628	1,967,947,484

103

For the year ended December 31, 2023	Categories	Interest expense	Purchase of goods	Purchase of services	Equity investment in associates	Purchase of fixed assets	Total
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.	-	-	302,409	-	-	302,409
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş.	Equity method investee	-	-	-	18,030,254	-	18,030,254
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	6,449,745	-	498,520	-	17,967,631	24,915,896
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties	42,138,281	-	-	-	-	42,138,281
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.	36,645,110	-	-	-	-	36,645,110
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	-	-	-	18,030,254	-	18,030,254
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.	1,456,866	-	-	-	-	1,456,866
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties	-	4,469,493	270,876	-	165,778,351	170,518,720
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties	-	-	329,171	-	-	329,171
Total		86,690,002	4,469,493	1,400,976	36,060,508	183,745,982	312,366,961

Guarantees to related parties for the nine months ended September 30, 2025 and years ended December 31, 2024, and 2023, presented in TRY.

Related parties	Categories	For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Ortadoğu Holding A.Ş.	Other Related Parties	-	7,500,000	7,500,000
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee	250,000,000	250,000,000	250,000,000
Total guarantees given		250,000,000	257,500,000	257,500,000

All related party transactions are subject to ongoing review by the Audit Committee and are disclosed in accordance with IFRS and local regulatory requirements. No material conflicts of interest have been identified, and all transactions were conducted in line with the Company’s commitment to transparency, compliance, and shareholder accountability.

104

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

The Company is a Turkish joint stock company incorporated on April 6, 2007 under the name Ortadoğu Enerji Sanayi ve Ticaret A.Ş. The name of the Company was changed to Yeşil Global Enerji A.Ş. on December 25, 2021.

The Company’s corporate affairs are governed by its articles of association and by the Turkish Commercial Code No. 6102 (the “TCC”). The Company is registered in the İstanbul Trade Registry under the trade registry number 621915-0. Its executive offices are located at Kaptanpaşa Mah., Piyalepaşa Bulvarı, Ortadoğu Plaza No: 73/23 34384 Şişli - İstanbul, Türkiye, and its telephone number is +90 (212) 221 8111. The Company’s agent for service of process in the United States is Power Upp USA, Inc., its wholly-owned North American subsidiary, which has an office in the United States at 2200 SW 45th Street, Suite 101, Fort Lauderdale, Florida 33312.

The following descriptions of share capital and provisions of the Company’s articles of association are summaries and are qualified by reference to the articles of association to be effective upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to its registration statement, of which this prospectus forms a part. The description of the ordinary shares reflects changes to the Company’s capital structure that will occur upon the closing of this offering.

Share Capital

General

As of the date of this prospectus, our share capital consists of 154,750,000 ordinary shares with a nominal value of TRY 1.00 each. All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders may freely hold and vote their shares. Our share capital is denominated in TRY. The capital is divided into 154,750,000 shares, of which 15,475,000 are registered Group A shares and 139,275,000 are registered Group B shares.

Group A shares have the privilege to nominate candidates for the Board of Directors (up to half of the members of the Board of Directors shall be elected from among the candidates nominated by the holders of Group A shares) and carry voting privileges at the general assembly of shareholders (the “General Assembly”). Each Group A share entitles the holder thereof to 5 votes, while each Group B share entitles the holder thereof to 1 vote.

Articles of Association

Set forth below is a summary of relevant information concerning our share capital and material provisions of our articles of association and applicable Turkish law. This summary does not contain all the information relating to our Ordinary Shares that may be important to you, and we urge you to read this summary in conjunction with the “Description of Ordinary Shares” included elsewhere in this prospectus, before deciding to invest in the ADSs. This summary does not constitute legal advice regarding those matters and should not be regarded as such. For a description of matters related to our Board of Directors, see “Management — Board of Directors.”

Dividends

The payment of dividends is regulated by Turkish Commercial Code (Law No. 6102) and the Company’s articles of association. The following is a description of certain information relating to the payment of dividends, including requirements under the Turkish Commercial Code (Law No. 6102) and the Company’s articles of association.

In line with the dividend distribution policy to be determined by the Company’s general assembly and the provisions of Turkish law, the distribution of profits and the payment of any annual dividend in respect of the preceding financial year will be recommended by the Company’s Board of Directors each year for approval by the shareholders at the annual (ordinary) General Assembly. Each ordinary share entitles its holder to a pro rata share of any dividends distributed and dividend distributions are made to all shares existing as of the distribution date, regardless of their date of issuance.

According to the Company’s Articles of Association, the Company’s net profit for the period is the remaining amount after deducting all types of expenses from the income determined at the end of the financial period. According to the Company’s Articles of Association;

a) 5% of the net profit for the period shall be set aside as general legal reserves until it reaches 20% of the paid-in capital.

b) 5% of the remaining amount shall be distributed to the shareholders as dividends.

105

The General Assembly is authorized to resolve that the remaining portion of the net profit, after deducting the amounts specified in subparagraphs (a) and (b) above, be set aside as reserves without distribution, or be distributed partially or fully. The General Assembly may also resolve to distribute advance dividends to the shareholders in accordance with the applicable Turkish legislation. The calculation and distribution of advance dividends shall be carried out in compliance with the provisions of the applicable Turkish legislation.

Shareholders’ Meetings

According to the Company’s Articles of Association, general assemblies are held as either ordinary or extraordinary meetings. The ordinary general assembly shall be convened within three months following the end of each fiscal year. Extraordinary general assemblies may be held whenever deemed necessary due to the Company’s operations.

Shareholders may attend the general assembly meetings in person or be represented by a proxy, who may or may not be a shareholder. The general assembly shall convene either at the Company’s registered office (Kaptanpaşa Mah., Piyalepaşa Bulvarı Ortadoğu Plaza No: 73/23 34384 Şişli – İstanbul) or at a suitable location within the city where the Company’s headquarters is located.

Notices related to the invitation to the general assembly, including those for convening the meeting, shall be published in the Turkish Trade Registry Gazette. Such notices must be made at least two weeks prior to the meeting date, excluding the announcement and meeting dates.

Appointment and Removal of Directors

The affairs and management of the Company shall be conducted by a Board of Directors consisting of at least 5 members, who shall be elected by the General Assembly. The term of office of the Board of Directors shall be between 1 and 3 years. Up to half of the members of the Board of Directors shall be elected from among the candidates nominated by the holders of Group A shares.

Any director may be appointed or removed by a general assembly resolution of the company. Under Turkish law, members of the Board of Directors can be appointed from among shareholders as well as non-shareholders, and both natural persons and legal entities can be appointed as members of the Board of Directors. In the event a legal entity is appointed as a member of the Board of Directors, a natural person must be appointed by the legal entity member of the Board of Directors as its representative to exercise all rights and fulfil all duties of a member of the Board of Directors on behalf of such legal entity.

Transfer of Shares

Except as otherwise discussed herein, the transfer of shares is permitted under the articles of association and must be made in accordance with the relevant legislation.

Issuance of Shares

The Board of Directors may issue new shares at a premium to their nominal value of TRY 1.00 per share. The Board of Directors may also restrict the pre-emption rights of the company’s shareholders (including Group A shareholders) in connection with such new share issuances.

106

Repurchase of Shares

Pursuant to the TCC, the Company is allowed to repurchase its own shares, accept its own shares as pledge, and sell such repurchased shares to third parties or pay the consideration for the shares that are bought back. Only fully paid shares can be subject to repurchase by the Company. The general assembly must also authorize the Board of Directors to perform the transaction. This authorization, when issued, is valid for 5 years at most. The Company may, subject to certain statutory requirements, terms and conditions, repurchase outstanding shares not exceeding 10% in nominal value of the entire issued share capital of the Company. After deducting the value of the shares to be repurchased, the remaining net assets of the Company shall be at least the sum of the registered or issued capital and the reserve funds that are not allowed to be distributed in accordance with the law and articles of association.

Pre-emption Rights

Pursuant to the TCC, the Company may increase its share capital through various methods, including through the issuance of new shares. Absent an authorized corporate resolution stating otherwise, our existing shareholders are entitled to subscribe for new shares, also known as pre-emptive rights, in proportion to their respective shareholdings each time the Company undertakes a capital increase.

Liquidation

Pursuant to the TCC, our shareholders have the right to receive a pro rata share of any proceeds arising from our liquidation. The articles of association, however, may restrict this right. As of the date of this prospectus, no shareholder or Group of shareholders are granted preferred shares with regards to liquidation rights.

Voting Rights

The holders of our Group B ordinary shares are entitled to one vote per share held on all matters submitted to a shareholder vote. The holders of our Group A ordinary shares are entitled to five votes per share held on all matters submitted to a shareholder vote.

Reports to Shareholders

Upon completion of this offering, we will become subject to the informational and current reporting requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

Pursuant to the provisions of the TCC, financial statements, consolidated financial statements, the annual activity report of the Board of Directors, audit reports, and the profit distribution proposal of the Board of Directors, must be made available to the shareholders at our head office at least 15 days in advance of the annual shareholders’ general assembly. The financial statements and consolidated financial statements are to be kept available to our shareholders at our head office for a period of one year from the date of the relevant general assembly.

The Company’s fiscal year starts on the first day of January and ends on the last day of December.

Comparison of Turkish Corporate Law and Delaware Corporate Law

The applicable provisions of the TCC relevant to joint stock companies (anonim şirket) (“JSC”) differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the TCC applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights, and it is qualified in its entirety by reference to Delaware law and Turkish law. This summary assumes that JSC in question is not publicly held.

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	Turkish law	Delaware law
Number of Directors	Under Turkish law, a JSC must have at least one director and the number of directors shall be regulated in the articles of association. The number of directors shall be fixed by or in the manner provided in the articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors

Under Turkish law, any director or the entire board of directors of a JSC may be removed, with cause or without cause, by the holders of a majority of the shares in a shareholders’ meeting convened with such agenda, except where a higher voting quorum is set for such removal in the articles of association. If there is cause, any director may be removed without such specific item in the agenda of the shareholders’ meeting.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors

Under Turkish law, vacancies may be filled temporarily by a majority of the directors of a JSC at the meeting, with the meeting quorum being the majority of the directors then at office; unless otherwise provided in the articles of association of the JSC. Such new director should be approved by the first shareholders’ meeting to be convened.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular Group of stock is to elect such director, in which case a majority of the other directors elected by such Group, or a sole remaining director elected by such Group, will fill such vacancy.

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	Turkish law	Delaware law
Annual General Meeting	Under Turkish law, the annual shareholders’ meeting of a JSC shall be held within the boundaries of the administrative district where the JSC’s registered office is located, unless otherwise stipulated in the articles of association, and shall be convened on such date and at such time as may be designated from time to time by the board of directors or as provided in the articles of association.	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.
General Meeting

Under Turkish law, extraordinary shareholders’ meeting of a JSC may be called by the board of directors, courts following the shareholder application in certain cases, insolvency practitioners, or shareholders’ holding 10% (or less, if set out by the articles of association) of the shares.

Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Shareholders generally do not have the right to call meetings of shareholders, unless that right is granted in the certificate of incorporation or the by-laws.

Notice of General Meetings

Under Turkish law, unless otherwise provided in the articles of association, written notice of any meeting of the shareholders in a JSC must be given to each shareholder entitled to vote at the meeting not less than two (2) weeks before the date of the meeting and shall specify the place, date, hour, and agenda of the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and, in the case of a special meeting, the purpose of the meeting.

Proxy	Under Turkish law, at any shareholders’ meeting, a shareholder may designate another person to act for such shareholder by proxy. The proxy is valid only for one shareholders’ meeting, and meetings that are continuation of such shareholders’ meeting.	Under Delaware law, at any meeting of shareholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

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	Turkish law	Delaware law
Pre-emptive Rights	Under Turkish law, shareholders have statutory preemptive rights to subscribe to additional share issues pro rata to their existing shareholding.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under Turkish law, the general assembly of a JSC may allot the shares to be issued under certain conditions by limiting the usage of the pre-emptive rights of the existing shareholders in specific share issues. To limit the usage of such preemptive rights and allot the shares to be issued, (i) at least, a qualified quorum of 60% should vote affirmatively, and (ii) a just cause for such allotment (e.g. an IPO) should exist.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers	Under Turkish law, directors are personally liable for damages arising from a breach of any obligation imposed on the directors under any law or the articles of association of JSC, under the condition that such breach is conducted by negligence or intentional misconduct.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

● any breach of the director’s duty of loyalty to the corporation or its shareholders;

● acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

● intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

● any transaction from which the director derives an improper personal benefit.

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	Turkish law	Delaware law

Voting Rights	Turkish law provides that, unless otherwise provided in the articles of association of a JSC, each shareholder is entitled to one vote for each share of capital share held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions

Generally, under Turkish law, unless the articles of association of a JSC provides for the vote of a larger portion of the share capital, disposal of all or substantially all of a JSC’s assets or dissolution requires

● affirmative vote of the shares representing 75% of the share capital.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires

● the approval of the board of directors; and

● approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors	Under Turkish law, the directors and managers of a JSC are under obligation to execute their duty with the care of a prudent manager, i.e. with the care that an ordinarily prudent manager would exercise under similar circumstances. In case that the risk that results in damages had arisen from an act of the director that was in compliance with the “business judgment rule,” the director would not be personally liable of such damages. Under the “business judgment rule,” the director is liable to conduct the relevant research for each act. Additionally, directors have a duty to act by protecting the interest of the JSC in good faith.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar

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	Turkish law	Delaware law

circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.

However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Stockholder Suits	Under Turkish law, a shareholder of a JSC may initiate an action to claim damages from the directors who are personally liable, against such directors and managers. In such action initiated by a shareholder, the compensation would be nevertheless awarded in favor of the JSC. In the event of bankruptcy, if the insolvency practitioner fails to enforce a right on behalf of a JSC; a shareholder or a creditor of a JSC may initiate an action to enforce a right of a JSC to claim damages from the directors who are personally liable, against such directors and managers. In such action initiated by a shareholder or a creditor, the compensation would be nevertheless awarded in favor of the JSC (i.e. any amount so recovered would be for the account of the JSC). The conditions of such claims are same as the lawsuits initiated by the JSC itself.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

● state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

● allege with factual particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

● state the reasons for not making the effort. Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one Group B Ordinary share (or a right to receive one Group B Ordinary share) deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian, for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s principal executive office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Turkish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 138 under “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

● Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency, and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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● Shares.   The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

● Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer

● Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

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When can ADSs be cancelled by the depositary?

The depositary may cancel ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of shares represented by one ADS.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Republic of Türkiye and the provisions of our articles of association or similar documents, to vote or to have its agents vote the deposited shares as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares.   However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

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Fees and Expenses

Holders or persons depositing or withdrawing shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled must pay:	For:

US$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property in relation to a change in the number of shares represented by ADSs

●Surrender of ADSs for the purpose of withdrawal or cancellation, including if the deposit agreement terminates or in relation to a change in the number of shares represented by ADSs

US$0.10 (or less) per ADS	●Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Fees assessed from time to time, but not exceeding US$0.10 per ADS during any calendar year	●Depositary services

Registration or transfer fees	●Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	●Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

●Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying an ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect fees for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed US$0.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

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If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

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Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

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Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all other communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Listing

We intend to file an application to have the ADSs listed on the Nasdaq Capital Market under the symbol “PWRU”. This offering is contingent upon the listing of the ADSs on Nasdaq. There can be no assurance that we will be successful in listing the ADSs on Nasdaq. We will not close this offering unless the ADSs are subsequently listed on Nasdaq at the completion of this offering.

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Transfer Agent and Registrar of Shares

The transfer agent and registrar for our ADSs is The Bank of New York Mellon. Its address is 240 Greenwich Street, New York, N.Y., 10286.

ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares or the ADSs, and we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. Future sales of substantial amounts of the ADSs in the public market after this offering, or the possibility of these sales occurring, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares or ADSs will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares or ADSs in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have [*] ADSs outstanding representing [*] ordinary shares.

ADSs will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

We expect that all of the ADSs will be freely transferable without restriction or registration, except for any ADSs or ordinary shares purchased by one of our existing affiliates. ADSs or ordinary shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 under the Securities Act, as described below. In addition, following this offering and the expiration or waiver of the lock-up agreements described below, ordinary shares issuable pursuant to awards granted under certain of our equity plans will eventually be freely tradable in the public market.

The remaining ordinary shares and ADSs are “restricted shares” as defined in Rule 144. We expect that substantially all of these restricted shares will be subject to the lock-up agreements described below. These ordinary shares or ADSs may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144 and Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell those ordinary shares, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions that would limit the number of ordinary shares such person would be entitled to sell within any three month period to the greater of either of the following:

●1% of the number of our ordinary shares then outstanding; or

●the average weekly trading volume of our ordinary shares represented by ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

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Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, board members, officers, consultants or advisors who purchase ordinary shares or ADSs from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell those securities 90 days after the effective date of this offering in reliance on Rule 701, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S under the Securities Act (“Regulation S”) provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We have agreed, subject to limited exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, purchase, contract or grant any option, right or warrant to purchase, or otherwise dispose of any of our ordinary shares or ADSs, or securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing; or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares or ADSs or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of D. Boral. See “Underwriting.”

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MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Türkiye and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Türkiye and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Türkiye Tax Considerations

Tax Status of Shareholders

Under Turkish income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers. “Residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability. “Non-Residents”, who are considered taxpayers with limited liability are subject to Turkish income taxation on their taxable income sourced from Türkiye, if applicable.

Real persons are considered Residents in Türkiye, if (i) they are domiciled in Türkiye in accordance with the Turkish Civil Code or (ii) excluding temporary departures, they stay in Türkiye for more than six months in a calendar year. If neither of the given two conditions is satisfied, real persons are considered Non-Residents for Turkish tax purposes.

Legal entities are treated as Residents in Türkiye if they are incorporated in Türkiye under relevant Turkish laws or if their effective places of management are in Türkiye despite the fact that they are incorporated outside of Türkiye. If neither of the given two conditions is satisfied, legal entities are considered Non-Residents for Turkish tax purposes.

Dividend income is considered “Turkish source income” if the capital is invested in Türkiye. As for capital gains, they are treated as Turkish source income if the transaction leading to the gains is concluded in Türkiye, the payment for consideration is made in Türkiye or the payment is accounted for in Türkiye even if the payment is made outside of Türkiye. The term “accounted for” means that a payment is made in Türkiye, or if the payment is made abroad, it is recorded in the books in Türkiye or is made from the profits of the payer or the person on whose behalf the payment is made in Türkiye.

Distributions on the Shares

Dividends distributed by Turkish resident companies are subject to an income withholding tax of 15.0% if they are paid to Resident or Non-Resident individuals, either in cash terms or on account, or to
Non-Resident entities which do not hold such shares through a fixed place of business or a permanent representative which constitutes a permanent establishment in Türkiye (the “Permanent Establishment”). Under Turkish income tax laws, if the dividend is not distributed in cash but converted to share capital, obtaining the bonus shares issued to such effect is not subject to withholding tax.

If a double taxation treaty is in effect between Türkiye and the country where the recipient or beneficial owner of the dividend is resident for fiscal purposes, and if that treaty provides a reduced rate lower than the local rate, then a treaty-reduced withholding tax rate set forth in the double taxation treaty may apply under certain conditions.

In order to benefit from lower tax rates applicable under the double tax treaties, the tax residency certificate of the recipient or beneficial owner approved and signed by the competent authorities should be provided to the company making the dividend distribution. The tax residency certificate will be valid until the fourth month of the following year and should be renewed every year.

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Within the framework of the taxation regime, withholding tax is the final tax for dividend income earned from Türkiye by Non-Residents. Non-Residents without any Permanent Establishment in Türkiye are not required to file an annual or special tax return for their Türkiye-sourced dividends that are taxed through withholding at the level of the company making the distribution.

Dividend income distributed by a Resident company and received by Resident entities and Non-Resident entities with a Permanent Establishment in Türkiye is not subject to withholding tax and is also exempted from corporate income tax at the level of the recipient in Türkiye. Non-Resident entities holding shares through their Permanent Establishments in Türkiye will be required to apply a branch profits repatriation withholding tax at a rate of 15.0% upon remittance of such profits to their headquarters unless a lower tax rate in the relevant tax treaty is available for such income repatriation.

Resident individuals are required to file an annual tax return for their dividend income. One half of the gross amount of dividends derived by Resident individuals from Resident companies is exempt from income tax. If the remaining amount exceeds the monetary threshold (TRY 330,000 for 2025) together with other income subject to declaration, this remaining amount should be declared in the annual tax return. Withholding tax charged on the gross amount of such dividend will be credited against income tax calculated on the tax return. If the dividend is distributed as bonus shares, acquisition of such bonus is not subject to declaration.

Tax Treaty with the United States

A generally applicable tax treaty for the prevention of double taxation of income between Türkiye and the United States (the “Türkiye-U.S. Treaty”) applies to all types of income.

Under Article 10 of the Türkiye-U.S. Treaty, withholding tax on dividends paid to a company resident in the United States which beneficially owns at least 10.0% of the voting stock of a Turkish company paying the dividend is limited to 15.0% of gross dividends paid. In all other cases, the withholding tax rate is limited to 20.0% of the gross dividend paid. However, as there is no reduced rate under the Türkiye-U.S. Treaty, the local withholding tax rate will be applicable. See “— Distributions on the Shares.”

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders (as defined below) of owning and disposing of ADSs.

This summary applies only to U.S. Holders that acquire ADSs in exchange for cash in this offering, hold ADSs as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

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The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

●	banks and certain other financial institutions;

●	regulated investment companies;

●	real estate investment trusts;

●	insurance companies;

●	broker-dealers;

●	traders that elect to mark to market;

●	tax-exempt entities or governmental organizations;

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding ADSs as part of a straddle, hedging or other risk reduction strategy, constructive sale, conversion or integrated transaction or investment;

●	persons that actually or constructively own 10% or more of our stock by vote or value;

●	persons subject to special tax accounting rules as a result of gross income with respect to the ADSs being taken into account in an applicable financial statement;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; and

●	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities and persons holding ADSs through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on such partner’s status, the activities of the partnership and certain determinations made at the partner level. Partnerships that hold our ADSs and U.S. Holders that are partners in such partnership should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of ADSs.

Exchange of ADSs for Ordinary Shares

Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares.

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Dividends and Other Distributions on ADSs

As described in the section entitled “Dividend Policy,” we do not currently anticipate paying any cash dividends on our ordinary shares. If we make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year actually or constructively received by the U.S. Holder, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Türkiye (2) we are not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the immediately preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market, as we intend the ADSs will be. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

Because the shares are not themselves listed on a U.S. exchange, dividends received with respect to shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends on ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld at the rate applicable to the U.S. Holder on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the applicable foreign jurisdiction or income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of ADSs

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs (generally the cost of such ADSs to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

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Passive Foreign Investment Company Rules

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of  the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. For these purposes, cash and other assets readily convertible into cash generally are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds ADSs, we would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the anticipated market price of the ADSs in this offering and the current and anticipated composition of the income, assets and operations of us and our subsidiaries, and we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the assets, of us and our subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the market value of the assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of our ADSs, which may fluctuate significantly. Therefore, there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own equity in any of the foreign corporations in which we directly or indirectly own equity that are also PFICs (“lower-tier PFICs”). In such case, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of a lower-tier PFIC.

A U.S. Holder may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the ADSs to market, provided the ADSs are “marketable stock.” As a result of such an election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ADSs at the end of the taxable year and such U.S. Holder’s tax basis in such ADSs at that time. Any gain under this computation, and any gain on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking the ADSs to market will not be allowed, and any remaining loss from an actual disposition of the ADSs generally would be capital loss. A U.S. Holder’s tax basis in the ADSs would be adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that the ADSs will be marketable stock for these purposes. In addition, an election for mark-to-market treatment would likely not be available with respect to any lower-tier PFICs. A mark-to-market election is made on a shareholder-by-shareholder basis, applies to all of the ADSs held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ADSs no longer constitute “marketable stock”).

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We do not intend to supply U.S. Holders with the information needed to make a qualified electing fund election with respect to the ADSs if we were a PFIC.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this and any other information reporting requirement on their acquisition, ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSs UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

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UNDERWRITING

We will enter into an underwriting agreement with D. Boral Capital LLC, or the representative, acting as the representative of the underwriters named below with respect to the ADSs subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of ADSs set forth opposite its name below, at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of ADSs
D. Boral Capital LLC

Total	[*]

The underwriters are offering the ADSs each representing [*] ordinary shares subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase the ADSs offered by this prospectus is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the ADSs offered hereby (other than those covered by the over-allotment option described below) if any of the ADSs are purchased. ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed US$_____ per ADS. If all of the ADSs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more ADSs than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of the closing of this offering, to purchase up to an additional [*] ADSs at the initial public offering price, less the underwriting discounts and commissions.

Discounts, Commissions and Expenses

The underwriters propose to offer the ADSs purchased pursuant to the underwriting agreement to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per ADS. After this offering, the public offering price, concession and reallowance to dealers may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the underwriting discounts and commissions payable to the underwriters by us, assuming an initial public offering price of US$[*] per ADS (which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus): in connection with this offering (assuming both the exercise and non-exercise of the underwriters’ over-allotment option to purchase additional ADSs):

	Per ADS	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Initial public offering price	US$	US$	US$
Underwriting discounts and commissions paid by us(1)	US$	US$	US$
Proceeds to us before expenses	US$	US$	US$

(1)	We have agreed to pay the underwriters a discount equal to 7.0% of the gross proceeds of this offering.

We have paid the Representative an expense advance of US$50,000 upon signing of the engagement agreement (the “Advance”). Any portion of the Advance not used shall be returned back to us in accordance with FINRA Rule 5110(f)(2)(c). In addition, we have agreed to reimburse the Representative (a) for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed US$200,000, limited to US$150,000 if the offering is not consummated, and (b) all fees, expenses, and disbursements relating to background checks of our directors and officers in an amount not to exceed US$10,000 in the aggregate.

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Tail Financing

The Representative shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments, to any investor actually introduced to us by the Representative during the Engagement Period (as hereinafter defined), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation. “Engagement Period” means the period beginning on August 21, 2025 and ending on the earlier to occur of (i) August 21, 2026 and (ii) the final closing of this offering; provided, however, that (a) we may terminate the engagement without penalty if we clear SEC comments on its registration statement on Form F-1 and the Representative is unable to close on the Offering within the following 30 days, and (b) the Representative may terminate the engagement on or after the one-hundred twentieth (120th) day following the date of the Engagement Letter, dated as of August 21, 2025, between the Representative and us(the “Engagement Letter”) upon thirty (30) days prior written notice to the Company. Notwithstanding the foregoing, we may terminate the engagement for “cause,” which shall include the material failure by the Representative to provide the underwriting services contemplated by the Engagement Letter with the Representative, as provided in FINRA Rule 5110(g)(5)(B), in which case no fee shall be payable to the Representative.

Right of First Refusal

We have agreed to grant the Representative, for the twelve (12) month period following the closing of this offering, an irrevocable right of first refusal, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to the Representative for such Subject Transactions. The Representative shall have the sole right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation. For the avoidance of any doubt, we shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of the Representative. Notwithstanding the foregoing, no fee shall be payable to the Representative by us if engagement is terminated by us for “cause,” as set forth above under the caption “Tail Financing.”

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, during the period ending 180 days after the closing of this offering, or the Lock-Up Period, (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs, Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or Ordinary Shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of our ADSs, Ordinary Shares, other shares of our capital stock or such other securities, in cash or otherwise, subject to certain exceptions. In addition, each of our directors, executive officers and any other holder(s) of our outstanding Ordinary Shares as of the date of this prospectus (and all holders of securities exercisable for or convertible into our Ordinary Shares shall enter into customary “lock-up” agreements in favor of the Representative pursuant to which such persons and entities shall agree, for a period of 180 days after the closing of this offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, subject to customary exceptions.

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Pricing of the Offering

Prior to this offering, there has been no public market for our ADSs or Ordinary Shares. The initial public offering price of the ADSs has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs such underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by such underwriter is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. Such underwriter may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

●	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. A naked short position occurs if the underwriters sell more ADSs than could be covered by the over-allotment option. This position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

The underwriters may also engage in passive market making transactions in our ADSs. Passive market making may stabilize the market price of our ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

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Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

Each underwriter and its respective affiliates are a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 Application for Nasdaq Listing

We have applied to have our Ordinary Shares approved for listing/quotation on The Nasdaq Capital Market under the symbol “PWRU.” We will not consummate and close this offering without a listing approval letter from The Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on The Nasdaq Capital Market. The listing approval letter will serve only to confirm that if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

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If the application is approved, trading of our Ordinary Shares on The Nasdaq Capital Market will begin within five days following the closing of this offering. If our Ordinary Shares are listed on The Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Australia

This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

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Notice to Prospective Investors in Canada

Resale restrictions. The distribution of the Ordinary Shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Ordinary Shares are made. Any resale of the Ordinary Shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers. By purchasing Ordinary Shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase the Ordinary Shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest. Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory Rights of Action. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights. All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment. Canadian purchasers of Ordinary Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Ordinary Shares in their particular circumstances and about the eligibility of the Ordinary Shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the Ordinary Shares or our Ordinary Shares. This prospectus does not constitute a public offer of the Ordinary Shares or Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Neither Ordinary Shares nor Ordinary Shares have been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

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Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no Ordinary Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Ordinary Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

For the purposes of this provision, the expression an “offer to the public” in relation to any Ordinary Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

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Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC includes only mainland China.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need-to-know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

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Where our Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Ordinary Shares.

Notice to Prospective Investors in United Arab Emirates

The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

137

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee, the FINRA filing fee, and the listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	US$	*
Nasdaq Capital Market Listing Fee	US$	*
FINRA Filing Fee	US$	*
Legal Fees and Expenses	US$	*
Accounting Fees and Expenses	US$	*
Printing and Engraving Expenses	US$	*
Transfer Agent Fees and Expenses	US$	*
Miscellaneous Expenses	US$	*
Total Expenses	US$	*

*To be filed by amendment

LEGAL MATTERS

The validity of the Ordinary Shares represented by the ADSs offered in this offering and certain other legal matters as to Turkish law will be passed upon for us by Pekin Attorney Partnership. Ellenoff Grossman & Schole LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters with respect to United States federal securities and New York State law will be passed upon for the underwriters by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements for Yeşil Global Enerji A.Ş. and its subsidiaries as of and for the years ended December 31, 2024, and 2023, and the consolidated statements of financial position as of January 1, 2023, included in this prospectus have been audited by UHY LLP, an independent registered public accounting firm, as stated in their report appearing herein.

These financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of UHY LLP is located at 1185 Avenue of the Americas
38th Floor, New York, New York 10036.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ADSs offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

138

Yeşil Global Enerji A.Ş. and its Subsidiaries

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yeşil Global Enerji A.Ş.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Yeşil Global Enerji A.Ş. and Subsidiaries (the Company) as of December 31, 2024, 2023 and January 1, 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2025.

New York, New York

November 12, 2025

F-2

YEŞİL GLOBAL ENERJİ A.Ş. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at December 31, 2024, as described in note 2.1 unless otherwise indicated.)

		(U.S. dollars)
	Notes	December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
ASSETS
Current assets
Cash and cash equivalents	3	4,707,774	166,091,674	21,553,421	20,831,493
Financial assets at fair value through profit or loss	4	10,269	362,311	391,799	366,838
Trade receivables	6	6,287,756	221,833,929	249,006,138	312,672,040
Trade receivables - related parties	28	604,775	21,336,657	29,590,718	2,944,049
Other receivables	6	912,390	32,189,390	44,986,798	37,562,946
Other receivables - related parties	28	6,571,904	231,858,743	87,168,930	14,392,642
Inventories	7	4,727,762	166,796,868	98,059,028	117,817,820
Prepaid expenses	17	1,959,893	69,145,587	155,435,508	70,401,614
Prepaid expenses, related parties	17	28	1,000	1,103,885	5,947
Tax prepayments	27	70,163	2,475,356	4,065,970	243,333
Other current assets	18	55,695	1,964,940	1,868,020	46,648,072
Total current assets		25,908,409	914,056,455	693,230,215	623,886,794

Non-current assets
Investments in associates	9	5,150,017	181,694,140	378,294,335	445,407,089
Investment properties	10	216,659,227	7,643,802,500	6,151,995,332	6,097,939,445
Property, plant and equipment, net	11	49,404,701	1,743,012,614	1,928,004,944	1,838,847,486
Intangible assets, net	12	218,893	7,722,577	8,928,821	10,048,444
Right-of-use assets	13	1,960	69,127	215,461	351,543
Deferred tax assets	27	1,840,925	64,948,399	4,770,341	69,769,489
Total non-current assets		273,275,723	9,641,249,357	8,472,209,234	8,462,363,496

Total assets		299,184,132	10,555,305,812	9,165,439,449	9,086,250,290

LIABILITIES
Current liabilities
Short-term provisions for employee benefits	15	138,875	4,899,551	3,591,949	2,710,508
Trade and note payables	6	16,144,921	569,597,660	683,837,400	651,212,588
Trade and note payables - related parties	28	19,589,157	691,111,341	356,228,354	1,028,826,380
Short-term borrowings	5	12,957,751	457,153,349	744,282,703	1,122,093,881
Short-term portion of long-term borrowings	5	1,401,511	49,445,713	51,730,413	16,125,625
Contract liabilities	8	3,454,209	121,865,541	102,647,445	112,722,758
Contract liabilities, related parties	8	658,306	23,225,245	1,853,012	193,544
Lease liabilities	13	2,133	75,260	143,638	145,648
Taxes payable	27	1,237,997	43,676,912	41,026,337	50,905,018
Accrued payroll	16	370,183	13,060,147	16,219,361	10,295,041
Other payables	18	955,770	33,719,840	96,636,986	181,073,765
Other payables, related parties	18	8,554,408	301,802,089	257,681,610	13,199,893
Total current liabilities		65,465,221	2,309,632,648	2,355,879,208	3,189,504,649

Non-Current liabilities
Long-term provisions for employee benefits	15	244,974	8,642,740	7,858,395	13,355,851
Long-term borrowings	5	6,709,034	236,696,739	414,558,268	768,213,071
Lease liabilities	13	-	-	86,424	242,613
Deferred tax liabilities	27	24,770,025	873,893,911	1,591,459,514	1,201,667,157
Taxes payable, non-current	27	89,552	3,159,410	13,656,811	2,949,875
Total non-current liabilities		31,813,585	1,122,392,800	2,027,619,412	1,986,428,567

Total liabilities		97,278,806	3,432,025,448	4,383,498,620	5,175,933,216

EQUITY
Share capital	19	4,386,301	154,750,000	154,750,000	154,750,000
Additional paid in capital	19	20,102,221	709,212,425	709,212,425	709,212,425
Restricted reserves	19	3,832,345	135,206,284	131,975,278	112,059,816
Retained earnings		173,332,828	6,115,234,045	3,780,149,685	2,929,958,636
Accumulated other comprehensive loss	19	(3,725)	(131,435)	(599,935)	(1,328,861)
Non-controlling interest	19	255,356	9,009,045	6,453,376	5,665,058
Total equity		201,905,326	7,123,280,364	4,781,940,829	3,910,317,074

Total equity and liabilities		299,184,132	10,555,305,812	9,165,439,449	9,086,250,290

The accompanying notes are an integral part of these audited consolidated financial statements.

F-3

YEŞİL GLOBAL ENERJİ A.Ş. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts expressed in Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at December 31, 2024, as described in note 2.1 unless otherwise indicated.)

		For the years ended December 31,
	Notes	2024 (U.S. dollars)	2024	2023

Revenues	20	71,634,870	2,527,299,660	2,748,627,268
Revenues-related parties	28	3,344,661	118,000,661	176,025,275
Cost of sales	20	(46,848,130)	(1,652,816,091)	(2,106,158,938)

Gross profit		28,131,401	992,484,230	818,493,605

Operating expenses:

General and administrative expenses	21	(4,284,479)	(151,157,703)	(103,536,313)
Selling expenses	22	(3,343,112)	(117,946,018)	(119,985,914)

Total operating expenses		(7,627,591)	(269,103,721)	(223,522,227)

Operating profit		20,503,810	723,380,509	594,971,378

Investment income	24	88,315,890	3,115,811,068	2,721,163,675
Investment expenses	24	(7,982,145)	(281,612,460)	(139,973,829)
Share of loss of associates		(4,072,611)	(143,682,949)	(81,550,628)
Interest income		2,807,093	99,035,078	20,698,029
Interest expenses		(9,251,731)	(326,403,842)	(252,794,232)
Other operating expenses	23	(2,830,588)	(99,863,984)	(308,336,354)
Monetary losses		(40,320,969)	(1,422,535,866)	(1,222,849,180)

Profit before tax		47,168,749	1,664,127,554	1,331,328,859

Income tax benefit (expenses)	27	19,181,908	676,743,481	(460,434,030)

Net profit		66,350,657	2,340,871,035	870,894,829

Net profit attributable to:
Non-controlling Interests		72,439	2,555,669	788,318
Owners of the Company		66,278,218	2,338,315,366	870,106,511

Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liability		17,706	624,667	971,901
Related tax		(4,426)	(156,167)	(242,975)
Other comprehensive income, net of tax		13,280	468,500	728,926

Total comprehensive income for the year		66,363,937	2,341,339,535	871,623,755

Total comprehensive income attributable to:
Non-controlling interests		72,439	2,555,669	788,318
Parent		66,291,498	2,338,783,866	870,835,437

Earnings per share attributable to the shareholders of the Company
Earnings per share from continuing operations, basic	26	0.43	15.11	5.62

The accompanying notes are an integral part of these audited consolidated financial statements.

F-4

YEŞİL GLOBAL ENERJİ A.Ş. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

(Amounts expressed in Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at December 31, 2024, as described in note 2.1 unless otherwise indicated.)

		Group A		Group B		Additional paid-in	Accumulated other comprehensive	Restricted	Retained	Total equity attributable to the owners of	Non-controlling
	Note	Shares	Amount	Shares	Amount	capital	income (loss)	reserves	earnings	the Company	interests	Total equity
Balance, January 1, 2023	19	15,475,000	15,475,000	139,275,000	139,275,000	709,212,425	(1,328,861)	112,059,816	2,929,958,636	3,904,652,016	5,665,058	3,910,317,074
Transfer to restricted reserves	19				-	-	-	19,915,462	(19,915,462)	-	-	-
Net profit for the year					-	-	-	-	870,106,511	870,106,511	788,318	870,894,829
Other comprehensive income	19				-	-	728,926	-	-	728,926	-	728,926
Balance, December 31, 2023	19	15,475,000	15,475,000	139,275,000	139,275,000	709,212,425	(599,935)	131,975,278	3,780,149,685	4,775,487,453	6,453,376	4,781,940,829
Transfer to restricted reserves	19				-			3,231,006	(3,231,006)	-	-	-
Net profit for the year					-	-	-	-	2,338,315,366	2,338,315,366	2,555,669	2,340,871,035
Other comprehensive income	19				-	-	468,500	-	-	468,500	-	468,500
Balance, December 31, 2024	19	15,475,000	15,475,000	139,275,000	139,275,000	709,212,425	(131,435)	135,206,284	6,115,234,045	7,114,271,319	9,009,045	7,123,280,364

Balance, December 31, 2024 in U.S. dollars			438,630		3,947,671	20,102,221	(3,725)	3,832,345	173,332,828	201,649,970	255,356	201,905,326

The accompanying notes are an integral part of these audited consolidated financial statements.

F-5

YEŞİL GLOBAL ENERJİ AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at December 31, 2024, as described in note 2.1 unless otherwise indicated.)

	For the years ended December 31,
	2024	2024	2023
	(U.S. dollars)
Cash flows from operating activities:
Net profit	66,350,656	2,340,871,035	870,894,829
Adjustments for:
Depreciation and amortization expenses	6,195,001	218,561,499	146,408,255
Depreciation of right-of-use assets	4,148	146,334	94,253
Provision for loss allowance for receivables	88,031	3,105,767	(4,037,916)
Provisions for employee benefits	180,869	6,381,120	2,261,090
Interest income	(2,807,093)	(99,035,078)	(20,698,029)
Interest expenses	9,251,731	326,403,842	252,794,232
Deferred income tax	(22,044,701)	(777,743,662)	454,791,505
Share of losses of associates	5,351,974	188,819,254	93,055,384
Accrual (reversal) of impairment of investments valued by the equity method	220,546	7,780,941	(36,571,576)
Fair value gain on investment properties	(89,587,852)	(3,160,686,295)	(1,841,398,979)
Net foreign exchange differences	687,890	24,268,949	95,577,019
Loss on disposal of investment properties	7,982,145	281,612,460	139,973,829
Loss on disposal or retirement of tangible assets, net	(19,941)	(703,535)	9,781,486
Changes in operating assets and liabilities:
Change in trade and notes receivable	1,267,782	44,727,720	53,932,082
Change in trade and notes receivable, related parties	839,740	29,626,294	(24,987,201)
Change in other receivables	321,829	11,354,226	(3,727,429)
Change in other receivables, related parties	(1,294,057)	(45,654,735)	(52,078,259)
Change in inventories	(1,948,334)	(68,737,839)	19,758,795
Change in prepaid expense	2,477,099	87,392,806	(86,131,836)
Change in taxes payable	120,214	4,241,189	(13,701,318)
Change in other current assets	(2,747)	(96,920)	44,780,052
Change in trade and notes payable	6,254,007	220,643,247	(639,973,214)
Change in other operating liabilities	(2,160,866)	(76,235,991)	116,314,497

Net cash used in operating activities	(12,271,929)	(432,957,372)	(422,888,449)

Cash flows from investing activities:
Cash inflows arising from the sale of investment properties	44,483,823	1,569,402,618	83,966,964
Cash outflows from the purchase of investment properties	(58,760,577)	(2,073,090,795)	(54,030,290)
Cash inflows arising from the sale of tangible and intangible assets	40,107	1,415,000	24,095,802
Cash outflows from the purchase of tangible and intangible assets	(937,475)	(33,074,390)	(241,378,665)
Investment in associates	-	-	(10,000,000)
Net cash used in investing activities	(15,174,122)	(535,347,567)	(197,346,189)

Cash flows from financing activities:
Proceed from loans	15,198,756	536,216,667	422,700,000
Repayment of loans	(19,182,795)	(676,774,755)	(486,824,664)
Interest paid	(7,354,714)	(259,476,500)	(109,053,342)
Net cash used in financing activities	(11,338,753)	(400,034,588)	(173,178,006)

Cash and cash equivalents, beginning of year	610,919	21,553,421	20,831,493

Net changes in cash and cash equivalents	(38,784,804)	(1,368,339,527)	(793,412,644)
Inflation effect on cash	42,881,659	1,512,877,780	794,134,572

Cash and cash equivalents, end of year	4,707,774	166,091,674	21,553,421

The accompanying notes are an integral part of these audited consolidated financial statements

F-6

YEŞİL GLOBAL ENERJİ A.Ş. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2024 and 2023

(Amounts expressed in Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at December 31,2024, as described in note 2.1 unless otherwise indicated.)

NOTE 1 – ORGANISATION AND NATURE OF OPERATIONS

Yeşil Global Enerji A.Ş. (“Yeşil Global”, “the Company”) was established on April 6, 2007. The main operating activity of Yeşil Global Enerji A.Ş. is to establish and operate an electricity generation facility from methane gas. Yeşil Global Enerji A.Ş. received a Production License valid for 23 years and 2 months, as from October 25, 2007, from the Turkish Energy Market Regulatory Authority Yeşil Global invested in two power plants in 2007 and 2008: the Odayeri Power Plant, located in Kemerburgaz, Istanbul, and the Kömürcüoda Power Plant, located in Şile, Istanbul. Both facilities commenced operations in 2009, with a combined installed capacity of 53.617 MWe. Electricity generation at the Odayeri Power Plant is scheduled to cease by the end of 2025, while the production licenses for both plants remain valid until December 25, 2030. As of December 31, 2024 and 2023, the major shareholder of Yeşil Global Enerji A.Ş. is Yeşil Holding A.Ş.

The address of the registered office and principal place of business is as follows: Kaptanpaşa Mah., Piyalepaşa Bulvarı, Ortadoğu Plaza No:73 İç Kapı No: 23, Okmeydanı, İstanbul.

Yeşil Global and its subsidiaries are collectively referred to as “the Group”.

Subsidiaries

The Subsidiaries included in these consolidated financial statements are as follows:

Körfez Enerji Sanayi ve Ticaret A.Ş. (“Körfez Enerji”) established on September 17, 2010 in Istanbul, Türkiye. The main activity of Körfez Enerji is to construct and operate facilities for the generation of electricity. Körfez Enerji has obtained Production Licenses from the Turkish Energy Market Regulatory Authority. These production licenses are expiring between October 2026 and October 2044.

Ort Elektrik Toptan Satış A.Ş. (“Ort Elektrik”) (Formerly: Ortadoğu Elektrik Enerjisi Toptan Satış A.Ş.) was established on June 4, 2010 in Istanbul, Türkiye. The main activity of Ort Elektrik is to buy and sell electrical energy. Ort Elektrik has been in operation since December 31, 2010. Ort Elektrik holds a Wholesale License valid for 20 years obtained from the Turkish Energy Market Regulatory Authority on October 06, 2010.

Distribution Tariffs

For power generation facilities established through capacity allocation competition, the lowest bid price is applied under the Renewable Energy Resources Support Mechanism (“YEKDEM”) for a period determined by the Ministry of Energy of the Republic of Türkiye.

Under this statutory purchase guarantee, electrical energy generated by landfill gas/biogas facilities operated by the Company is sold at a fixed unit price of 133 U.S. dollars /MWh for a 10-year period. As of the reporting date, approximately 90% of the Group’s electrical energy output is being sold through the YEKDEM mechanism. The YEKDEM prices are officially published in Schedule No I of Türkiye’s Law on Usage of Renewable Energy Resources for the Purpose of Generating Electricity. Each eligible facility receives a fixed feed-in tariff for 10 years from its commissioning date, after which support ends.

The consolidated financial statements were approved by the Board of Directors on November 12, 2025.

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NOTE 2 – BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Yeşil Global Enerji A.Ş and its subsidiaries maintain their books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Türkiye. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention except for investment properties, certain financial assets and liabilities which are measured at fair value, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS.

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.2.

The Board of Directors have at the time of approving the consolidated financial statements, a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Thus, the Group has applied the going concern basis of accounting in preparing the consolidated financial statements.

Financial reporting in hyperinflationary economy

Since the beginning of 2021, inflation in Türkiye has increased significantly. With the cumulative effect of increasing inflation in the recent three years, it has become necessary for entities operating in Türkiye to apply International Accounting Standards (“IAS”) 29 – Financial Reporting in Hyperinflationary Economies starting from June 30, 2022. One of the important indicators for the application of IAS 29 is a three-year compound inflation rate approaching or exceeding 100%. Three-year cumulative increase in Consumer Price Index (CPI) as of June 2022 has been 136% in Türkiye according to inflation data published by Statistical Institute of Türkiye (TÜİK) on July 4, 2022.

Adjustments have been made in accordance with the terms of IAS 29 “Financial Reporting in Hyperinflationary Economies” regarding the changes in the general purchasing power of the Turkish Lira as of December 31, 2024. The terms of IAS 29 require that financial statements prepared in the currency in the economy with hyperinflation should be expressed in terms of measuring unit current at the end of the reporting year and the amounts for the corresponding previous years should also be stated in terms of the measuring unit current at the end of the reporting year.

For the application of IAS 29, the Group used the conversion coefficient derived from the CPI in Türkiye published by the Statistical Institute of Türkiye. The adjustment coefficient was determined by undertaking the annual index comparison with the base year of 2024. The annual index and the adjustment coefficients used to prepare the consolidated financial statements are as follows:

Date	Annual Index	Adjustment Coefficient	Three years compound inflation rates

December 31, 2024	2684.55	1.000	291%
December 31, 2023	1859.38	1.444	268%
December 31, 2022	1128.45	2.379	156%

The following is a summary of the main procedures for the above-mentioned adjustments:

To perform the required restatement of financial statements under IAS 29, assets and liabilities are separated into those that are monetary and non–monetary, with non–monetary items further divided into those measured on either a current or historical basis.

Non-monetary items that are carried at amounts current at the end of the reporting year, such as net realizable value and fair value, are not restated. All other non-monetary assets and liabilities are restated.

Monetary assets and liabilities are not adjusted as they are presented in the current purchasing power at the end of the reporting year.

Non-monetary assets and liabilities are restated in terms of the current measuring unit at the end of the reporting year, by applying the change in the general price index from the transaction date when they arose to the end of the reporting year.

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Components of equity, except retained earnings, in the consolidated balance sheets are also restated by applying the relevant index from the date the components were contributed or otherwise arose. At the end of the first year and in subsequent periods all components of equity are restated by applying a general price index from the beginning of the year or the date of contribution, if later.

All items in the consolidated statements of profit or loss and other comprehensive income are expressed in terms of current measuring unit at the end of the reporting year. All amounts are restated on a monthly basis by applying the change in the general price index from the dates when the items of income and expenses originated.

The application of IAS 29 results in an adjustment for the income/(loss) of purchasing power of the Turkish Lira recognized in the profit or loss section of the consolidated statements of profit or loss and other comprehensive. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. This gain or loss on the net monetary position is derived as the difference resulting from the restatement of non-monetary assets, owners’ equity and items in the consolidated statements of profit or loss and other comprehensive income and the adjustment of index linked assets and liabilities.

Corresponding figures for the year ended December 31, 2023 have also been restated so that they are presented in terms of the purchasing power of the Turkish Lira as of December 31, 2024.

In the first reporting period in which hyperinflation exists, the requirements of IAS 29 are applied as if the economy had always been hyperinflationary. Therefore, the statement of financial position at the beginning of the earliest comparative period, is restated as the base of all subsequent reporting. Restated accumulated deficit in the statement of financial position at the beginning of the earliest comparative period is derived as balancing figure in the restated statement of financial position.

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (the “functional currency”). The functional currency of the Group is Turkish Lira (“TRY”).

Foreign currency transactions during the period have been translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into TRY at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the statement of comprehensive income in financial income or expense.

Convenience translation

U.S. dollars amounts at December 31, 2024 shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Turkish Lira (TRY), using the exchange rate of TRY 35.2803 per USD as of December 31, 2024, as reported by the Turkish central bank, Türkiye Cumhuriyet Merkez Bankası (“TCMB”). Such translation should not be construed as a representation that the TRY amounts have been or could be converted into USD at this or any other rate. The referred information in USD is solely for information purposes and does not represent that the amounts are in accordance with International Accounting Standards (“IAS”) 21 Effects of Variations in Foreign Currency Exchange Rates or the equivalent in USD in which the transactions were conducted or in which the amounts presented in TRY can be translated or realized.

First-time Adoption of International Financial Reporting Standards

The Group has adopted IFRS Accounting Standards as issued by IASB for the annual period beginning on January 1, 2024. In accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), the Group’s date of transition to IFRS Accounting Standards is January 1, 2023 (the “transition date”). Prior to the adoption of IFRS Accounting Standards, the Group previously prepared its consolidated financial statements, up to and including December 31, 2023, in accordance with Turkish Financial Reporting Standards (“TFRSs”). The consolidated financial statements for the year ended December 31, 2024 are the Group’s first set of financial statements prepared in accordance with IFRS, including IFRS 1. The Turkish Financial Reporting Standards are in full compliance with IFRS. No significant impact is noted in the transition.

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IFRS 1 allows first-time adopters to choose not to apply certain exemptions from the retrospective application of certain requirements under IFRS. In preparing the consolidated financial statements for the year ended December 31, 2024, the Group has not applied the optional exemptions as the TFRS is in full compliance with IFRS.

As the First-time Adopters of IFRS, the Group is required to file three statements of financial position, two years rather than three years of statements of profit or loss and other comprehensive income, changes in equity and cash flows prepared in accordance with IFRS, with appropriate related disclosures.

Comparative information

The current year consolidated financial statements of the Group include comparative financial information to enable the determination of the trends in financial position and performance. Comparative figures are reclassified, where necessary, to conform to the changes in the presentation of the current year consolidated financial statements.

2.2 Significant accounting estimates and assumptions

Estimates and assumptions are continuously evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amount of assets and liabilities are as follows:

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. The Group measures its investment properties at fair value at the end of each reporting year.

In estimating the fair value of an asset or a liability, the group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the group engages third party qualified valuers to perform the valuation.

Recognition and estimated useful life of property, plant and equipment and intangible assets

The Group depreciates its fixed assets on a straight-line basis over their estimated useful life and intangible assets on a straight-line basis over their estimated useful life. The estimated useful life, residual values and depreciation method are reviewed at the end of each year (Note 11 and Note 12).

Deferred income tax assets

The Group recognizes the deferred income tax assets to the extent that it is probable that future taxable profit and taxable temporary differences will be available against which the deductible temporary differences and tax losses carried forward can be utilized, using tax rates that are expected to be applied in the period when the asset is recovered. Recognition of deferred income tax assets was complex because it requires significant estimation and judgement, and it involves significant assumptions, including future taxable profits, future tax rates, the reversal of deductible and taxable temporary differences, and the possible utilization of tax losses carried forward that could be significantly affected by changes in the tax law framework and future market or economic conditions. Further details on deferred taxes are disclosed in Note 27 to the consolidated financial statements.

Provision for employment termination benefits

Provision for employment termination benefits is determined using actuarial assumptions (discount rates, future salary increases and employee turnover rates). These assumptions are reviewed at each balance sheet date and if necessary revised (Note 15).

Climate-Related Matters

The Group frequently assesses the potential impact of climate-related matters in the estimates and assumptions used as the basis for some items in the financial statements.

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Even though the Group considers that its business model will continue to be feasible after transition to a low-carbon economy, climate-related matters increase uncertainty in the following estimates and assumptions:

(i) Useful life of property, plant and equipment: upon reviewing the expected useful life and residual value of assets, the Group considers climate-related matters and the legislation that may restrict the use of assets or require major capital expenditure (Note 11).

(ii) Impairment of long-lived assets and business credit: upon assessing the recoverable value of these assets, the Group considers climate-related matters, and climate change regulations (Note 11 and Note 12).

(iii) Environmental remediation liabilities: the Group considers the potential impact of climate-related matters upon estimating future decommissioning costs. As of December 31, 2024 and 2023, the estimated future decommissioning costs were immaterial. In addition, the Group needs to pay the land permit fees relating to its environmental remediation obligations (Note 14).

Even though the Group considers climate-related matters have no major impact on the consolidated financial statements, it regularly assesses relevant changes and developments.

2.3 Basis of consolidation

Subsidiaries

The consolidation principles used in the preparation of these consolidated financial statements are summarized below:

a)	These consolidated financial statements include the accounts of the parent company, Yeşil Global Enerji A.Ş and its subsidiaries on the basis set out in section (b) below. The financial statements of the companies included in the consolidation are based on the accounting principles and presentation basis applied by the Group.

b)	Subsidiaries are all companies over which Yeşil Global Enerji A.Ş has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and it has the ability to affect those returns through its power over the investee. Thus, the principle of control sets out the following three elements of control:

-	Power over the investee;

-	Exposure or rights to variable returns from involvement with the investee;

-	The ability to use power over the investee to affect the amount of the investor’s returns.

The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at December 31, 2024 and 2023:

Name of subsidiary	Country of incorporation	Registered capital (in TRY)		Proportion of ownership interests held
		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Körfez Enerji San.ve Tic.A.Ş.	Türkiye	135,000,000	135,000,000	99.87%	99.87%
ORT Elektrik Toptan Satış A.Ş.	Türkiye	1,000,000	1,000,000	99.20%	99.20%

The statement of financial position and the statements of profit or loss and other comprehensive income of the subsidiaries are consolidated on a line-by-line basis and the carrying value of the investment held by Yeşil Global Enerji A.Ş in its subsidiaries is eliminated against equity. The intercompany transactions and balances between Yeşil Global Enerji A.Ş and its subsidiaries are eliminated on consolidation. The cost of, and the dividends arising from, shares held by Yeşil Global Enerji A.Ş in its subsidiaries are eliminated from equity and income for the year, respectively. The subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

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Investments accounted for using the equity method

Investments accounted for using the equity method are investments in associates.

An associate is an entity over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The operating results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Group also recognizes its share in the changes in the equities of associates. The Group holds interests in two associates, Wowwo E- Ticaret Telekomünikasyon ve Teknoloji A.Ş. (“Wowwo”) and Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş. (“OYEN”). The financial statements of Wowwo and OYEN are prepared for the same reporting year as the Group. The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group’s share of the profit or loss of the investees after the date of acquisition.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

2.4 Recent accounting pronouncements

The accounting policies adopted in preparation of the consolidated financial statements as of December 31, 2024 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of January 1, 2024 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i)	Standards, amendments and interpretations applicable as of December 31, 2024:

●	Amendment to IAS 1 – Non-current liabilities with covenants; effective from annual periods beginning on or after January 1, 2024. These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. This change had no impact on the financial position and performance of the Group.

●	Amendment to IFRS 16 – Leases on sale and leaseback; effective from annual periods beginning on or after January 1, 2024. These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. This change had no impact on the financial position and performance of the Group.

●	Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements; effective from annual periods beginning on or after January 1, 2024. These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the International Accounting Standards Board’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. This change had no impact on the financial position and performance of the Group.

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●	IFRS S1 General Requirements for Disclosures about Sustainability Disclosures Related to Financial Information; effective from annual periods beginning on or after January 1, 2024. IFRS S1 provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities they face over the short, medium, and long term. The objective of IFRS S1 is to require an entity to disclose information about its sustainability-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity. This change had no impact on the financial position and performance of the Group.

●	IFRS S2 Climate-related Disclosures; effective from annual periods beginning on or after January 1, 2024. IFRS S2 sets out specific climate-related disclosures and is designed to be used with IFRS S1. The objective of IFRS S2 is to require an entity to disclose information about its climate-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity.” We disclosed climate-related matters in Note 2.

ii)	Standards, amendments, and interpretations that are issued but not effective as of December 31, 2024:

●	Amendments to IAS 21 – Lack of exchangeability; effective from annual periods beginning on or after January 1, 2025. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations.

●	Amendment to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments; effective from annual reporting years beginning on or after January 1, 2026 (early adoption is available). These amendments:

●	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and
●	make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

●	Annual improvements to IFRS – Volume 11; Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 amendments are to the following standards:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards,
●	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7,
●	IFRS 9 Financial Instruments,
●	IFRS 10 Consolidated Financial Statements, and
●	IAS 7 Statement of Cash Flows.

F-13

●	IFRS 18 Presentation and Disclosure in Financial Statements; effective from annual periods beginning on or after January 1, 2027. This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

●	IFRS 19 Subsidiaries without Public Accountability: Disclosures; effective from annual periods beginning on or after January 1, 2027. Earlier application is permitted. This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:

●	it does not have public accountability, and
●	it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards. Management has assessed that the amendment will have no impact on the consolidated financial statements.

As of the date the accompanying consolidated financial statements were issued, the Group continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Group completes its evaluation.

2.5 Summary of significant accounting policies

The significant accounting policies followed in the preparation of these consolidated financial statements are summarized below:

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand and time deposits with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

From time to time, the Group may maintain bank balances in excess of TRY400,000 in year 2023 and TRY 650,000 in year 2024 in each credit institution, which is currently the maximum amount insured by the Saving Deposit Insurance Fund (SDIF) for deposits and participation funds. The Group has not experienced any losses with respect to cash. Management believes our Group is not exposed to any significant credit risk with respect to its cash.

Financial instruments

Financial assets and liabilities shall be recognized when the Croup becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL).

F-14

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI or at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

-	Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Trade and other receivables are relatively short-term therefore the EIR method would not result in a significant difference. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost include trade receivables and other receivables.

-	Financial assets at FVOCI

These assets are subsequently measured at fair value. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

The Group had no financial assets measured at FVOCI during the years 2024 and 2023.

-	Financial assets at FVTPL

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes listed equity investments which the Group had not irrevocably elected to classify at FVOCI. Dividends on listed equity investments are recognized as other income in the statement of profit or loss when the right of payment has been established.

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Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statements of financial position) when:

-	The rights to receive cash flows from the asset have expired, or

-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in trade receivables and other receivables.

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial liabilities

Initial recognition, measurement and presentation

Financial liabilities are classified, at initial recognition, as borrowings and payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of borrowings and payables, net of directly attributable transaction costs.

F-16

The Group’s financial liabilities include trade and other payables and borrowings.

The Group classifies financial liabilities that arise from supplier finance arrangement within trade and other payables in the statement of financial position if they have a similar nature and function to trade payables. This is the case if the supplier finance arrangement is part of the working capital used in the Group’s normal operating cycle, the level of security provided is similar to trade payables and the terms of the liabilities that are part of the supply chain finance arrangement are not substantially different from the terms of trade payables that are not part of the arrangement. Cash flows related to liabilities arising from supplier finance arrangements that are classified in trade and other payables in the consolidated statements of financial position are included in operating activities in the consolidated statements of cash flows. No supplier finance arrangement for the Group.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in the following category:

- Financial liabilities at amortized cost (borrowings)

Financial liabilities at amortized cost (borrowings)

This is the category most relevant to the Group. After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Related parties

For the purpose of these consolidated financial statements, shareholders who have control or joint control over the Group, key management personnel and Board members, in each case together with their close family members and the legal entities over which these related parties exercise control and significant influence, subsidiaries and joint ventures are considered and referred to as related parties.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition is defined as the initial cost. The cost of inventories is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provision for inventories is accounted in cost of inventory sold.

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that a non-financial asset may be impaired. If such an indication exists, the Group estimates the asset’s recoverable amount. An asset is considered impaired when its carrying amount exceeds its recoverable amount. Impairment losses are recognized in the statement of profit or loss and other comprehensive income.

F-17

The recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use, which is based on the discounted future cash flows expected to be derived from the asset, reflecting management’s expectations of future economic and operating conditions. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows, defined as the cash-generating unit. An assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses no longer exist or may have decreased.

Any reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

Property, plant and equipment

Property and equipment are carried at cost less accumulated depreciation and are amortized on a straight-line basis. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the profit or loss of the statement of comprehensive income as incurred. The cost includes expenditure that is directly attributable to the acquisition of the items. The assets’ residual values and estimated useful economic life is reviewed at the end of each reporting year and adjusted prospectively if appropriate. The depreciation periods for property, plant and equipment, which approximate the useful life of such assets, are as follows:

Plant, Machinery and Equipment	3–30 years
Vehicles	5 years
Fixtures	2-15 years
Leasehold improvements	5-14 years

An impairment loss is charged to profit and loss for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s net selling price and value in use.

Repair and maintenance expenses are expensed as incurred. Repair and maintenance expenditures are capitalized if they result in the enlargement or visible improvement of the related asset.

Gains or losses on disposals of property and equipment, which is determined by comparing the proceeds with the carrying amount, are included in the related income and expense accounts, as appropriate.

Intangible assets

Acquired intangible assets include acquired rights of use, information systems and other identifiable rights. Intangible assets with finite useful life are carried at cost less residual values, if any, accumulated amortization and accumulated impairment losses.

These assets are amortized on a straight-line basis over their estimated useful life (useful life not exceeding 10 years). The estimated useful life and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

Rights	5–15 years
Other intangible assets	3-18 years

Investment property

Investment property, defined as property held to earn rentals and/or for capital appreciation (including property under construction for such purposes), is measured initially at cost, inclusive of transaction costs. Subsequent to initial recognition, investment property is measured at fair value. Changes in fair value are recognized in profit or loss in the period in which they arise. An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any resulting gain or loss arising on derecognition of the property, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in profit or loss in the year in which the property is derecognized.

F-18

Leases

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys right to control the use of an identified asset for a period of time in exchange for consideration.

For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as lease separately from non-lease components of the contract.

The Group determines the lease term as the non-cancellable period of lease, together with both:

-	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

-	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of lease.

The Group as a lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximizing the use of observable information.

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a change in circumstances that:

-	is within the control of the Group,

-	affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

At the commencement date, the Group recognizes a right of use asset and a lease liability under the lease contract.

Short-term lease agreements with a lease term of 12 months or less and agreements determined by the Group as low value have been determined to be within the scope of the practical expedient included in IFRS 16. For these agreements, the lease payments are recognized as other operating expenses in the period in which they are incurred. Such expenses have no significant impact on Group’s consolidated financial statements.

Lease liability

Lease liability is initially recognized at the present value of future lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

After initial recognition, the lease liability is measured by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

The Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate when: (a) there is a change in the lease term as a result of reassessment of the expectation to exercise a renewal option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined, or if not, its incremental borrowing rate at the date of reassessment.

F-19

Where: (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including changes to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate unless the change in lease payments results from a change in floating interest rates. In such cases, the Group uses the revised discount rate that reflects the changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right of use asset. When the carrying amount of the right of use asset is reduced to zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets;

-	The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For lease modifications that are not accounted for as a separate lease, the Group, at the effective date of the lease modification; (a) allocates the consideration in the modified contract; (b) determines the lease term of the modified lease; and (c) remeasures the lease liability by discounting the revised lease payments using a revised discount rate.

The revised discount rate is determined as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the lessee’s incremental borrowing rate at the effective date of the modification, if the interest rate implicit in the lease cannot be readily determined.

Right of use assets

The right of use asset is initially recognized at cost comprised of:

-	The amount of the initial measurement of the lease liability,

-	Any lease payments made at or before the commencement date, less any lease incentives received,

-	Any initial direct costs incurred by the Group, and

-	An estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognized as part of the cost of right of use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

Right of use assets are amortized on a straight-line basis over their estimated useful lives and carried at cost less accumulated amortization and impairment losses. Adjustments are made for any re-measurement of lease liabilities. Useful life is determined as the shorter of the estimated useful life and the lease term. Useful lives of right of use assets are as follows:

	Estimated useful life	Depreciation rate
Buildings	20 years	5%

The Group as a lessor

The group enters into lease agreements as a lessor with respect to some of its investment properties.

F-20

Leases for which the group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

Subsequent to initial recognition, the group regularly reviews the estimated unguaranteed residual value and applies the impairment requirements of IFRS 9, recognizing an allowance for expected credit losses on the finance lease receivables.

Finance lease income is calculated with reference to the gross carrying amount of the lease receivables, except for credit impaired financial assets for which interest income is calculated with reference to their amortized cost (i.e. after a deduction of the loss allowance).

When a contract includes both lease and non-lease components, the group applies IFRS 15 to allocate the consideration under the contract to each component.

Deferred income taxes

Deferred income tax is accounted for using the liability method, based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax calculations use tax rates that are enacted or substantively enacted as of the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, whereas deferred tax assets arising from deductible temporary differences, tax losses, or tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are presented net when there is a legally enforceable right to offset current tax receivables against current tax liabilities, and when the deferred tax assets and liabilities relate to taxes levied by the same tax authority on the same taxable entity.

Provision for post-employment benefits

Under the Turkish Labor Law, the Group is required to pay post-employment benefits to each employee who has completed one year of service and achieves the retirement age (58 for women and 60 for men), or whose employment is terminated without due cause, or is called up for military service, or dies.

The provision for post-employment benefits represents the present value of the estimated total reserve of the future probable obligation of the Group arising from the retirement of the employees calculated using the “Projected Unit Credit Method” and based on factors derived using the experience of personnel terminating their services.

The current service cost, which is recognized in the consolidated statements of comprehensive income, reflects the increase in the defined benefit obligation resulting from employee service in the current year. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in statement of profit or loss and other comprehensive income.

Commitments, contingent assets and liabilities

Contingent assets and liabilities

A contingent liability is a possible obligation that arises from past events whose existence would be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognized because it is not probable that an outflow of resources would be required to settle the obligation. Contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Group does not recognize contingent liability as of December 31, 2024 and 2023. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

F-21

Commitments

A commitment is an enforceable, legally binding agreement to make a payment in the future for the purchase of goods and services. Commitments are not recognized in the consolidated financial statements, only disclosed (Note 14).

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has generally concluded that it acts as the principal in its revenue arrangements.

Revenue is recognized at the transaction price allocated to each performance obligation, which represents the consideration expected in exchange for transferring promised goods or services to a customer. Control is deemed to be transferred when the customer obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the goods or services.

Under the IFRS 15 five-step model for revenue recognition, the Group evaluates each contract to identify distinct performance obligations and determines whether each obligation is satisfied over time or at a point in time.

Sale of electricity

Revenues from the sale of electricity are recognized when the performance obligation to transfer the electricity is satisfied upon the actual delivery of electricity to the customer. The Group’s revenue from its business activities mostly arises from its Power Purchase Agreements (PPA) to provide electricity to local electricity authorities, Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”). The agreements are for a predetermined period and at a fixed tariff, including one performance obligation. The Group uses the YEKDEM Price officially published, and the transmission is monitored by EPİAŞ system. The remaining produced electricity is sold at market rates.

Pursuant to long-term agreements with İstanbul Çevre Koruma ve Atık Maddeleri Değerlendirme Sanayi ve Ticaret A.Ş. and İzmit Atık ve Artıkları Arıtma Yakma ve Değerlendirme A. Ş., both municipal enterprises, Yeşil Global and its subsidiary Körfez Enerji receive the rights to collect and utilize landfill gas in exchange for a revenue share of 11.1% to 40%, depending on the site.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer). Total customer deposits of TRY 112,916,302 recorded as of December 31, 2022 were recognized in revenue during the fiscal year ended December 31, 2023. Total customer deposits of TRY 104,500,457 recorded as of December 31, 2023 were recognized in revenue during the fiscal year ended December 31, 2024.

Earnings per share

Earnings per share is calculated by dividing net profit by the weighted average number of shares outstanding during the relevant period. In Türkiye, companies can increase their capital through the distribution of ‘bonus shares’ to shareholders from retained earnings of prior years. When calculating earnings per share, such bonus share issuances are considered as issued shares. Accordingly, the weighted average number of shares used in the earnings per share calculation is determined by retroactively applying the issuance of bonus shares. The Group did not issue any bonus shares during the years 2023 and 2024.

Restricted reserves

According to Article 519 of the Turkish Commercial Code No. 6102, the general legal reserve is appropriated out of the statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the company’s paid-in capital. After distributing a 5% first dividend to shareholders, 10% of the profit distributed as dividend must also be set aside as a reserve. No dividends were declared or paid during years 2024 and 2023. According to the Turkish Commercial Code, unless the general legal reserve does not exceed half of the share capital or issued capital, it may only be used to cover losses, to continue the business when business is not going well, or to take measures to prevent unemployment and mitigate its consequences.

F-22

Fair value measurements

The Group measures its equity investments at fair value at the end of each reporting year. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	-	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3	-	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting year.

Events after the reporting year

If the Group receives information after the reporting year, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting year, it will assess whether the information affects the amounts that it recognizes in its financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting year and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting year, the Group will not change the amounts recognized in its financial statements, but will disclose the nature of the non-adjusting events and an estimate of their financial effects, or a statement that such an estimate cannot be made, if applicable.

Segment reporting of financial information

Operating segments are identified on the same basis as financial information is reported internally to the Group’s chief operating decision maker (“CODM’’), the chief executive officer. The Group management determines operating segments by reference to the reports reviewed by the CODM to make strategic decisions.

F-23

NOTE 3 – CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Cash at banks
- Demand deposits	47,006,204	1,549,064
- Time deposits	118,730,000	19,491,134
Other cash and cash equivalents	355,470	513,223
Total	166,091,674	21,553,421

As of December 31, 2024 and 2023, there were no restricted deposit balances in cash and cash equivalents.

NOTE 4 – FINANCIAL INVESTMENTS

	December 31, 2024	December 31, 2023
Financial assets measured at fair value through profit or loss
Equity shares-Stocks	362,311	391,799
Total	362,311	391,799

As of December 31, 2024, the fair value of the investments has been valued based on the best bid prices closing on Borsa İstanbul A.Ş. (“BİST”).

According to IFRS 13 Fair Value Measurement Standard, to enhance consistency and comparability in fair value measurements and related disclosures, a fair value hierarchy has been established, classifying the inputs used in valuation methods into three levels. Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date. The fair value of the mentioned investment held by the Group has been determined based on the best bid price closing on BİST as of December 31, 2024 and 2023.

The credit risk analysis of financial investments as of December 31, 2024 and 2023 is detailed in Note 30.

The movements of financial assets measured at fair value through profit or loss are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance of the year	391,799	366,838
Change in fair value recognized in profit or loss	(29,488)	94,593
Ending balance of the year	362,311	348,673
Hyperinflation adjustment	-	43,126
Ending balance of the year after hyperinflation adjustment	362,311	391,799

NOTE 5 – BANK BORROWINGS

	December 31, 2024	December 31, 2023
Short-term bank borrowings	457,153,349	744,282,703
Short-term portion of long-term borrowings	49,445,713	51,730,413
Long-term bank borrowings	236,696,739	414,558,268
Total	743,295,801	1,210,571,384

F-24

Bank borrowings details are as follows:

As of December 31, 2024

Banks	Currency	Loan Balance	Equivalent Value in TRY	Loan Acquisition Date	Interest Rate %	Maturity Date
Türkiye Halk Bankası A.Ş. (“Bank A”)
Bank A	TRY	163,485,469	163,485,469	02/19/2021	13.50	02/19/2029
Bank A	TRY	123,599,448	123,599,448	02/19/2021	13.50	02/19/2029
Subtotal from Bank A			287,084,917
Denizbank A.Ş. (“Bank B”)
Bank B	TRY	90,000,000	90,000,000	11/05/2024	53.00	07/01/2025
Bank B	USD	684,448	24,108,517	02/28/2020	8.00	10/31/2025
Bank B	USD	3,664,659	128,135,700	07/07/2020	8.00	10/31/2025
Bank B	TRY	213,966,667	213,966,667	03/13/2024	42.50	07/31/2025
Subtotal from Bank B			456,210,884
Total			743,295,801

As of December 31, 2023

Banks	Currency	Loan Balance	Equivalent Value in TRY	Loan Acquisition Date	Interest Rate %	Maturity Date
Bank A	TRY	466,841,136	466,841,136	02/19/2021	13.50	02/19/2029
Bank A total			466,841,136
Bank B	TRY	558,457,198	558,457,198	03/10/2023	9.00	03/13/2024
Bank B	USD	1,002,636	29,515,799	02/28/2020	8.00	10/31/2025
Bank B	USD	5,290,991	155,757,251	07/07/2020	8.00	10/31/2025
Bank B total			743,730,248
Total			1,210,571,384

As of December 31, 2024, the Group’s borrowings from Bank B were secured by the following:

-	A TRY 555,496,000 pledges, including all equity shares owned by the Group’s shareholders and total assets.

-	A TRY 2,163,191,580 joint guarantee by the Group and its major shareholders.

As of December 31, 2024, the Group’s borrowings from Bank A were secured by the following:

-	A TRY 6,232,725,100 mortgage of investment properties.

-	A TRY 700,000,000 joint guarantee by the Group and its major shareholders.

As of December 31, 2023, the Group’s borrowings from Bank B were secured by the following:

-	A TRY 499,096,000 pledges, including all equity shares owned by the Group’s shareholders and total assets.

-	A TRY 1,497,281,585 joint guarantee by the Group and its major shareholders.

As of December 31, 2023, the Group’s borrowings from Bank A were secured by the following:

-	A TRY 4,977,093,400 mortgage of investment properties.

-	A TRY 950,000,000 joint guarantee by the Group and its major shareholders.

F-25

The movement schedule of the Group’s bank borrowings is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance of the year	821,624,272	790,171,918
Addition	536,216,667	422,700,000
Accrued interest added to principal	259,476,500	109,053,342
Payments of principal	(676,774,755)	(486,824,664)
Payments of interest	(259,476,500)	(109,053,342)
Effect of exchange rate changes	24,268,949	95,577,018
Ending balance of the year	705,335,133	821,624,272
Debt discount amortization	37,960,668	16,418,191
Ending balance of the year after debt discount amortization	743,295,801	838,042,463
Hyperinflation adjustment	-	372,528,921
Ending balance of the year after hyperinflation adjustment	743,295,801	1,210,571,384

The repayment schedule of the Group’s bank borrowings is as follows:

	December 31, 2024	December 31, 2023
To be paid within 1 year	506,599,062	796,013,116
To be paid between 1-5 years	236,696,739	414,558,268
Total	743,295,801	1,210,571,384

NOTE 6 – TRADE RECEIVABLES, OTHER RECEIVABLES AND TRADE PAYABLES

The trade receivables of the Group mostly consist of receivables from corporate customers.

	December 31, 2024	December 31, 2023
Trade receivables from related parties	21,336,657	29,590,718
Trade receivables from third parties	224,174,916	249,983,139
Less: Expected credit loss allowance	(2,340,987)	(977,001)
Total	243,170,586	278,596,856

Trade receivables consist of receivables from customers for goods sold or services provided in the normal course of business. The Group holds its trade receivables to collect contractual cash flows and accordingly measures them at amortized cost using the effective interest method.

Expected credit losses on trade receivables are calculated by analyzing the current financial position and taking into account the general economic conditions of the industry in which the relevant customer operates and the conditions at the reporting date. The effects of expected credit losses have been calculated and are not recognized in the financial statements due to their minimal impact on the financial statements.

The movements in expected credit loss allowance of trade receivables for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance of the year	676,693	1,018,186
Provisions allocated during the year	1,664,294	(341,493)
Ending balance of the year	2,340,987	676,693
Hyperinflation adjustment	-	300,308
Ending balance of the year after hyperinflation adjustment	2,340,987	977,001

F-26

Other receivables

	December 31, 2024	December 31, 2023
Other receivables from related parties	231,858,743	87,168,930
Other receivables from third parties	42,626,428	57,417,783
Less: Expected credit loss allowance	(10,437,038)	(12,430,985)
Total	264,048,133	132,155,728

The movements in expected credit loss allowance of other receivables for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance of the year	8,609,981	12,463,071
Provisions allocated during the year	1,827,057	(3,853,090)
Ending balance of the year	10,437,038	8,609,981
Hyperinflation adjustment	-	3,821,004
Ending balance of the year after hyperinflation adjustment	10,437,038	12,430,985

The trade payables of the Group mostly consist of payable to suppliers.

Trade payables

	December 31, 2024	December 31, 2023
Trade payables	330,411,801	361,374,324
Trade payables, related parties	546,053,251	263,191,386
Note payables	239,185,859	322,463,076
Note payables, related parties	145,058,090	93,036,968
Total	1,260,709,001	1,040,065,754

NOTE 7 – INVENTORIES

The Group’s inventories at the end of each of the years are as follows:

	December 31, 2024	December 31, 2023
Supplies and spare parts of gas engines	166,796,868	98,059,028
Total	166,796,868	98,059,028

F-27

NOTE 8 – CONTRACT LIABILITIES

	December 31, 2024	December 31, 2023
Advances received from third parties	121,865,541	102,647,445
Advances received from related parties	23,225,245	1,853,012
Total	145,090,786	104,500,457

The movements in contract liabilities for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31,2024	For the year ended December 31,2023
Beginning balance of the year	72,379,378	78,208,382
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(1,957,723,144)	(1,817,446,163)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	2,030,434,552	1,811,617,159
Ending balance of the year	145,090,786	72,379,378
Hyperinflation adjustment	-	32,121,079
Ending balance of the year after hyperinflation adjustment	145,090,786	104,500,457
Including:
Ending balance of the year, related parties	121,865,541	102,647,445
Ending balance of the year, third parties	23,225,245	1,853,012

Advance received from third parties consist of advances received from EPİAŞ. In the daily advance payment system, daily production estimates related to energy production are entered into EPİAŞ’s system by the power plants. Advance payments are made two days before the actual production date and is based on EPİAŞ’s expected demands. On the 15th day of the following month, the Group will settle with EPİAŞ based on the actual production. The payments from EPİAŞ are generally within 7 days.

NOTE 9 –INVESTMENTS IN ASSOCIATES

Details of each of the Group’s associates at the end of the reporting year are as follows:

Name of associates	Country of incorporation	Proportion of ownership interests held
		December 31, 2024	December 31, 2023
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Türkiye	45.58%	45.58%
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş.	Türkiye	45.00%	45.00%

Both the above associates are accounted for under the equity method in the consolidated financial statements.

Investments accounted for using the equity method are as follows:

	December 31, 2024	December 31, 2023
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	770,428,676	955,271,965
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic. A.Ş.	5,336,872	9,312,837
Total	775,765,548	964,584,802

Impairment	(594,071,408)	(586,290,467)
Net value	181,694,140	378,294,335

F-28

The movement of investments accounted for using the equity method is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance of the year	378,294,335	308,499,016
Share purchase	-	10,000,000
Share of loss	(188,819,254)	(93,055,384)
(Accrual) reversal of impairment	(7,780,941)	36,571,576
Hyperinflation adjustment	-	116,279,127
Ending balance of the year after hyperinflation adjustment	181,694,140	378,294,335

The financial information of Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş. and Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic. A.Ş., which are accounted through equity method, as of December 31, 2024 and 2023 are as follows:

Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.

	December 31, 2024	December 31, 2023
Total assets	872,272,224	1,541,526,621
Total liabilities	435,071,934	698,790,709
Net assets	437,200,290	842,735,912

	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	21,017,603	7,224,337
Cost of sales	(3,596,876)	(2,117,497)
Gross profit	17,420,727	5,106,840
Operating expenses	(38,603,315)	(65,255,480)
Operating loss	(21,182,588)	(60,148,640)
(Expenses) Income from investing activities	(208,030,163)	123,967,139
Financial expenses	(4,103,199)	(13,818,795)
Other income	1,226,573	50,176,232
Hyperinflation adjustment	(266,859,960)	(351,056,550)
Income tax benefits (expenses)	93,413,714	(32,636,440)
Net loss for the year	(405,535,623)	(283,517,054)

Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic. A.Ş.

	December 31, 2024	December 31, 2023
Total assets	22,161,801	20,056,925
Total liabilities	10,302,085	5,722,965
Net assets	11,859,716	14,333,960

F-29

	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	277,991	169,722
Cost of sales	13,536,762	(702,151)
Gross profit (loss)	13,814,753	(532,429)
Operating expenses	(2,030,184)	(22,628,447)
Operating profit (loss)	11,784,569	(23,160,876)
Financial expenses	(27,163)	(16,839)
Other income	994,030	17,174,383
Hyperinflation adjustment	(13,966,189)	(41,000)
Income tax expenses	(883,946)	(262,072)
Net loss for the year	(2,098,699)	(6,306,404)

NOTE 10 –INVESTMENT PROPERTIES

The Group’s has the following investment properties as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Land and Plots	1,062,130,000	1,098,224,344
Buildings	6,581,672,500	5,053,770,988
Total	7,643,802,500	6,151,995,332

	For the year ended December 31,2024	For the year ended December 31,2023
Beginning balance of the year	4,261,011,000	2,563,267,478
Additions	2,073,090,795	54,030,290
Disposals	(1,851,015,078)	(180,609,000)
Changes in fair value	3,160,715,783	1,841,374,018
Transfer to property, plant, and equipment	-	(17,051,786)
Ending balance of the year	7,643,802,500	4,261,011,000
Hyperinflation adjustment	-	1,890,984,332
Ending balance of the year after hyperinflation adjustment	7,643,802,500	6,151,995,332

The Group classifies buildings held to earn rentals or for capital appreciation or both, rather than for use in the production of goods or services, or for administrative purposes or sale in the ordinary course of business as investment property. The rental income earned was TRY 26,739,490 and TRY 30,344,495 for year 2024 and 2023, respectively.

The fair value of the investment properties was measured using the market approach and cost approach based on Level 3 inputs by independent professional appraisers. The fair values of the buildings were determined based on (i) the market comparable approach, which involves examining comparable samples with common fundamental characteristics to the appraised property, and (ii) the cost approach, which estimates the fair value of the property by combining the land value—determined based on comparable plots in similar areas—and the estimated construction cost of the property.

No alternative valuation techniques were used during the current year.

In determining the fair value of investment properties, the highest and best use of the current use value was applied. The fair value assessment of investment properties for the year 2023 was performed by AGD Anadolu Gayrimenkul Değerleme ve Danışmanlık A.Ş., a Türkiye - based company that provides real estate valuation and consultancy services. The fair value assessment of investment properties for the year 2024 was performed by Admer Gayrımenkul Değerleme ve Danışmanlık A.Ş., a Türkiye - based real estate valuation and consultancy firm.

F-30

As of December 31, 2024 and 2023, the Group’s investment properties and the fair value hierarchy for the respective assets are presented in the table below:

		Fair value level as of reporting date
	December 31, 2024	Level 1	Level 2	Level 3
Land and Plots	1,062,130,000	-	-	1,062,130,000
Buildings	6,581,672,500	-	-	6,581,672,500
Total	7,643,802,500	-	-	7,643,802,500

	December 31, 2023	Level 1	Level 2	Level 3
Land and Plots	1,098,224,344	-	-	1,098,224,344
Buildings	5,053,770,988	-	-	5,053,770,988
Total	6,151,995,332	-	-	6,151,995,332

As of December 31, 2024 and 2023, the Group’s investment properties have been pledged as collateral for loans or other financial obligations totaling TRY 8,817,086,700 (including TRY 6,232,725,100 to Türkiye Halk Bankası A.Ş.) and TRY 4,977,093,400 (including TRY 4,977,093,400 to Türkiye Halk Bankası A.Ş.), respectively.

F-31

NOTE 11 – PROPERTY, PLANT AND EQUIPMENT

The movements in property, plant and equipment and related accumulated depreciation during the years ended December 31, 2024 and 2023 were as follows:

	December 31, 2023	Additions	Disposals	Transferred	Hyperinflation adjustment	December 31, 2024
Cost:
Buildings	38,036,670	-	-	-	-	38,036,670
Machinery and equipment	2,308,240,300	4,025,243		8,735,594	-	2,321,001,137
Motor Vehicles	53,513,800	5,241,844	(1,913,912)	-	-	56,841,732
Fixtures and Fittings	62,862,788	3,679,943	-	-	-	66,542,731
Leasehold improvements	242,254,247	9,933,459	-	2,175,697	-	254,363,403
Construction in progress	490,037,194	9,999,836	-	(10,911,291)	-	489,125,739
Total	3,194,944,999	32,880,325	(1,913,912)	-	-	3,225,911,412

Accumulated depreciation:
Buildings	(1,901,834)	(1,901,833)	-	-	-	(3,803,667)
Machinery and equipment	(1,118,467,337)	(183,191,127)	-	-	-	(1,301,658,464)
Motor Vehicles	(28,916,733)	(5,568,194)	1,202,447	-	-	(33,282,480)
Fixtures and Fittings	(46,981,179)	(3,538,546)	-	-	-	(50,519,725)
Leasehold improvements	(70,672,972)	(22,961,490)	-	-	-	(93,634,462)
Total	(1,266,940,055)	(217,161,190)	1,202,447	-	-	(1,482,898,798)

Carrying amounts	1,928,004,944	(184,280,865)	(711,465)	-	-	1,743,012,614

F-32

	January 1, 2023	Additions	Disposals	Transferred	Hyperinflation adjustment	December 31, 2023
Cost:
Buildings	-	26,345,057	-	-	11,691,613	38,036,670
Machinery and equipment	2,339,731,185	108,048,369	(213,361,072)	83,501,404	(9,679,586)	2,308,240,300
Motor vehicles	51,745,339	1,480,616	(255,739)	-	543,584	53,513,800
Fixtures and fittings	60,400,138	1,714,527	(113,704)	104,864	756,963	62,862,788
Leasehold improvements	238,744,713	1,687,876	-	742,908	1,078,750	242,254,247
Construction in process	464,475,240	102,053,964	-	(84,349,176)	7,857,166	490,037,194
Total	3,155,096,615	241,330,409	(213,730,515)	-	12,248,490	3,194,944,999

Accumulated depreciation:
Buildings	-	(1,317,253)	-	-	(584,581)	(1,901,834)
Machinery and equipment	(1,201,056,363)	(122,655,420)	179,516,464	-	25,727,982	(1,118,467,337)
Motor vehicles	(22,871,040)	(4,443,122)	255,739	-	(1,858,310)	(28,916,733)
Fixtures and fittings	(43,624,102)	(2,438,891)	113,704	-	(1,031,890)	(46,981,179)
Leasehold improvements	(48,697,624)	(15,220,623)	-	-	(6,754,725)	(70,672,972)
Total	(1,316,249,129)	(146,075,309)	179,885,907	-	15,498,476	(1,266,940,055)

Carrying amounts	1,838,847,486	95,255,100	(33,844,608)	-	27,746,966	1,928,004,944

NOTE 12 – INTANGIBLE ASSETS

The movements in intangible assets and related accumulated amortization during the years ended December 31, 2024 and 2023 were as follows:

	December 31, 2023	Additions	Disposals	Hyperinflation adjustment	December 31, 2024
Costs:
Rights	24,153,186	194,065	-	-	24,347,251
Other intangible assets	7,685,264	-	-	-	7,685,264
Total	31,838,450	194,065	-	-	32,032,515

Accumulated amortization:
Rights	(15,669,850)	(1,363,098)	-	-	(17,032,948)
Other intangible assets	(7,239,779)	(37,211)	-	-	(7,276,990)
Total	(22,909,629)	(1,400,309)	-	-	(24,309,938)

Carrying amounts	8,928,821	(1,206,244)	-	-	7,722,577

F-33

	January 1, 2023	Additions	Disposals	Hyperinflation adjustment	December 31, 2023
Costs:
Rights	24,138,482	48,256	(38,066)	4,514	24,153,186
Other intangible assets	7,685,264	-	-	-	7,685,264
Total	31,823,746	48,256	(38,066)	4,514	31,838,450

Accumulated amortization:
Rights	(14,592,393)	(328,117)	5,386	(754,726)	(15,669,850)
Other intangible assets	(7,182,909)	(4,829)	-	(52,041)	(7,239,779)
Total	(21,775,302)	(332,946)	5,386	(806,767)	(22,909,629)

Carrying amounts	10,048,444	(284,690)	(32,680)	(802,253)	8,928,821

NOTE 13 – LEASES

Group as a lessee

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the years ended December 31, 2024 and 2023:

Right of use assets

	January 1, 2024	Additions	Hyperinflation adjustment	December 31, 2024
Costs:
Buildings	680,406	-	-	680,406
Total	680,406	-	-	680,406

Accumulated depreciation:
Buildings	(464,945)	(146,334)	-	(611,279)
Total	(464,945)	(146,334)	-	(611,279)

Carrying amounts	215,461	(146,334)	-	69,127

	January 1, 2023	Additions	Hyperinflation adjustment	December 31, 2023
Costs:
Buildings	680,406	-	-	680,406
Total	680,406	-	-	680,406

Accumulated depreciation:
Buildings	(328,863)	(94,253)	(41,829)	(464,945)
Total	(328,863)	(94,253)	(41,829)	(464,945)

Carrying amounts	351,543	(94,253)	(41,829)	215,461

F-34

Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Beginning balance of the year	230,062	268,918
Accretion of interest recognized during the year	(5,209)	(7,970)
Payments	(149,593)	(105,603)
Hyperinflation adjustment	-	74,717
Ending balance of the year after hyperinflation	75,260	230,062
Current portion	75,260	143,638
Non-current portion	-	86,424

The maturity profile of the Group’s lease liabilities as of the end of the reporting year, based on the contractual undiscounted payments, is as follows:

	December 31, 2024	December 31, 2023
Within 1 year	76,005	149,622
After 1 year but within 2 years	-	87,279
Total	76,005	236,901

	For the year ended December 31, 2024	For the year ended December 31, 2023
Weighted average discount rate (%)	4%	4%
Weighted average remaining lease term (in years)	0.5	1.5

The amounts recognized in profit or loss in relation to leases are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Interest on lease liabilities	5,209	7,970
Depreciation charge of right-of-use assets	146,334	94,253
Total amount recognized in profit or loss	151,543	102,223

Group as a lessor

The Group has entered into operating leases on its investment property portfolio consisting of certain residential, office and manufacturing buildings (see Note 10). The rental agreements are signed for a period of one year and are automatically renewed unless the tenant provides a termination notice. Due to hyperinflation in Türkiye, rental fees are subject to annual adjustments. Rental income recognized by the Group for the years ended December 31, 2024 and 2023 was TRY 26,739,490 and TRY 30,344,495, respectively.

NOTE 14 – COMMITMENTS, CONTINGENT ASSETS AND LIABILITIES

Contingent assets and liabilities

The Group has no contingent assets and liabilities as of December 31, 2024 and 2023.

F-35

Commitments, mortgages and guarantees not included in liabilities

The Group’s off-balance sheet commitments, mortgages, and guarantees as of December 31, 2024 and 2023 are detailed below:

As of December 31, 2024:

Type	Currency	Amount in original currency	Amount in TRY
Letter of Guarantee Given	TRY	50,831,854	50,831,854
Letter of Guarantee Given	EUR	2,100,000	77,146,020
Guarantee Given	TRY	1,001,100,000	1,001,100,000
Guarantee Given	USD	32,500,000	1,146,609,750
Guarantee Given	EUR	4,150,000	152,455,230
Total			2,428,142,854

As of December 31, 2023:

Type	Currency	Amount in original currency	Amount in TRY
Letter of Guarantee Given	TRY	59,962,398	59,962,398
Letter of Guarantee Given	EUR	2,100,000	68,405,190
Guarantee Given	TRY	1,002,100,000	1,002,100,000
Guarantee Given	USD	44,500,000	1,309,999,900
Guarantee Given	EUR	4,150,000	135,181,685
Foreclosure	TRY	17,316,129	17,316,129
Total			2,592,965,302

	December 31, 2024	December 31, 2023
Collaterals, pledges and mortgages (“CPM”) given by the Group
A. Total amount of CPMs given on behalf of the Company	265,201,508	566,900,615
B. Total amount of CPMs given on behalf of the Company’s subsidiaries	1,902,941,346	1,766,064,687
C. Total amount of CPMs given on behalf of the Company’s related parties	257,500,000	257,500,000
D. Total amount of CPMs given on behalf of third parties	2,500,000	2,500,000
Total	2,428,142,854	2,592,965,302

Commitments

In accordance with Article 17 of the Turkish Forestry Law in Article 8, Paragraph 6, the land permit fee has been collected in advance every year since year 2009 without the need for notification until 2030. The land permit fee for the future years shall be determined by increasing at the rate of Price Increase Coefficient (Bedel Artış Katsayısı, or “BAK”) and collected in advance on the permit start date without the need for notification.

For energy production facilities, the land permit fees calculated in the first year are re-determined by increasing by BAK every year. The estimated land permit fee for 2025 is TRY 165,157. (2024: TRY 223,088 and 2023: TRY 314,808)

NOTE 15 – PROVISION FOR EMPLOYEE BENEFITS

Short-term provisions for employee benefits

	December 31, 2024	December 31, 2023
Vacation provision	4,899,551	3,591,949
Total	4,899,551	3,591,949

F-36

The movements in provisions for unused vacation for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Beginning balance of the year	2,487,864	1,877,359
Additional provision	2,411,687	610,505
Ending balance of the year	4,899,551	2,487,864
Hyperinflation adjustment	-	1,104,085
Ending balance of the year after hyperinflation adjustment	4,899,551	3,591,949

Long-term provisions for employee benefits

	December 31, 2024	December 31, 2023
Severance compensation liability	8,642,740	7,858,395
Total	8,642,740	7,858,395

In accordance with the provisions of the applicable Labor Law, employers are obligated to pay legal severance compensation to employees whose employment contracts are terminated in a manner that entitles them to such compensation. Additionally, employers are required to pay legal severance compensation to employees who qualify to leave their jobs by claiming their severance pay under the current legislation. The severance compensation is subject to a ceiling of TRY 46,655 effective from January 1, 2025. The ceiling was TRY 23,489 for the years ended December 31, 2024, and 2023.

The severance compensation liability is not subject to any legal funding.

Severance compensation liability is calculated based on the present value of the Group’s estimated future obligations arising from employees’ termination of employment. TMS 19 (“Employee Benefits”) prescribes that the Group’s obligations be developed using actuarial valuation methods under defined benefit plans. Accordingly, the actuarial assumptions used in calculating the total obligations are as follows:

● The main assumption is that the maximum liability for each year of service will increase in parallel with inflation.

●Therefore, the applied discount rate reflects the expected discount rate after adjusting for future inflation effects. As of the year-ends, the provisions are calculated by estimating the present value of the future potential obligations arising from employees’ termination.

● The inflation and discount rate estimates reflect the Group Management’s long-term expectations. These expectations are reviewed and revised, if necessary, at each balance sheet date.

The movements in severance compensation liability for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Beginning balance of the year	5,442,902	5,631,331
Current service cost	666,252	262,034
Interest cost	3,303,181	1,388,551
Actuarial gain and loss	468,500	728,926
Severance payment	(1,238,095)	(2,567,940)
Ending balance of the year	8,642,740	5,442,902
Hyperinflation adjustment	-	2,415,493
Ending balance of the year after hyperinflation adjustment	8,642,740	7,858,395

F-37

NOTE 16 – ACCRUED PAYROLL

The accrued payroll at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Payroll payables	6,869,674	5,937,155
Individual income tax payable	2,804,770	4,590,877
Social security to be paid	3,385,703	5,691,329
Total	13,060,147	16,219,361

NOTE 17 – PREPAID EXPENSES

The prepaid expenses as of December 31, 2024 and 2023 are as follows:

Prepaid expenses

	December 31, 2024	December 31, 2023
Order advances given for inventory purchases	68,316,944	133,646,693
Others	828,643	21,788,815
Total	69,145,587	155,435,508

Prepaid expenses, related parties

	December 31, 2024	December 31, 2023
Order advances given for inventory purchases, related parties (Note 28)	1,000	1,103,885
Total	1,000	1,103,885

The movements in prepaid expenses for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance of the year	108,418,740	21,212,100
Addition	729,828,950	1,095,658,476
Transfer out	(769,101,103)	(1,008,451,836)
Ending balance of the year	69,146,587	108,418,740
Hyperinflation adjustment	-	48,120,653
Ending balance of the year after hyperinflation adjustments	69,146,587	156,539,393
Including:
Ending balance of the year, related parties	1,000	1,103,885
Ending balance of the year, third parties	69,145,587	155,435,508

NOTE 18 – OTHER CURRENT ASSETS AND OTHER PAYABLES

Other current assets

	December 31, 2024	December 31, 2023
Value Added Tax carried forward	1,414,870	1,698,518
Work advances	550,070	169,502
Total	1,964,940	1,868,020

F-38

Other payables

	December 31, 2024	December 31, 2023
Deposits and guarantees received	10,001,784	2,576
Taxes, fees and deductions payable	7,656,568	4,359,650
Expenses accruals	8,719,075	91,138,109
Others	7,342,413	1,136,651
Total	33,719,840	96,636,986

Other payables, related parties

	December 31, 2024	December 31, 2023
Other payables to related partes (Note 28)	301,802,089	257,681,610
Total	301,802,089	257,681,610

NOTE 19 – EQUITY

a)	Share capital

As of December 31, 2024 and 2023, 5,000,000,000 Ordinary Shares were authorized, and 154,750,000 shares were issued, respectively. Share capital as of December 31, 2024 and 2023 are as follows:

	December 31, 2024				December 31, 2023
Shareholder’s name	Total Amount in TRY	Group A-amount in TRY	Group B-amount in TRY	Percentage Ownership of Ordinary Shares	Total Amount in TRY	Group A-amount in TRY	Group B-amount in TRY	Percentage Ownership of Ordinary Shares
Yeşil Holding A.Ş.	55,661,615	8,443,919	47,217,696	35.97	59,191,875	8,443,919	50,747,956	38.25
Lia Invest LLC	49,287,875	7,031,081	42,256,794	31.85	49,287,875	7,031,081	42,256,794	31.85
Yeşil Yapı Endüstrisi A.Ş.	46,270,250	-	46,270,250	29.90	46,270,250	-	46,270,250	29.90
Yeşil Yatırım Holding A.Ş.	3,530,260	-	3,530,260	2.28	-	-	-	-
Total	154,750,000	15,475,000	139,275,000	100.00	154,750,000	15,475,000	139,275,000	100.00

According to the Article of Associates of the Group, both Group A and Group B have the right to nominate candidates for the Board of Directors and to vote in the general assembly. However, Group A shares have privileges in the election of the members of the Board of Directors. The following members are elected among the candidates nominated by the majority of Group A shareholders:

Members elected from Group A’s proposed candidates	Total members on Board of Directors
2	5
3	6
3	7
4	8
4	9
5	10
5	11

In Ordinary and Extraordinary General Assembly meetings, each Group A share has 5 (five) voting rights, and each Group B share has 1 (one) voting right.

F-39

Shares pledged as collateral with Bank B summary as of December 31, 2024 and 2023 list as follows:

As of December 31, 2024

Shares Collateral	Number of Shares
15,475,000 Group A Shares and 139,275,000 Group B Shares owned by the Company’s shareholders	154,750,000
135,000,000 Shares of Körfez Enerji Sanayi ve Ticaret A.Ş. owned by the Company.	135,000,000
Total	289,750,000

As of December 31, 2023

Shares Collateral	Number of Shares
15,475,000 Group A Shares and 139,275,000 Group B Shares owned by the Company’s shareholders	154,750,000
135,000,000 Shares of Körfez Enerji Sanayi ve Ticaret A.Ş. owned by the Company.	135,000,000
Total	289,750,000

b)	Restricted Reserves

According to Article 519 of the Turkish Commercial Code No. 6102, the general legal reserve is appropriated out of the statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group’s paid-in capital. According to the Turkish Commercial Code, unless the general legal reserve does not exceed half of the share capital or issued capital, it may only be used to cover losses, to continue the business when business is not going well, or to take measures to prevent unemployment and mitigate its consequences.

	December 31, 2024	December 31, 2023
Beginning balance of the year	131,975,278	77,615,161
Transferred from retained earnings	3,231,006	13,793,899
Hyperinflation impact	-	40,566,218
Ending balance of the year	135,206,284	131,975,278

c)	Other comprehensive expenses not to be reclassified to profit or loss

The Group’s accumulated other comprehensive income or expenses that will not be reclassified to profit or loss for the years ended are as follows:

	December 31, 2024	December 31, 2023
Actuarial loss on remeasurement of defined benefit plans	131,435	599,935
Total	131,435	599,935

d)	Non-controlling interest

Amounts corresponding to shares other than the parent company and subsidiaries are deducted from all equity account group items, including the paid/issued capital of subsidiaries within the scope of consolidation, and are presented under the “Non-Controlling Interest” account group in the consolidated balance sheet’s equity account group. The Group’s non-controlling Interests as of December 31, 2024 and 2023 are detailed below:

	Country of incorporation	Proportion of ownership interests held by non-controlling interest (NCI)		Profit allocates to NCI for the years		Non-controlling interest
Name of subsidiary		December 31, 2024	December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023	December 31, 2024	December 31, 2023
Körfez Enerji San.ve Tic.A.Ş.	Türkiye	0.13%	0.13%	1,875,172	654,277	8,141,205	6,266,033
ORT Elektrik Toptan Satış A.Ş.	Türkiye	0.80%	0.80%	680,497	134,041	867,840	187,343
				2,555,669	788,318	9,009,045	6,453,376

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NOTE 20 – REVENUE

The analysis of revenue for the years ended December 31, 2024 and 2023 is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Electricity sales	1,928,928,723	1,828,796,929
Electricity sales, related parties	118,000,661	176,025,275
Goods sales	106,271,170	201,329,675
Others	36,359,292	-
Hyperinflation adjustment	455,740,475	718,500,664
Total	2,645,300,321	2,924,652,543

The analysis of cost of sales for the years ended December 31, 2024 and 2023 is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Costs of electricity sales	1,181,449,214	1,392,645,078
Costs of goods sales	105,673,177	174,403,743
Costs of others	7,933,383	-
Hyperinflation adjustment	357,760,317	539,110,117
Total	1,652,816,091	2,106,158,938

NOTE 21 – GENERAL AND ADMINISTRATIVE EXPENSES

The Group’s general and administrative expenses for the years ended December 31, 2024 and 2023 are explained below.

	For the year ended December 31, 2024	For the year ended December 31, 2023
Depreciation expenses	48,810,672	31,000,294
Expenses of personnel salaries, premiums and bonuses	24,863,989	9,552,216
Consultancy and audit expenses	25,443,190	7,875,319
Taxes, duties and charges	9,311,504	2,149,456
Representation and hospitality expenses	8,361,653	7,783,333
Domestic and international travel expenses	-	1,933,588
Legal litigation expenses	1,073,522	492,535
Attendance fees and expenses	1,328,549	433,709
Maintenance and repair expenses	1,143,367	236,891
Donations and grants	597,420	1,101,330
Insurance expenses	564,558	52,362
Information processing expenses	503,724	19,341
Subscription and fees	-	154,878
Other expenses	9,334,685	11,091,383
Hyperinflation adjustment	19,820,870	29,659,678
Total	151,157,703	103,536,313

F-41

NOTE 22 – SELLING EXPENSES

The Group’s selling expenses for the years are explained below.

	For the year ended December 31, 2024	For the year ended December 31, 2023
Electricity distribution system usage fee	98,394,631	100,760,251
Consultancy	2,448,245	1,827,495
Expenses of personnel wages, bonuses	738,416	785,621
Depreciation	677,066	609,017
Customs clearance	-	653,236
Other expenses	1,425,545	3,743,936
Hyperinflation adjustment	14,262,115	11,606,358
Total	117,946,018	119,985,914

NOTE 23 – OTHER OPERATING INCOME AND EXPENSES

The analysis of other operating income and expenses for the years ended December 31, 2024 and 2023 is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Other income	1,956,893	3,915,411
Litigation provision expenses	(2,066,540)	(1,656,421)
Net foreign exchange losses	(20,604,614)	(248,101,844)
Other expenses	(56,523,505)	(50,804,754)
Hyperinflation adjustment	(22,626,218)	(11,688,746)
Total	(99,863,984)	(308,336,354)

NOTE 24 – INVESTMENT INCOME AND EXPENSES

The Group’s income and expenses from investing activities for years are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Fair value increase of investment properties	3,086,327,269	2,670,196,749
Gains on sale of securities	2,744,309	20,616,809
Real estate rental income	26,739,490	30,344,495
Others	-	5,622
Total	3,115,811,068	2,721,163,675

	For the year ended December 31, 2024	For the year ended December 31, 2023
Loss on sale of investment properties	281,612,460	139,973,829
Total	281,612,460	139,973,829

NOTE 25 – RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows arising from financing activities:

				Non-cash changes
	Balance as of January 1, 2024	Financing cash flow	Interest expenses	Foreign exchange movement	Debt discount amortization	Hyperinflation adjustment	Balance as of December 31, 2024
Borrowings	821,624,273	(400,034,588)	259,476,500	24,268,949	37,960,667	-	743,295,801
Total	821,624,273	(400,034,588)	259,476,500	24,268,949	37,960,667	-	743,295,801

F-42

				Non-cash changes
	Balance as of January 1, 2023	Financing cash flow	Interest expenses	Foreign exchange movement	Debt discount amortization	Hyperinflation adjustment	Balance as of December 31, 2023
Borrowings	790,171,918	(173,178,006)	109,053,342	95,577,019	16,418,190	372,528,921	1,210,571,384
Total	790,171,918	(173,178,006)	109,053,342	95,577,019	16,418,190	372,528,921	1,210,571,384

NOTE 26 – EARNINGS PER SHARE

Earnings per share are calculated by dividing the net profits for the year by the weighted average number of ordinary shares outstanding during the year. Earnings per share calculation is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Net profit attributable to group shareholders	2,338,315,366	870,106,511
Weighted average number of shares	154,750,000	154,750,000
Basic and diluted earnings per share	15.11	5.62

There was no dilutive effect on earnings per share since the Group had no dilutive potential ordinary shares for the years ended December 31, 2024 and 2023.

NOTE 27 – INCOME TAX

Taxes payable

	December 31, 2024	December 31, 2023
Deferred or installment liabilities (*)	2,051,617	35,383,808
Corporate income tax payable	41,625,295	5,642,529
Total	43,676,912	41,026,337

Taxes payable, non-current

	December 31, 2024	December 31, 2023
Overdue deferred or installment payables to Public (*)	3,159,410	13,656,811
Total	3,159,410	13,656,811

* The Group increased the corporate and value added tax bases and undertook tax restructuring within the scope of Law No. 7440 in 2023 and Law No. 7326 in 2022. The remaining instalments of the calculated and increased tax amount (including the coefficient amount), as of the end of the year, constitute the balance of deferred or instalment liabilities to the public.

F-43

Income tax (benefits) expenses

	For the year ended December 31, 2024	For the year ended December 31, 2023
Current corporate income tax expenses	101,000,181	5,642,529
Deferred income tax (benefits) expenses	(777,743,662)	454,791,501
Total	(676,743,481)	460,434,030

Current income tax

Turkish tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis.

With the publication of the Law No. 7394 in the Official Gazette dated April 15, 2022, the corporate tax rate has been permanently increased to 23% for the 2022 taxation year, and this change was valid between July 1, 2022 and year end.

An amendment to Türkiye’s Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 23% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of October 1, 2023.

In accordance with the “General Communiqué on Tax Procedure Law No: 555” published in the Official Gazette dated December 30, 2023 and numbered 32415 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the financial statements of the entities operating in Türkiye for the 2023 accounting year are subject to inflation adjustment. The inflation adjusted financial statements will constitute an opening balance sheet base in the tax returns to be prepared as of January 1, 2024 and opening inflation effects will not be taken into consideration in the calculation of the year tax for 2023.

In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on March 12, 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

Corporations are required to pay advance corporation tax quarterly at the rate of 25% on their corporate income (2023: 25%; 2022: 23%). Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

In Türkiye, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate.

Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The Group has not been audited by tax authorities.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous years.

Deferred income taxes

The Group recognizes deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under IFRS and their tax records. These differences usually result in the recognition of income and expenses in different reporting years for IFRS and tax purposes.

Deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized.

F-44

At each balance sheet date, the Group reviews its deferred tax assets and reverses any deferred tax assets determined to be unrecoverable from future taxable income. The corporate tax rate is taken as the basis in deferred tax calculations.

	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	Total temporary differences	Total temporary differences	Assets/ (Liabilities)	Assets/ (Liabilities)
Adjustment for prepaid expenses and deferred revenues	8,215,644	2,077,124	2,053,911	519,281
Investment in associates	196,129,441	-	49,032,362	-
Debt interest discount of loans	19,869,253	-	4,967,313	-
Financial assets at FVTPL	1,921,621	-	480,405	-
Accruals	11,509,643	-	2,877,411	-
Expected credit loss allowance	5,251,068	2,540,658	1,312,767	635,164
Right-of-use assets	523,385	464,944	130,846	116,236
Provision for employee benefits	13,505,613	11,397,389	4,093,384	3,499,660
Deferred tax assets	256,925,668	16,480,115	64,948,399	4,770,341
Depreciation and amortization	(751,170,765)	(1,315,242,234)	(187,792,691)	(328,810,559)
Investment properties	(3,659,206,484)	(4,682,760,380)	(686,101,220)	(1,170,690,094)
Investment in associates	-	(179,485,499)	-	(44,871,375)
Debt interest discount of loans	-	(187,570,139)	-	(46,892,535)
Financial assets at FVTPL	-	(19,546)	-	(4,886)
Others	-	(760,260)	-	(190,065)
Deferred tax liabilities	(4,410,377,249)	(6,365,838,058)	(873,893,911)	(1,591,459,514)
Deferred tax liabilities, net	(4,153,451,581)	(6,349,357,943)	(808,945,512)	(1,586,689,173)

The charge for the year can be reconciled to the profit before tax as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Consolidated profit before taxes	1,664,127,554	1,331,328,859
Statutory tax rate	25%	25%
Corporate income tax at statutory tax rate	416,031,889	332,832,215
Hyperinflation adjustment impact	386,612,565	159,780,047
Investment properties	(98,126,454)	(417,284,308)
Investments in associates	103,762,107	(52,336,208)
Permanent Items	(936,920,430)	35,847,260
Depreciation and amortization	212,568,797	(1,734,689)
Accruals	(6,814,526)	(39,087,727)
Preferable tax rate impact	(23,889,574)	-
Taxable loss not used in current year (carried forward)	22,579,345	-
Calculated tax deduction	(5,026,528)	-
Provisions and allowance	11,193,970	4,919,131
Others timing differences	19,029,020	(17,293,192)
Corporate income tax	101,000,181	5,642,529

F-45

NOTE 28 – RELATED PARTY TRANSACTIONS

a)	Remuneration of key management personnel:

The remuneration of key management personnel (directors and members of executive officers) for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Remuneration	658,932	406,646

Both the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have no compensation arrangements with the Company. They have received no compensation for services rendered to the Company and have received no grants of equity-based compensation or equity incentive plans from the Company or its related parties as of and for the years ended December 31, 2024, and 2023.

b)	Related party name and categories

Names of related parties	Related party categories
Yeşil Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.
Yeşil Yapı Endüstrisi A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.
Yeşil Yatırım Holding A.Ş.	Shareholder of Yeşil Global Enerji A.Ş.
Kamil Engin Yeşil	Shareholder of Yeşil Holding A.Ş.
Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic.A.Ş.	Equity method investee
Wowwo E-Ticaret Telekomünikasyon ve Teknoloji A.Ş.	Equity method investee
Kapital Yatırım Holding A.Ş.	Investee of Yeşil Holding A.Ş.
Zincir Yapı A.Ş.	Investee of Yeşil Holding A.Ş.
Yeşil Global İnşaat Turizm Otelcilik A.Ş.	Investee of Yeşil Holding A.Ş.
Optimum Tesis ve Hizmet Yönetim A.Ş.	Investee of Yeşil Holding A.Ş.
Terra Power Oto.ve Enerji Sistem A.Ş.	Investee of Yeşil Holding A.Ş.
Fiberr Fiber Reinforced Resıns Kompozit Teknolojileri Dış Tic. Ltd. Şti	Other Related Parties*
İitech İnvention İnovasyon ve Teknoloji A.Ş.	Other Related Parties*
Renco Kompozit Tek. San. ve Tic. A.Ş.	Other Related Parties*
Tasfiye Halinde Terra Gaz A.Ş.	Other Related Parties*
Yeşil Dönüşüm İnşaat A.Ş.	Other Related Parties*
Yeşil Gayrimenkul Yatırım Ortaklığı A.Ş.	Other Related Parties*
Ortadoğu Holding A.Ş.	Other Related Parties**

* The historical connection through Yeşil Holding A.Ş.

** The shareholder of equity method investee, Ortadoğu Yenilenebilir Enerji Üretim San.ve Tic. A.Ş.

The table below presents outstanding balances with related parties at each reporting date.

As of December 31, 2024	Trade Receivables	Non-Trade Receivables	Trade Payables	Non-Trade Payables
Equity method investee	149,895	2,015	5,149,471	-
Other Related Parties	15,503,169	82,087,597	1,614,582	4,345,700
Shareholder of Yeşil Global Enerji A.Ş.	782,553	46,157,292	12,858,781	20,000,000
Shareholder of Yeşil Holding A.Ş.	-	562,930	-	241,008,219
Investee of Yeşil Holding A.Ş.	4,901,040	103,048,909	671,488,507	36,448,170
Total	21,336,657	231,858,743	691,111,341	301,802,089

As of December 31, 2023	Trade Receivables	Non-Trade Receivables	Trade Payables	Non-Trade Payables
Equity method investee	9,072,914	17,621,255	-	-
Other Related Parties	13,383,071	3,690,652	149,439,376	41,625,393
Shareholder of Yeşil Global Enerji A.Ş.	734,213	65,543,784	103,653,044	4,878,463
Shareholder of Yeşil Holding A.Ş.	-	18,635	-	140,889,346
Investee of Yeşil Holding A.Ş.	6,400,520	294,604	103,135,934	70,288,408
Total	29,590,718	87,168,930	356,228,354	257,681,610

Prepaid Expenses	December 31,2024	December 31,2023
Zincir Yapı A.Ş.	1,000	1,103,885
Total	1,000	1,103,885

Contract liabilities	December 31,2024	December 31,2023
Yeşil Holding A.Ş.	81,356	117,461
Fiberr Fiber Reinforced Resıns Kompozit Teknolojileri Dış Tic. Ltd. Şti	23,143,889	1,735,551
Total	23,225,245	1,853,012

F-46

c)	Significant sales to and purchases from related parties for the years ended December 31, 2024 and 2023:

The table below summarizes material sales and purchase transactions with related parties during the years presented.

Sales of goods and services, fixed assets, interest income, or rental income earned from related parties for the years ended December 31, 2024, and 2023:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Equity method investee
Interest income	-	9,633,193
Sales of fixed assets	23,603,989	-
Sales of services	-	13,521
Sales of goods	473,850	973,140
Lease income	8,598,244	11,856,237
Investee of Yeşil Holding A.Ş.
Interest income	217,695	1,179,469
Sales of fixed assets	464,831,053	-
Sales of services	-	293,855
Sales of goods	(1,000)	2,611
Lease income	9,186,726	11,914,983
Other Related Parties
Interest income	60,727,451	400,518
Sales of fixed assets	426,122,498	474,396
Sales of goods	117,299,462	174,541,143
Lease income	3,107,503	64,119
Shareholder of Yeşil Global Enerji A.Ş.
Interest income	21,797,742	46,933
Sales of goods	228,350	508,381
Total sales of goods and providing services	1,136,193,563	211,902,499

Procurement of goods and services, fixed assets, interest expense, or equity invested in related parties for the year ended December 31, 2024, and 2023:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Equity method investee
Interest expenses	-	6,449,745
Purchase of fixed assets	188,425,535	17,967,631
Purchase of services	435,370	498,520
Equity investment in associates	-	18,030,254
Investee of Yeşil Holding A.Ş.
Interest expenses	41,677,886	36,645,110
Purchase of fixed assets	1,233,893,748	-
Purchase of services	258,797	302,409
Other Related Parties
Interest expenses	-	42,138,281
Purchase of fixed assets	487,751,874	165,778,351
Purchase of services	28,727	600,047
Purchase of goods	15,001,628	4,469,493
Shareholder of Yeşil Global Enerji A.Ş.
Interest expenses	473,918	1,456,866
Equity investment in associates	-	18,030,254
Total procurement of goods and receiving services	1,967,947,483	312,366,961

F-47

Guarantees to related parties for the years ended December 31, 2024, and 2023

	For the year ended December 31, 2024	For the year ended December 31, 2023
Other Related Parties	7,500,000	7,500,000
Equity method investee	250,000,000	250,000,000
Total guarantees given	257,500,000	257,500,000

NOTE 29 – CAPITAL MANAGEMENT

The Group manages its capital structure to ensure the ongoing sustainability of its operations as a going concern, while aiming to maximize returns to shareholders through the optimal balance of debt and equity. The capital structure is reviewed regularly by senior management and includes:

●	Total debt, which comprises borrowings, lease liabilities, and trade payables (Note 5, Note 13 and Note 6),

●	Cash and cash equivalents (Note 3), and

●	Equity, including issued capital, capital reserves, retained earnings, and other components (Note 19).

The Group evaluates the cost and risk of each component of capital and seeks to maintain an efficient capital structure through dividend distributions, new share issuances, or adjustments in borrowing levels as necessary.

The Group monitors capital using the debt/total capital ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated by deducting cash and cash equivalents from total debt (which includes borrowings, finance leases and trade payables as shown in the balance sheet). Total capital is calculated by adding equity and net debt, as shown in the balance sheet.

The Group’s net debt/total capital ratio at the end of the year’s capital ratio is as follows:

	December 31, 2024	December 31, 2023
Total debt	984,304,020	1,351,460,730
Cash and cash equivalents	(166,091,674)	(21,553,421)
Net debt	818,212,346	1,329,907,309
Total equity	7,123,280,364	4,781,940,829
Total capital	7,941,492,710	6,111,848,138
Net debt/total capital ratio (%)	10.30%	21.76%

The Group’s overall strategy based on equity does not differ from the prior year. The Group does not hold or use financial instruments for hedge purposes.

NOTE 30 – FINANCIAL AND CAPITAL RISKS MANAGEMENT

a)	Financial risk management

Credit risk

Holding financial instruments involves the risk that counterparties will not be able to fulfill the terms of the agreement. The Group’s collection risk arises mainly from its trade receivables and other receivables. Trade receivables and other receivables are evaluated in accordance with the Group’s policies and procedures and are recognized as net of allowance for credit losses (Note 6).

F-48

The Group has established an effective control system over its customers. The credit risk arising from these transactions is monitored by management and is limited for each debtor.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Counterparty has a low risk of default and does not have any past-due amounts.	Lifetime ECL
III	Amount is past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – credit-impaired

As of December 31, 2024 and 2023, expected credit loss from trade receivables and other receivables are as follows:

December 31, 2024	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
Trade Receivables	II	Lifetime ECL	243,170,586	-	243,170,586
Trade Receivables	III	Lifetime ECL	2,340,987	(2,340,987)	-
Other Receivables	II	Lifetime ECL	264,048,133	-	264,048,133
Other Receivables	III	Lifetime ECL	10,437,038	(10,437,038)	-
Cash and cash equivalents	I	12-month ECL	166,091,674	-	166,091,674

December 31, 2023	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
Trade Receivables	II	Lifetime ECL	278,596,856	-	278,596,856
Trade Receivables	III	Lifetime ECL	977,001	(977,001)	-
Other Receivables	II	Lifetime ECL	132,155,728	-	132,155,728
Other Receivables	III	Lifetime ECL	12,430,985	(12,430,985)	-
Cash and cash equivalents	I	12-month ECL	21,553,421	-	21,553,421

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations and bank borrowings, if necessary. The management is satisfied that funds are available to finance the operations of the Group.

December 31, 2024	Book Value	Cash in accordance with the contract Total Outflows	Less than 12 months	1-2 years	3-5 years
Loans	743,295,801	1,037,026,919	641,815,279	249,830,797	145,380,843
Trade payables	1,260,709,001	1,260,709,001	1,260,709,001	-	-
Other payables	400,317,949	400,317,949	400,317,949	-	-
Total	2,404,322,751	2,698,053,869	2,302,842,229	249,830,797	145,380,843

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December 31, 2023	Book Value	Cash in accordance with the contract Total Outflows	Less than 12 months	1-2 years	3-5 years
Loans	1,210,571,384	1,728,767,168	781,745,403	556,902,721	390,119,044
Trade payables	1,040,065,754	1,040,065,754	1,040,065,754	-
Other payables	428,813,054	428,813,054	428,813,054	-	-
Total	2,679,450,192	3,197,645,976	2,250,624,211	556,902,721	390,119,044

In its capital management, the Group aims to ensure the continuity of its operations while also striving to increase profitability by using the balance between debt and equity in the most efficient manner. The Group’s capital structure consists of liabilities, including borrowings explained in Note 5, cash and cash equivalents detailed in Note 3, and equity items such as issued capital, capital reserves, profit reserves, and retained earnings as described in Note 19.

The risks associated with each class of capital, along with the cost of capital, are assessed by senior management.

Based on senior management’s evaluations, the capital structure is balanced through new borrowings or the repayment of existing debts, as well as through the issuance of new shares.

Interest rate risk management

Fixed Rate Financial Instruments	December 31, 2024	December 31, 2023
Financial liabilities	984,304,020	1,351,460,730

Floating Rate Financial Instruments	December 31, 2024	December 31, 2023
Financial assets	216,085,882	131,180,582

The Group is exposed to interest rate risk primarily through its borrowings. The objective of the Group’s interest rate risk management is to minimize the impact of short-term market rate fluctuations on financing costs.

As of December 31, 2024 and 2023, all material bank loans of the Group bear fixed interest rates. Accordingly, the Group has no significant exposure to cash-flow interest rate risk.

The following table summarizes the simulated change in the financial assets and equity as of December 31, 2024:

	Fair value of Assets	Equity
100 basis-point rise in the interest rate of the short-term advance interest rate	1,076,691	1,076,691
500 basis-point rise in the interest rate of the short-term advance interest rate	5,383,456	5,383,456

The Group monitors market interest-rate movements on a regular basis and, where appropriate, may consider using a balanced mix of fixed and variable-rate instruments to optimize its financing structure. No interest-rate derivatives were used during the reporting periods.

b)	Fair value of the financial instruments

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

-	Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices).

-	Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

As of December 31, 2024 and 2023, except for equity securities, the Group does not have any financial instruments measured at fair value on a recurring basis. All other financial instruments are measured at amortized cost.

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Fair value hierarchy

The following table presents the Group’s financial assets measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2024
	Total	Level 1	Level 2	Level 3
Equity securities	362,311	362,311	-	-

		Fair Value Measurements at December 31, 2023
	Total	Level 1	Level 2	Level 3
Equity securities	391,799	391,799	-	-

Fair value disclosures

The carrying amounts of cash and cash equivalents, trade and other receivable, trade and other payable and all other current assets and liabilities approximate fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The estimated fair values of loan borrowing were approximately TRY 731,382,770 and TRY 1,214,931,774 as of December 31, 2024 and December 31, 2023, respectively. The aggregate book values of these liabilities were approximately TRY 743,295,801 and TRY 1,210,571,384 as of December 31, 2024 and December 31, 2023, respectively.

NOTE 31 – OPERATING SEGMENTS INFORMATION

a.	Operating segments, segment revenue and operating results

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

An operating segment is a component of an entity:

1) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to the transactions with other components of the same entity);

2) whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance; and

3) for which discrete financial information is available.

The Company’s Chief Executive Officer, who serves as the CODM, periodically review operating results, focusing on operating income generated by operating segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Group has only one operating segment, the electricity generation segment. The power generation segment engages mainly in producing electricity from landfill methane and thermal projects.

b.	Geographic and major customers’ information were as follows:

1)	All the Group’s noncurrent assets were located in Türkiye. Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets, investment properties and other noncurrent assets.

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2)	Major customers representing at least 10% of net revenue

	For the year ended December 31, 2024		For the year ended December 31, 2023
	Amount	%	Amount	%
Enerji Piyasalari İşletme A.Ş.	1,913,474,566	72.33	2,262,250,518	77.35

NOTE 32 – SUBSEQUENT EVENTS

The Group evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements are issued. Other than the material subsequent events disclosed in the notes to financial statements, no other material subsequent events that required recognition or additional disclosure in the consolidated financial statements are presented.

In April 2025, the Group entered into an Advisory Agreement with Greentree Financial Group, Inc. (“GFG”), as amended in August 2025, pursuant to which GFG would provide certain professional services to the Group in connection with its initial public offering. As consideration for services provided under this agreement, the Group shall pay to GFG an amount equal to US$5,000,000, such amount to be paid in the Group’s ordinary shares at the per-share price determined at the market value of such shares at the time of the initial public offering, which shares shall be issued upon and subject to the closing of the initial public offering, and shall be issued within forty-eight (48) hours of pricing of the initial public offering, or at such earlier time as the shares issued in the initial public offering are settled in accordance with transfer agent instructions issued by the Group for issuance of the shares sold in the initial public offering. The Group will cause such shares to be registered as soon as practicable following the initial public offering, subject to any restrictions contained in the Underwriting Agreement respecting the initial public offering, or otherwise to be freely tradeable in accordance with Rule 144 of the Securities Act. If the Group is unable to cause such shares to be registered or otherwise freely tradeable within eighty-nine (89) days following the initial public offering, the Group and GFG agree to adjust the amount of shares to be issued to GFG as may be necessary to result in the issuance of shares in the value of US$5,000,000 (the “True-Up Shares”). The True-Up Shares shall be based on the then applicable market value of the shares on the one hundred seventy-nineth (179th) day following the initial public offering, and the issuance of such True-Up Shares shall occur promptly thereafter, under no circumstances greater than two business days.

In July 2025, Körfez Enerji divested its entire interest in Wowwo to related-party Zincir Yapı A.Ş. for a consideration of TRY 1,379,200,000, a decision which was made for business strategy reasons.

In August 2025, the Group has engaged D. Boral Capital LLC (“D. Boral”) to act as lead underwriter, deal manager and investment banker for the proposed firm commitment initial public offering (“Offering”) in connection with the offering of the Group’s equity, debt and/or equity derivative instruments. In connection with the Offering, D. Boral’s legal counsel will prepare an underwriting agreement between D. Boral and the Group covering the sale of up to certain amount agreed upon between D. Boral and the Group of Securities, containing other customary terms and conditions (the “Underwriting Agreement”). The Underwriting Agreement will provide that the Group will grant to D. Boral an option that is exercisable within 45 days after the closing of the Offering, to acquire up to an additional 15.0% of the total number of Securities to be offered by the Group in the Offering, solely for the purpose of covering over-allotments (the “Over-Allotment Option”).

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As consideration for D. Boral’s advisory services pursuant to this agreement, D. Boral shall be entitled to receive the following compensation from the Group:

- For private equity and equity linked placements, pay D. Boral a cash fee of 7.0% of the amount of capital raised, invested or committed, payable to D. Boral in cash at the closing or closings of the financing to which it relates; and

- For debt placements, pay D. Boral a cash fee of 5.0% of the amount of capital raised, invested or committed, payable to D. Boral in cash at the closing or closings of the financing to which it relates.

In connection with the Offering as set forth in above paragraph, an underwriting discount of 7.0% of the total gross proceeds of the Offering shall be provided to D. Boral at the closing of the Offering, and each closing of the Over-Allotment Option.

As of December 31, 2024, the Group had total bank borrowings of TRY 456 million from Denizbank A.Ş. (“Denizbank Loans”). The Denizbank Loans reached maturity and were paid in full as of October 31, 2025.

On August 18, 2025, the Group’s wholly owned subsidiary, Power Upp USA, Inc., was established. Its activities include acquiring, developing, and operating oil and natural gas properties, as well as deploying energy transition technologies for the purposes of energizing and operating micro modular data centers for cryptocurrency mining and high-performance computing applications.

On September 4, 2025, Power Upp USA, Inc. executed a non-binding Letter of Intent to acquire a 65% equity interest in Permian Energy, LLC (“Permian”), a Texas-based company that owns proprietary enhanced oil and gas recovery technologies, by making a US$2,000,000 capital injection directly into Permian’s operations.

On September 4, 2025, Power Upp Midland 1, LLC was incorporated in the State of Texas -a wholly owned subsidiary of Power Upp USA, Inc., which is engaged in oil and gas production and registered with the Railroad Commission of Texas.

On November 4, 2025, Power Upp Midland 1, LLC (“Buyer”) entered into a Purchase and Sale Agreement with Lynx Production Company, Inc. (the “Seller”) for certain oil and gas leasehold interests located in Gaines County, Texas. The total purchase price for the transaction is US$250,000. Pursuant to the agreement, the Seller will retain a perpetual, non-participating overriding royalty interest of three percent (3%), reduced proportionately to reflect the interests conveyed, which will be free of all costs and expenses of production, gathering and marketing.

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Yeşil Global Enerji A.Ş.

[*] American Depositary Shares Representing

[*] Group B Ordinary Shares

D. BORAL CAPITAL LLC

Sole Book-Running Manager

[●], 2025

Until               , 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the U.S. Securities Act of 1933, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the last three years, we have not issued unregistered securities to any person, except as described below.

On March 2, 2023, we reclassified our 154,750,000 ordinary shares outstanding into 15,475,000 Group A ordinary shares and 139,275,000 Group B ordinary shares.

This transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering, and we believe that this transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder regarding offshore offers and sales. The recipient had adequate access, through his relationships with us, to information about the Company.

In April 2025, the Company entered into an Advisory Agreement with Greentree Financial Group, Inc. (“GFG”), as amended in August 2025, pursuant to which GFG would provide certain professional services to the Company in connection with its initial public offering. As consideration for services provided under this agreement, the Company shall pay to GFG an amount equal to US$5,000,000, such amount to be paid in the Company’s ordinary shares at the per-share price determined at the market value of such shares at the time of the initial public offering, which shares shall be issued upon and subject to the closing of the initial public offering, and shall be issued within forty-eight (48) hours of pricing of the initial public offering, or at such earlier time as the shares issued in the initial public offering are settled in accordance with transfer agent instructions issued by the Company for issuance of the shares sold in the initial public offering. The Company will cause such shares to be registered as soon as practicable following the initial public offering, subject to any restrictions contained in the Underwriting Agreement respecting the initial public offering, or otherwise to be freely tradeable in accordance with Rule 144 of the Securities Act. If the Company is unable to cause such shares to be registered or otherwise freely tradeable within eighty-nine (89) days following the initial public offering, the Company and GFG agree to adjust the amount of shares to be issued to GFG as may be necessary to result in the issuance of shares in the value of US$5,000,000 (the “True-Up Shares”). The True-Up Shares shall be based on the then applicable market value of the shares on the one hundred seventy-nineth (179th) day following the initial public offering, and the issuance of such True-Up Shares shall occur promptly thereafter, under no circumstances greater than two business days.

This transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering, and we believe that this transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder regarding offshore offers and sales. The recipient had adequate access, through his relationships with us, to information about the Company.

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Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following is a list of exhibits filed as a part of this registration statement:

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1**	Articles of Association of the Registrant, as currently in effect.
3.2**	Form of Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1**	Registrant’s Specimen Certificate for Ordinary Shares
4.2**	Form of American Depositary Receipt
4.3**	Form of Deposit Agreement
5.1**	Opinion of Pekin Attorney Partnership regarding the validity of the Ordinary Shares being registered
8.1**	Opinion of Pekin Attorney Partnership regarding certain Turkish tax matters
10.1**	Employment Agreement between the Registrant and [*]
10.2**	Employment Agreement between the Registrant and [*]
14.1**	Code of Business Conduct and Ethics of the Registrant
21.1**	List of Subsidiaries of the Registrant
23.1**	Consent of UHY LLP
23.2**	Consent of Pekin Attorney Partnership (included in Exhibit 5.1)
23.3**	Consent of Pekin Attorney Partnership, Turkish counsel
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nomination Committee Charter
99.4**	Insider Trading Policy of the Registrant
99.5**	Clawback Policy of the Registrant
107**	Filing Fee Table

*	Submitted herewith
**	To be filed by amendment
+	Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

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(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

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6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8)	That, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in İstanbul, Türkiye, on [*], 2025.

Yeşil Global Enerji A.Ş.

By:
Name:	Kurtuluş Akyüz
Title:	Chief Executive Officer and a Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kurtuluş Akyüz and Alaittin Sılaydın, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Date:	[*], 2025
Kurtuluş Akyüz Chief Executive Officer and a Director (Principal Executive Officer)

Date:	[*], 2025
Alaittin Sılaydın Chairman of the Board, Chief Financial Officer and a Director

Date:	[*], 2025
Ersin Bengül Director

Date:	[*], 2025
Ufuk Oltulu Director and Audit Committee Chair

Date:	[*], 2025
Erman Kendibasına Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in Fort Lauderdale, Florida, United States of America on [*], 2025.

Power Upp USA, Inc.

By:
Name:	Gökhan Matthew İnan
Title:	President, North American Operations

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